                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-82607
PROSPECTUS
JULY 16, 1999

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        [LOGO]               [LOGO]                [LOGO]                [LOGO]
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                           TOWN SPORTS INTERNATIONAL

             OFFER FOR ALL OUTSTANDING 9 3/4% SERIES A SENIOR NOTES
       DUE 2004 IN AGGREGATE PRINCIPAL AMOUNT OF $40,000,000 IN EXCHANGE
                   FOR 9 3/4% SERIES B SENIOR NOTES DUE 2004

THIS EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 13,
                             1999, UNLESS EXTENDED.

    We will not receive any proceeds from the exchange of these notes.

    TOWN SPORTS INTERNATIONAL:

    - We own and operate fitness clubs in the Northeast and Mid-Atlantic regions of the United States.

    - Town Sports International
      888 Seventh Avenue
      New York, New York 10106
      (212) 246-6700

    TERMS OF THE EXCHANGE NOTES:
    MATURITY:

    October 15, 2004

    REDEMPTION:
    - We may redeem the exchange notes at any time on or after October 15, 2001.

    - Before October 15, 2000, we may, subject to requirements, redeem up to 35% of the exchange notes so long as 65% remain outstanding immediately after the redemption. Before October 15, 2002, we may, subject to requirements, redeem all of the exchange notes in the event of a change of control.

    MANDATORY OFFER TO REPURCHASE:

    - If we sell all or substantially all of our assets, or experience specific kinds of changes in control of our company, we may be required to offer to repurchase the exchange notes.

    SECURITY:

    - The exchange notes are unsecured.

    RANKING:

    - These exchange notes rank pari passu with all of our current and future senior indebtedness.

    INTEREST:

    - Fixed annual rate of 9 3/4%.

    - Paid every six months on April 15 and October 15.

      THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE EXCHANGE NOTES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

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                                                                                           PAGE
                                                                                           -----

Offering Memorandum Summary...........................................................           1

Risk Factors..........................................................................           5

Use of Proceeds.......................................................................          12

Capitalization........................................................................          12

Selected Historical Consolidated Financial Data.......................................          13

Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................          17

Business..............................................................................          27

Management............................................................................          40

Security Ownership and Beneficial Owners..............................................          46

Relationships and Related Transactions................................................          48

Description of the Credit Facility....................................................          49

Description of Exchange Notes.........................................................          50

Legal Matters.........................................................................          91

Experts...............................................................................          91

Where You Can Find More Information...................................................          91

Index to Financial Statements.........................................................         F-1
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                                       i

                               PROSPECTUS SUMMARY
                             THE OLD NOTE OFFERING

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OLD NOTES                       We originally sold the notes to Deutsche Banc Alex. Brown
                                ("DBAB"), an investment banking firm, on June 10, 1999. DBAB subsequently resold the old notes to qualified institutional buyers and to a limited number of institutional accredited investors. These purchasers of the notes agreed to comply
                                with transfer restrictions and other conditions.

EXCHANGE AND REGISTRATION       As required in the purchase agreement, we and DBAB entered
  RIGHTS AGREEMENT              into a registration rights agreement on June 21, 1999. This agreement grants the holder of the notes exchange and
                                registration rights. The exchange offer is intended to
                                satisfy these exchange rights which terminate once the
                                exchange offer is completed.

                                We will pay additional interest on the notes if:

                                - we do not file the required registration statement on
                                  time;

                                - the Commission does not declare the required registration statement effective on time; or

                                - we do not complete the offer to exchange these notes for the exchange notes within 30 days from the date the
                                  registration statement is declared effective.

                                You will not have any remedy other than additional interest on the notes if we fail to meet the targets listed above.

                                THE EXCHANGE OFFER

SECURITIES OFFERED              $40,000,000 of 9 3/4% Series B senior notes due 2004. The
                                terms of the exchange notes and old notes are identical in all material respects, except for transfer restrictions and registration rights relating to the old notes.

THE EXCHANGE OFFER              We are offering to exchange the old notes for a principal
                                amount equal to the principal amount of exchange notes. Old notes may be exchanged only in integral principal multiples of $1,000.

EXPIRATION DATE;                Our exchange offer will expire 5:00 p.m., New York City
  WITHDRAWAL OF TENDER          time, on August 13, 1999, or such later date and time as we may extend. You may withdraw your tender of old notes at any time prior to the expiration date. We will return any old
                                notes not accepted by us for exchange for any reason at our expense as promptly as possible after the expiration or
                                termination of our exchange offer.
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                                       ii

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CONDITIONS TO THE EXCHANGE      We believe that the exchange notes issued by us in exchange
  OFFER                         for the old notes may be offered for resale, resold and
                                otherwise transferred by you without compliance with the
                                registration and prospectus delivery requirements of the
                                Securities and Exchange Act. We have based this belief on
                                letters issued in connection with past offerings of this
                                kind in which the staff of the Securities and Exchange
                                Commission has interpreted the laws and regulations relating to the resale of notes to the public without the requirement of further registration under the Securities Act. Any holder which is our "affiliate" within the meaning of Rule 405
                                under the Securities and Exchange Act, however, may not
                                offer for resale, resell or otherwise transfer the exchange notes without meeting these registration and prospectus
                                delivery requirements.

                                In order for the exchange notes to be offered for resale,
                                resold or otherwise transferred,

                                - they must be acquired in the ordinary course of your
                                business; and

                                - you must not intend to participate and have no arrangement or understanding with any person to participate in the
                                  distribution of such exchange notes.

                                Our obligation to accept for exchange, or to issue the
                                exchange notes in exchange for, any old notes is subject to conditions relating to compliance with law, or any
                                applicable interpretation by any staff of the Securities and
                                Exchange Commission, or any order of any governmental agency or court of law. We currently expect that each of the
                                conditions will be satisfied and that no waivers will be
                                necessary.

PROCEDURES FOR TENDERING NOTES  Each holder of old notes wishing to accept the exchange offer must complete, sign and date the accompanying letter of transmittal, or a facsimile thereof, in accordance with the instructions and mail or fax it, together with the old notes and any other required documentation, to the exchange agent at the following addresses:
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
   BY OVERNIGHT COURIER:              BY HAND:              BY REGISTERED OR CERTIFIED
                                                                      MAIL:

United States Trust Company  United States Trust Company   United States Trust Company
        of New York                  of New York                   of New York
 770 Broadway, 13th Floor           111 Broadway                   P.O. Box 844
 New York, New York 10003            Lower Level                  Cooper Station
   Attn: Corporate Trust      New York, New York 10006    New York, New York 10276-0844
         Services               Attn: Corporate Trust     Attn: Corporate Trust Services
                                      Services

                                 BY FACSIMILE:
                                  212-780-0592
                         Attn: Corporate Trust Services

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ACCEPTANCE OF NOTES AND         We will accept for exchange any and all notes which are
  DELIVERY OF EXCHANGE NOTES    properly tendered in the exchange offer prior to 5:00 p.m.,
                                New York City time, on the expiration date. The exchange
                                notes will be delivered promptly following the expiration
                                date. See "The Exchange Offer" for a description of the
                                purpose and effect of the exchange offer, the expiration
                                date and the procedures for tendering the old notes.

USE OF PROCEEDS                 We will not receive any cash proceeds from the exchange of notes pursuant to our exchange offer.

EXCHANGE AGENT                  United States Trust Company of New York is serving as the
                                exchange agent in connection with our exchange offer.

FEDERAL INCOME TAX              The exchange of old notes in accordance with the exchange
  CONSEQUENCES                  offer should not be a taxable event to you for federal
                                income tax purposes.

                                     THE EXCHANGE NOTES

ISSUER                          Town Sports International, Inc.

TOTAL AMOUNT OF NOTES OFFERED   $40,000,000 principal amount of 9 3/4% Series B senior notes due 2004.

MATURITY                        October 15, 2004.

INTEREST RATE                   9 3/4% per annum.

INTEREST PAYMENT DATES          April 15 and October 15, beginning on October 15, 1999.
                                Interest will accrue from the issue date the notes were
                                issued.

RANKING OF THE EXCHANGE NOTES   The notes will be unsecured senior obligations of our
                                company and will rank equal in right of payment to our
                                existing and future senior debt, including the existing
                                notes. The notes will be effectively subordinate to all of our secured indebtedness. As of March 31, 1999, pro forma
                                for this offering, we estimate that we and our subsidiaries would have had $129.8 million of indebtedness outstanding, excluding approximately $23.0 million that we expect to have available to borrow under our credit facility.

                                We are generally permitted to incur debt, notwithstanding
                                the notes, only if we comply with financial ratios
                                stipulated in the indenture. However, these financial ratios do not apply to indebtedness incurred for specific purposes which do not exceed stipulated amounts. This category of,
                                "permitted debts" is described in the indenture and allows us, for example, to incur debt represented by capital lease obligations, mortgage financings or purchase money
                                obligations, so long as the amount of the indebtedness does not exceed $20.0 million at any one time. In addition, we
                                may also incur debt to some of our subsidiaries, so long as such indebtedness is unsecured and subordinated to our
                                obligations under the indenture. We may also incur debt
                                under our credit facility up to an amount of $25.0 million.
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                                       iv

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OPTIONAL REDEMPTION             We cannot redeem the notes until October 15, 2001.
                                Thereafter we may redeem some or all of the notes and the
                                existing notes at the redemption prices listed in the
                                "Description of Exchange Notes" section under the heading
                                "Redemption--Optional Redemption" plus accrued and unpaid
                                interest.

OPTIONAL REDEMPTION AFTER       At any time (which may be more than once) before October 15,
  PUBLIC EQUITY OFFERINGS       2000, we can choose to redeem up to 35% of the outstanding notes and existing notes with money that we raise in one or more public equity offerings, as long as:

                                - we pay 109.750% of the face amount of the notes plus
                                accrued and unpaid interest;

                                - we redeem the notes and existing notes within 120 days of completing the public equity offering; and

                                - at least 65% of the aggregate principal amount of notes
                                and existing notes originally issued remains outstanding
                                  afterwards.

CHANGE OF CONTROL OFFER         If a change in control of our company occurs on or before
                                October 15, 2002 we may, at our option, redeem all of the
                                notes and existing notes at a price equal to 100% of the
                                face amount of the notes and existing notes plus the
                                applicable premium plus accrued and unpaid interest.

                                The applicable premium is the greater of:

                                (1)1.0% of the principal amount of the notes; and

                                (2)the excess of

                                (a) the present value at such time of:

                                (x)the redemption price of the notes at October 15, 2002,
                                   plus

                                (y)all required interest payments, excluding accrued but
                                   unpaid interest, due on the notes through October 15,
                                   2002, computed using a discount rate equal to the
                                   treasury rate plus 75 basis points, over

                                (b)the principal amount of the notes.

                                If we choose not to so redeem the notes and existing notes or such change of control occurs after October 15, 2002, we must give holders the opportunity to sell their notes and
                                existing notes to us at 101% of their face amount plus
                                accrued and unpaid interest.

                                We might not be able to pay the required price for notes and existing notes presented to us at the time of a change of
                                control, because:

                                - we might not have enough funds at that time; or

                                - the terms of our secured debt may prevent us from paying.
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                                       v

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ASSET SALE PROCEEDS             If we or our subsidiaries engage in asset sales, we
                                generally must either invest the net cash proceeds from such sales in our business within a period of time, prepay
                                secured debt or make an offer to purchase a principal amount of the notes and existing notes equal to the excess net cash proceeds. The purchase price of the notes and existing notes will be 100% of their principal amount plus accrued and
                                unpaid interest.

BASIC COVENANTS OF THE          We will issue the exchange notes under an indenture with
  INDENTURE                     United States Trust Company of New York, as trustee. The
                                indenture governing the notes will be the same indenture
                                that governs the existing notes. It contains covenants that, among other things, limit our ability to:

                                - incur additional debt;

                                - pay cash dividends or distributions on our capital stock or repurchase our capital stock;

                                - issue preferred stock of subsidiaries;

                                - make investments;

                                - create liens on our assets to secure debt;

                                - enter into transactions with affiliates;

                                - merge or consolidate with another company; and

                                - transfer and sell assets.

                                For a more detailed description of the material covenants of the indenture, see the section "Description of Exchange
                                Notes" under the heading "Material Covenants" and "Merger
                                Consolidation or Sale of Assets."

                                When there is a registration default, the annual interest
                                rate on the notes will increase by 0.50%. The annual
                                interest rate on the notes will increase by an additional
                                0.50% for each subsequent 90 day period during which the
                                registration default continues, up to a maximum additional interest rate of 2.0% per year over the interest rate shown on the cover of this prospectus. If we correct the
                                registration default, the interest rate on the notes will
                                revert to the original level. If we must pay additional
                                interest, we will pay it to you in cash on the same dates
                                that we make other interest payments on the notes, until we correct the registration default.

MARKETABILITY                   The exchange notes are new securities, and there is
                                currently no established market for them. We do not intend to list the exchange notes on any securities exchange.
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                                       vi

                 TOWN SPORTS INTERNATIONAL & INDUSTRY OVERVIEW

    THE FOLLOWING SUMMARY CONTAINS BASIC INFORMATION ABOUT US AND THIS OFFERING. IT LIKELY DOES NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. FOR A MORE COMPLETE UNDERSTANDING OF THIS OFFERING, WE ENCOURAGE YOU TO READ THIS ENTIRE DOCUMENT AND THE DOCUMENTS WE HAVE REFERRED YOU TO. THE FOLLOWING DISCUSSION MAKES REFERENCE TO ADJUSTED EBITDA WHICH IS DEFINED AS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, DEFERRED LEASE EXPENSE, COMPENSATION EXPENSE IN CONNECTION WITH STOCK OPTIONS, EXTRAORDINARY CHARGES AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING POLICY. INVESTORS SHOULD BE AWARE THAT THE ITEMS EXCLUDED FROM THE CALCULATION OF ADJUSTED EBITDA, SUCH AS DEPRECIATION AND AMORTIZATION, ARE SIGNIFICANT COMPONENTS IN AN ACCURATE ASSESSMENT OF OUR FINANCIAL PERFORMANCE. ADJUSTED EBITDA IS PRESENTED BECAUSE WE BELIEVE IT PROVIDES USEFUL INFORMATION REGARDING OUR ABILITY TO INCUR AND/OR SERVICE DEBT. ADJUSTED EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR NET INCOME, CASH FLOWS, OR OTHER CONSOLIDATED INCOME OR CASH FLOW DATA PREPARED IN ACCORDANCE WITH GAAP (AS DEFINED) OR AS A MEASURE OF OUR PROFITABILITY OR LIQUIDITY. ADDITIONALLY, INVESTORS SHOULD BE AWARE THAT ADJUSTED EBITDA MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES PRESENTED BY OTHER COMPANIES.

    EFFECTIVE DECEMBER 31, 1998, WE CHANGED OUR FISCAL YEAR END FROM MAY 31 TO DECEMBER 31, WHICH RESULTED IN A TRANSITION PERIOD OF SEVEN MONTHS ENDED DECEMBER 31, 1998. THE DECISION TO CHANGE THE FISCAL YEAR WAS MADE FOR MORE CONVENIENCE IN BOTH INTERNAL AND EXTERNAL COMMUNICATIONS. AS USED HEREIN, "TOWN SPORTS," "WE," "US," AND "OUR" REFER TO TOWN SPORTS INTERNATIONAL, INC. AND ITS SUBSIDIARIES.

                           TOWN SPORTS INTERNATIONAL

    We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. As of March 31, 1999, we operated 74 clubs that collectively served approximately 192,000 members. We develop clusters of clubs to serve densely populated major metropolitan regions in which a high percentage of the population commutes to work. We service such populations by clustering clubs near the highest concentrations of our target members' areas of both employment and residence.

    From June 1, 1995 to March 31, 1999, our club base has grown from 25 clubs to 74 clubs. Over the same period, our revenues and Adjusted EBITDA, as defined, have increased from $33.3 million and $3.4 million, respectively, for the year ended May 31, 1995, to $124.6 million and $27.1 million, respectively, for the twelve months ended March 31, 1999. At the same time, our net loss decreased from $0.7 million for the year ended May 31, 1995 to $0.4 million for the twelve months ended March 31, 1999. We believe that we will have opportunities for continued growth and increased profitability due to:

    - our leadership position in the Northeast and Mid-Atlantic regions;

    - our regional clustering strategy which allows us to maximize cash flows by providing high quality, conveniently located fitness facilities on a cost-effective basis;

    - our affordable monthly dues and an electronic funds transfer system which provides us with stable and predictable cash flows; and

    - our experienced management team which has the depth, experience and motivation to manage our growth.

    We intend to continue to increase revenue and cash flow by implementing our business strategy to:

    - open up new clubs and the acquisition of existing clubs; and

    - increase the additional services available to our members.

                               INDUSTRY OVERVIEW

    The fitness club industry in the United States is highly fragmented. According to the International Health, Racquet & Sportsclub Association ("IHRSA") the industry's leading trade organization, there were more than 14,100 commercial fitness clubs in operation during 1998. However, the ten largest companies in the industry, as determined by consolidated revenue, account for approximately 18% of all industry revenue and own less than 6% of all clubs. We believe that independent operators have found it increasingly difficult to compete with multi-facility operators like us that enjoy substantial economies of scale. We believe that the long-term trend of increasing fitness awareness and the fragmented nature of the industry make it attractive for continued investment.

    According to IHRSA, revenues generated by the United States fitness club industry increased at a compound annual rate of 8.3% from $5.5 billion in 1991 to $9.6 billion in 1998. Over the same period, memberships in all clubs have grown at a 5.0% compound annual growth rate, from 21.0 million to 29.5 million. Both fitness club revenues and memberships have benefited from the increasing awareness among the general public of the importance of physical exercise. In July 1996, the Surgeon General issued a report on Physical Activity and Health highlighting the connection between regular physical exercise and better health. We believe the Surgeon General's report and other medical evidence supporting the importance of regular physical exercise are leading more Americans to become increasingly health conscious and to regularly incorporate exercise into their lives.

                             CORPORATE ORGANIZATION

    We act primarily as a holding company that derives operating income and cash flow from its subsidiaries. We own the real estate that houses one of our clubs. Generally, our wholly-owned subsidiaries enter into leases and/or operate one of our clubs. In December 1996, we consummated a merger in accordance with which, Bruckmann, Rosser, Sherrill & Co., L.P. a private equity firm, and some of its employees and affiliates and various institutional investors and members of our management acquired our newly authorized common stock, series A preferred stock and series B preferred stock. In addition, pursuant to the merger, we instituted a new option plan granting certain members of our management options to acquire our newly authorized series B preferred stock and common stock. In the aggregate, our management owns approximately 25% of our common stock, on a fully-diluted basis. See "Security Ownership and Certain Beneficial Owners" and "Certain Relationships and Related Transactions" for a more detailed description of the ownership interests in our company.

                            ------------------------

    Our company is incorporated under the laws of the State of New York. Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10106. Our telephone number is (212) 246-6700. We maintain the following internet web sites: www.nysc.com, www.bostonsportsclubs.com, www.philadelphiasportsclubs.com, www.washingtonsports.com and www.tsag.com.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

    Set forth below are our summary historical and pro forma consolidated financial data as of March 31, 1999 and for the fiscal years ended May 31, 1996, 1997, 1998, the twelve months ended December 31, 1998, the three month periods ended March 31, 1998, 1999 and the twelve month period ended March 31, 1999.
Effective December 31, 1998, we changed our fiscal year end from May 31 to December 31, which resulted in a transition period of seven months ended
December 31, 1998. The consolidated statement of operations data, balance sheet data and other data for fiscal years ended May 31, 1996, 1997 and 1998 were derived from our audited consolidated financial statements. The consolidated statement of operations data, balance sheet data, other data and pro forma data as of March 31, 1999 and for the three month period ended March 31, 1998, for the three and twelve month period ended March 31, 1999 and the twelve month period ended December 31, 1998 were derived from our unaudited consolidated interim financial statements for such periods, which, in our opinion, reflect all normal and recurring adjustments necessary to present fairly the financial position and results of operations for the periods presented. The club and membership data, for all periods presented, was derived from our unaudited books and records. The information contained in this table should be read in conjunction with "Selected Historical Consolidated Financial Data,"
"Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the financial statements and accompanying notes appearing elsewhere in this prospectus.

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
                                                                                  TWELVE MONTHS      THREE MONTHS      TWELVE MONTHS
                                                           FISCAL YEAR                ENDED             ENDED              ENDED
                                                          ENDED MAY 31,           DECEMBER 31,        MARCH 31,          MARCH 31,
                                                 -------------------------------  -------------  --------------------  -------------
                                                   1996       1997       1998         1998         1998       1999         1999
                                                 ---------  ---------  ---------  -------------  ---------  ---------  -------------
                                                                        (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $  43,755  $  56,567  $  82,350    $ 111,022    $  22,553  $  36,139    $ 124,608
Operating expenses.............................     41,626     55,291     74,170      103,550       19,791     33,402      117,161
Operating income...............................      2,129      1,276      8,180        7,472        2,762      2,737        7,447
Interest expense, net..........................        952      2,455      5,902        7,911        1,769      1,918        8,060
Income tax (benefit) provision.................        628       (243)     1,131         (156)         465        395         (226)
Net income (loss)..............................        549       (936)       277         (283)         528        424         (387)

                                                                                                               AS OF MARCH 31, 1999
                                                                                                               --------------------
                                                                                                                           ACTUAL
                                                                                                                          ---------
                                                                                                                          (DOLLARS
                                                                                                                             IN
                                                                                                                          THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...............................................................................................  $  16,817
Total assets............................................................................................................    168,227
Long-term debt, including current installments..........................................................................     89,829
Redeemable senior preferred stock.......................................................................................     38,034
Stockholders' deficit...................................................................................................     (3,018)


                                                                   ADJUSTED(1)
                                                                   -----------

BALANCE SHEET DATA:
Cash and cash equivalents........................................   $  52,552
Total assets.....................................................     208,227
Long-term debt, including current installments...................     129,829
Redeemable senior preferred stock................................      38,034
Stockholders' deficit............................................      (3,018)

                                                                                   TWELVE MONTHS       THREE MONTHS
                                                           FISCAL YEAR                 ENDED              ENDED
                                                          ENDED MAY 31,            DECEMBER 31,         MARCH 31,
                                                 -------------------------------  ---------------  --------------------
                                                   1996       1997       1998          1998          1998       1999
                                                 ---------  ---------  ---------  ---------------  ---------  ---------
                                                                         (DOLLARS IN THOUSANDS)

OTHER DATA:
Adjusted EBITDA(2).............................  $   8,302  $  13,048  $  20,029     $  24,371     $   5,799  $   8,489
Adjusted EBITDA margin(2)......................       19.0%      23.1%      24.3%         22.0%         25.7%      23.5%
Net cash provided by operating activities......  $   5,695  $  12,302  $  15,733     $  15,933     $   5,475  $  10,521
Net cash used in investing activities..........     (5,487)   (13,571)   (36,040)      (71,030)       (8,969)   (12,462)
Net cash provided by (used in) financing
  activities...................................        144      2,809     40,836        34,591          (712)      (396)
Deferred lease expense(3)......................      1,277      1,620      2,671         2,810           715        933
Compensation expense in connection with stock
  options......................................      1,967      5,933      1,442         1,479           184        190
Depreciation and amortization..................      2,929      4,219      7,736        12,610         2,138      4,629
Capital expenditures...........................      5,380     11,403     16,170        32,681         5,730     11,731

CLUB AND MEMBERSHIP DATA:
Total clubs operated at end of period(4).......         28         35         49            69            43         74
Members at end of period(5)....................     54,800     78,600    125,100       169,900       102,500    183,700

                                                 TWELVE MONTHS
                                                     ENDED
                                                   MARCH 31,
                                                 -------------
                                                     1999
                                                 -------------

OTHER DATA:
Adjusted EBITDA(2).............................    $  27,061
Adjusted EBITDA margin(2)......................         21.7%
Net cash provided by operating activities......    $  20,979
Net cash used in investing activities..........      (74,523)
Net cash provided by (used in) financing
  activities...................................       34,907
Deferred lease expense(3)......................        3,028
Compensation expense in connection with stock
  options......................................        1,485
Depreciation and amortization..................       15,101
Capital expenditures...........................       38,322
CLUB AND MEMBERSHIP DATA:
Total clubs operated at end of period(4).......           74
Members at end of period(5)....................      183,700

                                                                                   TWELVE MONTHS       THREE MONTHS
                                                           FISCAL YEAR                 ENDED              ENDED
                                                          ENDED MAY 31,            DECEMBER 31,         MARCH 31,
                                                 -------------------------------  ---------------  --------------------
                                                   1996       1997       1998          1998          1998       1999
                                                 ---------  ---------  ---------  ---------------  ---------  ---------
                                                                         (DOLLARS IN THOUSANDS)
PRO FORMA DATA(1):
Cash interest expense(6)....................................................................................
Ratio of Adjusted EBITDA to cash interest expense...........................................................
Net debt(7).................................................................................................
Ratio of net debt to Adjusted EBITDA........................................................................

                                                 TWELVE MONTHS
                                                     ENDED
                                                   MARCH 31,
                                                 -------------
                                                     1999
                                                 -------------

PRO FORMA DATA(1):
Cash interest expense(6).......................    $  12,791
Ratio of Adjusted EBITDA to cash interest expen          2.1x
Net debt(7)....................................    $  77,277
Ratio of net debt to Adjusted EBITDA...........          2.9x

------------------------
(1) Information set forth under the caption "As Adjusted" and "Pro Forma Data" has been adjusted to give effect to the issuance of the notes, net of $4.3 million of transaction costs.

(2) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, deferred lease expense, compensation expense in connection with stock options, extraordinary charges and cumulative effect of changes in accounting policy. Adjusted EBITDA is presented because we believe it provides useful information regarding our ability to incur and/or service debt. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues.

(3) Deferred lease expense reflects the difference between accrued rent expense in accordance with GAAP and cash rent expense actually paid in a given period, which difference is typically positive in the early years of a lease and negative in the later years of a lease.

(4) Includes all clubs whether wholly-owned or managed.

(5) Represents members at wholly-owned clubs only.

(6) Cash interest expense is defined as interest expense less amortization of debt issuance costs.

(7) Net debt is defined as total debt less cash and cash equivalents as of March 31, 1999 adjusted for the application of proceeds from this offering.

                                  RISK FACTORS

    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" INCLUDING, IN PARTICULAR, THE STATEMENTS ABOUT OUR PLANS, STRATEGIES, AND PROSPECTS UNDER THE HEADINGS "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," AND "BUSINESS". ALTHOUGH WE BELIEVE THAT OUR PLANS, INTENTIONS AND EXPECTATIONS REFLECTED IN OR SUGGESTED BY SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CAN GIVE NO ASSURANCE THAT SUCH PLANS, INTENTIONS OR EXPECTATIONS WILL BE ACHIEVED. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS ARE SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOLLOWING CAUTIONARY STATEMENTS.

RISK FACTORS RELATED TO THE NOTES

SUBSTANTIAL LEVERAGE--OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT THE
  FINANCIAL HEALTH OF OUR COMPANY AND PREVENT US FROM FULFILLING OUR OBLIGATIONS UNDER THESE EXCHANGE NOTES.

    We have a substantial amount of debt. As of March 31, 1999, on a pro forma basis after giving effect to the offering and the net proceeds therefrom, our total indebtedness would have been approximately $129.8 million. In addition, subject to restrictions in our credit facility and the indenture governing the notes and the existing notes, we may incur up to $23.0 million of additional borrowings under the credit facility. See "Description of the Credit Facility" and "Description of the Exchange Notes."

    The level of our indebtedness could have important consequences to holders of the notes, including:

    (1) a substantial portion of our cash flow from operations will be dedicated to debt service and may not be available for other purposes;

    (2) our leveraged position may impede our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes, including acquisitions, and may impede our ability to secure favorable lease terms; and

    (3) our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.

ABILITY TO SERVICE DEBT--DUE LARGELY TO FACTORS BEYOND OUR CONTROL, WE MAY NOT
  IN THE FUTURE BE ABLE TO GENERATE THE CASH WE NEED TO SERVICE OUR
  INDEBTEDNESS.

    Our ability to pay interest on the notes, to repay portions of our long-term indebtedness and to satisfy our other debt obligations will depend upon our future operating performance and the availability of refinancing indebtedness, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. We cannot assure you that our future cash flow will be sufficient to meet our obligations and commitments. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure you that any of these actions could be effected on a timely basis or on satisfactory terms or at all, or that these actions would enable us to continue to satisfy our capital requirements. In addition, the terms of existing or future debt agreements, including the indenture and the credit facility, may prohibit us from adopting any of these alternatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of the Credit Facility" and "Description of the Exchange Notes."

OUR CREDIT FACILITY AND THE INDENTURE IMPOSE CERTAIN RESTRICTIONS--FAILURE TO
  COMPLY WITH ANY OF THE RESTRICTIONS COULD RESULT IN ACCELERATION OF OUR DEBT.

    Our credit facility requires us to maintain specified financial ratios and tests, among other obligations, including interest coverage and total leverage ratios. In addition, the credit facility restricts, among other things, our ability to incur additional indebtedness and will restrict our ability to dispose of assets, incur guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. A failure to comply with the restrictions contained in the credit facility could lead to an event of default which could result in an acceleration of the indebtedness. Such an acceleration would constitute an event of default under the indenture governing the notes and the existing notes. In addition, the indenture restricts, among other things, our ability to incur additional indebtedness, make certain payments and dividends or merge or consolidate. A failure to comply with the restrictions in the indenture could result in an event of default under the indenture. See "Description of the Credit Facility" and "Description of the Exchange Notes."

THE NOTES ARE UNSECURED AND EFFECTIVELY RANK BEHIND OUR SECURED INDEBTEDNESS--IN
  THE EVENT OF A BANKRUPTCY OR SIMILAR PROCEEDING, OUR ASSETS WILL BE AVAILABLE TO PAY OBLIGATIONS ON THE NOTES ONLY AFTER ALL OUR SECURED INDEBTEDNESS HAS BEEN PAID IN FULL, AT WHICH POINT THERE MAY NOT BE SUFFICIENT ASSETS REMAINING TO PAY AMOUNTS DUE ON ANY OR ALL OF THE NOTES THEN OUTSTANDING.

    The notes will be general unsecured senior obligations and will rank equally in right of payment with all our existing and future senior indebtedness, including obligations under our credit facility and the existing notes. As of March 31, 1999, on a pro forma basis after giving effect to the offering, we would have had approximately $129.8 million of indebtedness outstanding, excluding $2.0 million of outstanding standby letters of credit, and $23.0 million of secured indebtedness available under the credit facility. The notes will be effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing this indebtedness. Our indebtedness under the credit facility is secured by liens upon real property and current assets, including receivables, inventory, general intangibles and equipment. The indenture permits us to incur additional indebtedness under the credit facility. In the event of a bankruptcy, liquidation or reorganization of our company, our assets will be available to pay obligations on the notes only after all our secured indebtedness has been paid in full.

WE MAY BE UNABLE TO FINANCE A CHANGE OF CONTROL OFFER--WE MAY NOT HAVE THE
  ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE REPURCHASE OPTION CONTAINED IN THE INDENTURE.

    If a change of control of our company occurs, we will be required to make an offer for cash to purchase the notes and the existing notes at 100% of the face amount of the notes and existing notes, plus the applicable premium plus accrued and unpaid interest, if any, thereon to the purchase date. A change of control would result in an event of default under our credit facility and may result in a default under other of our indebtedness that may be incurred in the future. The credit facility prohibits the purchase of outstanding notes prior to repayment of the borrowings under the credit facility and any exercise by either the holders of the notes or the existing notes of their right to require us to repurchase the notes will cause an event of default under our credit facility. Finally, we cannot assure you that we will have the financial resources necessary to repurchase the notes upon a change of control. See "Description of Exchange Notes--Change of Control."

TAX RISK RELATING TO ORIGINAL ISSUE DISCOUNT--THE IRS MAY CLAIM THAT THE NOTES
  WERE DEEMED TO BE ISSUED WITH MORE THAN A DE MINIMIS AMOUNT OF ORIGINAL ISSUE DISCOUNT, WITH THE RESULT THAT HOLDERS WOULD BE REQUIRED TO INCLUDE AMOUNTS IN GROSS INCOME WITHOUT A CORRESPONDING RECEIPT OF CASH.

    We intend to take the position that the notes are not issued with original issue discount for federal income tax purposes. We cannot assure you, however, that the Internal Revenue Service would not assert a contrary position. If the notes were deemed to be issued with more than a DE MINIMIS amount of original issue discount, the holders of the notes would be required to include the amount of original issue discount in gross income over the term of the notes based on a constant yield method. This means that holders would be required to include amounts in gross income without a corresponding receipt of cash. We have not obtained any ruling from the IRS or any opinion of counsel on this matter. Investors are urged to consult their own advisors regarding the determination of the issue price of the notes and the federal, state, and foreign tax consequences.

THERE IS NO PRIOR MARKET FOR THE NOTES--YOU CANNOT BE SURE THAT AN ACTIVE
  TRADING MARKET WILL DEVELOP FOR THESE EXCHANGE NOTES WHICH COULD LIMIT THE LIQUIDITY OF YOUR EXCHANGE NOTES.

    The notes will be new securities for which there is no trading market at the present time. We do not intend to apply for listing of the notes or, if issued, the exchange notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation, the "Nasdaq", system. We expect that the notes will be eligible for trading in the PORTAL market. The initial purchaser has informed us that it currently intends to make a market in the exchange notes. However, the initial purchaser is not obligated to do so and may discontinue any such market making at any time without notice.

    The liquidity of any market for the notes will depend upon various factors, including:

    - the number of holders of the notes;

    - the interest of securities dealers in making a market for the notes;

    - the overall market for high yield securities;

    - our financial performance or prospects; and

    - the prospects for companies in our industry generally.

    Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes.

    Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market for the notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the notes.

RISK FACTORS RELATED TO OUR COMPANY

WE HAVE INCURRED RECENT NET LOSSES--RECENTLY INCURRED NET LOSSES WILL IMPACT
  PROFITABILITY AND MAY RESULT IN NET LOSSES IN THE FUTURE.

    We incurred net losses of $560,000, $936,000 and $733,000 during the transition period ended December 31, 1998 and the years ended May 31, 1997 and 1995, respectively. These losses have resulted from a variety of costs including, but not limited to, debt financing costs resulting from our growth strategy and non-cash charges such as depreciation and amortization of goodwill. In addition, we have historically experienced non-cash compensation expense in connection with the issuance of stock options. Increased goodwill, amortization, depreciation and financing costs associated with future acquisitions and greenfield club openings will impact profitability and may result in net losses in the future. Although we had net income in fiscal 1998, there can be no assurance that we will generate net income in the future.

    In addition, we recorded accreted dividends of $1.9 million, $2.1 million, $2.4 million, $1.3 million and $400,000 for the three months ended March 31, 1999, the transition period ended December 31, 1998, the years ending May 31, 1998, 1997 and 1996, respectively. As a result of the accreted dividends on preferred stock, we reported net losses attributable to common stockholders of $1.5 million, $2.7 million, $2.1 million and $2.2 million for the three months ended March 31, 1999, the transition period ended December 31, 1998, the years ending May 31, 1998 and 1997, respectively.

WE MAY BE UNABLE TO ACQUIRE ADDITIONAL CLUBS--OUR FAILURE TO ACQUIRE AND OPERATE
  FITNESS CLUBS WILL ADVERSELY IMPACT OUR GROWTH STRATEGY.

    Our growth strategy depends to a significant degree on our ability to successfully acquire and operate fitness clubs in selected locations in large metropolitan areas within the Northeast and Mid-Atlantic regions of the United States. The successful acquisition and operation of fitness clubs will depend on various factors, including our ability to:

    - locate suitable acquisition targets;

    - obtain financing to consummate such acquisitions;

    - negotiate acceptable purchase agreements;

    - obtain lease assignments on acceptable terms;

    - effectively integrate acquired businesses with existing operations;

    - expand our membership base at acquired locations;

    - hire, train and retain qualified employees; and

    - effectively address issues raised by other factors, some or all of which may be beyond our control.

As a result of the foregoing, we cannot assure you that we will be able to acquire clubs in areas in which we wish to expand, that any future acquisitions will be successfully integrated into our operations, that competition for acquisitions will not intensify or that we will be able to complete such acquisitions on acceptable terms and conditions. Nor can we assure you that even if we are able to expand our business, that such expansion will be profitable for us.

WE MAY BE UNABLE TO DEVELOP NEW GREENFIELD CLUBS--OUR FAILURE TO SUCCESSFULLY
  DEVELOP AND OPERATE NEW GREENFIELD CLUBS WILL ADVERSELY IMPACT OUR GROWTH STRATEGY.

    Our growth strategy depends to a significant degree on our ability to successfully develop and operate new greenfield club locations. The successful development of new clubs will depend on various factors, including our ability to:

    - obtain financing;

    - locate suitable sites for clubs;

    - successfully negotiate lease agreements and meet construction schedules and budgets;

    - resolve zoning, permitting or other regulatory issues relating to the construction of new clubs;

    - hire, train and retain qualified personnel;

    - attract new members; and

    - effectively address issues raised by other factors, some or all of which may be beyond our control.

We have historically experienced delays in new club openings associated with zoning, permitting and other regulatory approvals. As a result, we cannot assure you that we will be able to implement our growth strategy, open new clubs on a timely and cost-efficient basis or operate our new clubs profitably.

WE MAY EXPERIENCE LOSSES IN OUR NEWLY OPENED GREENFIELD CLUBS--WE TYPICALLY
  EXPERIENCE AN INITIAL PERIOD OF CLUB OPERATING LOSSES ON OPENINGS OF GREENFIELD CLUBS.

    We have opened a total of 14 new greenfield clubs in the last forty-six months. Upon opening a greenfield club, we typically experience an initial period of club operating losses. Although we pre-sell memberships, such enrollment typically generates insufficient revenue for the club to generate positive earnings before interest, taxes, depreciation and amortization, extraordinary charges, cumulative effect of changes in accounting policy and corporate overhead ("Club EBITDA"). As a result, a greenfield club typically generates a Club EBITDA loss in its first full year of operation and substantially lower Club EBITDA margins in its second full year of operations than a mature club. These Club EBITDA losses and lower Club EBITDA margins will negatively impact our future results of operations. This negative impact will be increased by the initial expensing of pre-opening costs which include legal and other costs associated with lease negotiations and permitting and zoning requirements, as well as increased depreciation and amortization expenses, which will further negatively impact net income. A greenfield club typically reaches mature levels in three to four years and generates positive cash flow much sooner than positive Club EBITDA contributions due to the rent expense deferred for several months, in accordance with GAAP. We may, at our discretion, accelerate or expand our plans to open new greenfield clubs, which may adversely affect results from operations temporarily.

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE TO FINANCE ANY FURTHER OR
  ACCELERATED EXPANSION--OUR INABILITY TO ACQUIRE FINANCING ON ACCEPTABLE TERMS WOULD ADVERSELY IMPACT OUR COMPETITIVE POSITION.

    The opening of greenfield clubs and the acquisition of existing clubs requires considerable capital. Although we believe that proceeds from the offering, together with internally generated funds and available borrowings under our credit facility, will be sufficient to finance our current operating and growth plans through the end of calendar 2001, any material acceleration or expansion of that plan through additional greenfields or acquisitions, to the extent such acquisitions include cash payments, may require us to pursue additional sources of financing prior to the end of calendar 2001. We cannot assure you that financing will be available or that it will be available on acceptable terms. The inability to finance further or accelerated expansion on acceptable terms may negatively impact our competitive position and/or materially adversely affect our business, results of operations or financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN MEMBERS--A DECLINE IN MEMBERS COULD HAVE
  A NEGATIVE EFFECT ON OUR BUSINESS.

    The performance of our clubs is dependent on our ability to attract and retain members, and we cannot assure you that we will be successful in these efforts, or that the membership levels at one or more of our clubs will not decline. Most of our members can cancel their club membership at any time upon 30 days notice. In addition, there are numerous factors that could lead to a decline in membership levels at established clubs or that could prevent us from increasing our membership at newer clubs, including our reputation, our ability to deliver quality service at a competitive cost, the presence of direct and indirect competition in the areas in which the clubs are located, the public's interest in sports and fitness clubs and general economic conditions. As a result of these factors, we cannot assure you that our membership levels will be adequate to maintain or permit the expansion of our operations. In addition, a decline in membership levels may have a material adverse effect on our performance, financial condition and results of operations.

WE ARE REGIONALLY CONCENTRATED--OUR GEOGRAPHIC CONCENTRATION HEIGHTENS OUR
  EXPOSURE TO ADVERSE REGIONAL DEVELOPMENTS.

    As of March 31, 1999, we owned and/or managed 59 clubs in the New York metropolitan market, eight fitness clubs in the Washington, D.C. market, four fitness clubs in the Boston market, one fitness club in the Philadelphia market and two fitness clubs in Switzerland. Our geographic concentration in the Northeast and Mid-Atlantic regions and, in particular, the New York area, heightens our exposure to adverse developments related to competition, as well as, economic and demographic changes in these regions. We cannot assure you that our geographic concentration will not result in a material adverse effect on our business, financial condition or results of operations in the future.

WE MAY FACE INTENSE COMPETITION--THE HIGH LEVEL OF COMPETITION IN THE FITNESS
  CLUB INDUSTRY COULD MAKE IT DIFFICULT FOR US TO GENERATE SUFFICIENT CASH FLOW TO SERVICE OUR DEBT.

    The fitness club industry is highly competitive. We compete with other fitness clubs, physical fitness and recreational facilities established by local governments, hospitals and businesses for their employees, amenity and condominium clubs, the YMCA and similar organizations and, to a certain extent, with racquet and tennis and other athletic clubs, country clubs, weight reducing salons and the home-use fitness equipment industry. We also compete with other entertainment and retail businesses for the discretionary income of our target markets. We cannot assure you that we will be able to compete effectively in the future in the markets in which we operate. Competitors, which may include companies which are larger and have greater resources than us, may enter these markets to our detriment. These competitive conditions may limit our ability to increase dues without a material loss in membership, attract new members and attract and retain qualified personnel. Additionally, consolidation in the fitness club industry could result in increased competition among participants, particularly large multi-facility operators that are able to compete for attractive acquisition candidates or greenfield locations, thereby increasing costs associated with expansion through both acquisitions, and lease negotiation and real estate availability for greenfields. See "Business--Competition."

FUTURE CLAIMS--WE COULD BE SUBJECT TO CLAIMS RELATED TO HEALTH RISKS AT OUR
  CLUBS.

    Use of our clubs poses some potential health risks to members or guests through exertion and use of our services and facilities including exercise equipment. We cannot assure you that a claim against us for death or injury suffered by members or their guests while exercising at a club will not be asserted, or that we would be able to successfully defend any such claim. We currently maintain general liability coverage, but, we cannot assure you that we will be able to maintain such liability insurance on acceptable terms in the future or that such insurance will provide adequate coverage against potential claims.

WE ARE DEPENDENT ON KEY PERSONNEL--LOSS OF KEY PERSONNEL AND/OR FAILURE TO
  ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL COULD MAKE IT MORE DIFFICULT FOR US TO GENERATE CASH FLOW FROM OPERATIONS AND SERVICE OUR DEBT.

    We are dependent on the continued services of our senior management team, particularly Mark Smith, Chief Executive Officer; Robert Giardina, President and Chief Operating Officer; Richard Pyle, Executive Vice President and Chief Financial Officer; Alexander Alimanestianu, Executive Vice President, Development; Deborah Smith, Senior Vice President, Operations and Leslie Kimerling, Senior Vice President, Information Management and Planning. We believe the loss of such key personnel could have a material adverse effect on us and our financial performance. Currently, we do not have any long-term employment agreements with our executive officers, and we cannot assure you that we can attract and retain sufficient qualified personnel to meet our business needs. See "Management--Directors and Executive Officers."

CONTROLLING SHAREHOLDERS--THE INTERESTS OF OUR CONTROLLING INTEREST HOLDERS MAY
  BE IN CONFLICT WITH YOUR INTERESTS AS A HOLDER OF EXCHANGE RATES.

    Bruckmann, Rosser, Sherrill & Co., L.P. and Farallon Partners, L.L.C. own approximately 60% of our common stock and collectively have the ability to elect a majority of the board of directors and generally to control the affairs and policies of our company. Circumstances may occur in which the interests of Bruckmann, Rosser, Sherrill & Co., L.P. and Farallon Partners, L.L.C., as our shareholders, in pursuing acquisitions or otherwise, could be in conflict with the interests of the holders of the exchange notes. See "Security Ownership and Certain Beneficial Owners" and "Certain Relationships and Related Transactions."

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION--FUTURE CHANGES IN GOVERNMENT
  REGULATIONS COULD HAVE A NEGATIVE EFFECT ON OUR FINANCIAL CONDITION.

    Our operations and business practices are subject to federal, state and local government regulation in the various jurisdictions in which our clubs are located, including: (1) general rules and regulations of the Federal Trade Commission, state and local consumer protection agencies and state statutes that prescribe certain forms and provisions of membership contracts and which govern the advertising, sale, financing and collection of such memberships; (2) state and local health regulations; (3) federal regulation of health and nutritional supplements; and (4) regulation of rehabilitation service providers. Although we are not aware of any proposed changes in any statutes, rules or regulations, any changes in such laws could have a material adverse effect on our financial condition and results of operations. See "Business--Government Regulation."

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT--IF WE, OR THIRD PARTIES WITH WHICH
  WE DO BUSINESS, FAIL TO COMPLY WITH YEAR 2000 REMEDIATION REQUIREMENTS, WE COULD HAVE OPERATIONAL DIFFICULTIES THAT COULD INCREASE OUR COSTS OF DOING BUSINESS, DECREASE OUR CASH FLOWS FROM OPERATIONS AND MAKE IT MORE DIFFICULT FOR US TO SERVICE OUR DEBT.

    We have implemented a three phase program to identify and resolve Year 2000 issues related to the integrity and reliability of our computerized information systems, computer systems embedded in the machinery and equipment used in our operations, as well as third party or in-house developed software. Phase one of our program involved an assessment of Year 2000 compliance and has been completed. In phase two of the program, we are modifying, or replacing, and testing all non-Year 2000 compliant hardware systems. Completion of phase two is expected by August 1999. Phase three of the program involves upgrades, or replacement, and testing all non-Year 2000 compliant software and is also expected to be completed by August 1999.

    As of March 31, 1999, we had spent approximately $300,000 in addition to our normal internal information technology costs in connection with our Year 2000 program. We expect to incur additional costs of $350,000 to complete phases two and three of the program.

    We have requested documentation regarding Year 2000 compliance from all of our suppliers and service providers. As of March 31, 1999, we received confirmations from approximately 75% indicating that they are or will be Year 2000 compliant. We expect to have further communications with those who have not responded or have indicated further work was required to achieve Year 2000 compliance.

    Among other things, our operations depend on the availability of utility services, principally electricity and reliable performance by telecommunication services. A substantial disruption in any of these services due to providers of these services failing to achieve Year 2000 compliance could have a significant adverse impact on our financial results depending on the length and severity of the disruption.

    We will complete a contingency plan for each of our principal operations by the summer of 1999. The purpose of the contingency plan is to identify possible alternatives which could be used in the event of a disruption in the delivery of essential goods or services and to minimize the effect of such a disruption.

    We also rely directly and indirectly on external systems of business enterprises such as third party suppliers, creditors and financial organizations, and of governmental entities for accurate exchange of data. Even if our internal systems are not materially affected by the Year 2000 issue, we could be affected by disruptions in the operation of the enterprises with which we interact. Despite our efforts to address the Year 2000 impact on our internal systems and business operations, we cannot assure you that such impact will not result in a material disruption of our business or have a material adverse effect on our business, financial condition or results of operations.

                                USE OF PROCEEDS

    The net proceeds from the sale of the old notes on June 10, 1999, after deducting the estimated fees and expenses in connection with the offering, are estimated to be $35.7 million. Such proceeds will be used to fund the expansion of our club base and for general corporate purposes. Before applying the net proceeds to these uses, the net proceeds will be invested in short-term, interest-bearing, investment grade marketable securities. See "Capitalization" below for a description of the capitalization of our company as of March 31, 1999, including cash and cash equivalents.

                                 CAPITALIZATION

    The following table sets forth our consolidated cash and cash equivalents and capitalization as of March 31, 1999 and as adjusted to give effect to the offering and the application of the proceeds. This table should be read in conjunction with the financial statements, and the related notes, included elsewhere in this prospectus.

                                                                                            AS OF MARCH 31, 1999
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                           (DOLLARS IN THOUSANDS)
Cash and cash equivalents................................................................  $   16,817   $  52,552
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Long-term debt (including current installments):
  Borrowings under our credit facility(1)................................................  $   --       $  --
  Senior notes(2)........................................................................      85,000     125,000
  Notes payable for acquired businesses..................................................       4,199       4,199
  Capitalized lease obligations..........................................................         630         630
                                                                                           ----------  -----------
Total long-term debt.....................................................................      89,829     129,829
Redeemable senior preferred stock........................................................      38,034      38,034
Total stockholders' deficit..............................................................      (3,018)     (3,018)
                                                                                           ----------  -----------
  Total capitalization...................................................................  $  124,845   $ 164,845
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) Represents a commitment of up to $25.0 million, of which $23.0 million was available as of March 31, 1999.

(2) Includes the existing notes and is adjusted to reflect the notes included in the offering of the old notes.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    Set forth below are selected historical consolidated statement of operations data, other operating data, balance sheet data and club and membership data of Town Sports as of the dates and for the periods presented. The selected historical consolidated statement of operations data and other data for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 and the selected historical consolidated balance sheet data as of May 31, 1997, 1998 and December 31, 1998 were derived from our audited consolidated financial statements, which are included in this prospectus. The selected historical consolidated statement of operations data and other data for the seven months ended December 31, 1997 and the three months ended March 31, 1998 and 1999 and the consolidated balance sheet data as of March 31, 1999 were derived from our unaudited consolidated financial statements which are also included in this prospectus. The selected historical consolidated statement of operations data and other data for the twelve months ended March 31, 1999 and the selected historical consolidated balance sheet data as of December 31, 1997, are derived from our unaudited consolidated financial statements which are not included in this prospectus. In our opinion, all unaudited consolidated statement of operations data, other operations data and balance sheet data, reflect all normal and recurring adjustments necessary to present fairly the financial position and results of operations of such periods. The selected historical consolidated statement of operations data and other data for the years ended May 31, 1994 and 1995 and the selected historical consolidated balance sheet data as of May 31, 1994, 1995 and 1996 were derived from our audited consolidated financial statements, which are not included in this prospectus. The club and membership data, for all periods presented, was derived from our unaudited books and records. The information contained in this table and accompanying notes should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes appearing elsewhere in this prospectus.

                                                                                                     SEVEN MONTHS ENDED
                                                              YEAR ENDED MAY 31,                        DECEMBER 31,
                                             -----------------------------------------------------  --------------------
                                               1994       1995       1996       1997       1998       1997       1998
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                       (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues...................................  $  24,890  $  33,349  $  43,755  $  56,567  $  82,350  $  42,990  $  71,662
Operating expenses:
  Payroll and related......................     10,799     16,105     18,626     23,321     33,309     17,621     28,001
  Club operating...........................      8,115     11,740     14,542     18,044     25,858     13,258     24,261
  General and administrative...............      2,359      3,321      3,562      3,774      5,825      2,742      5,828
  Depreciation and amortization............      1,514      2,168      2,929      4,219      7,736      3,944      8,818
  Compensation expense in connection with
    stock options(1).......................         --        635      1,967      5,933      1,442        397        434
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Operating income (loss)................      2,103       (620)     2,129      1,276      8,180      5,028      4,320
Interest expense, net......................        342        654        952      2,455      5,902      3,270      5,279
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Income (loss) before provision for
      income tax (benefit).................      1,761     (1,274)     1,177     (1,179)     2,278      1,758       (959)
Provision (benefit) for income tax.........        824       (541)       628       (243)     1,131        888       (399)
Extraordinary item(2)......................         --         --         --         --       (782)      (782)        --
Cumulative effect of change in accounting
  policy(3)................................         --         --         --         --        (88)       (88)        --
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)......................        937       (733)       549       (936)       277         --       (560)
Accreted dividends on preferred stock......         --       (258)      (400)    (1,286)    (2,387)    (1,485)    (2,146)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss) attributable to
      common stockholders..................  $     937  $    (991) $     149  $  (2,222) $  (2,110) $  (1,485) $  (2,706)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

OTHER DATA:
Adjusted EBITDA(4).........................  $   4,634  $   3,415  $   8,302  $  13,048  $  20,029  $  10,723  $  15,065
Adjusted EBITDA margin(4)..................       18.6%      10.2%      19.0%      23.1%      24.3%      24.9%      21.0%
Deferred lease expense(5)..................  $   1,017  $   1,232  $   1,277  $   1,620  $   2,671  $   1,354  $   1,493
Cash provided by (used in):
  Operating activities.....................      2,839      3,283      5,695     12,302     15,733      7,193      7,393
  Investing activities.....................     (5,648)    (7,674)    (5,487)   (13,571)   (36,040)   (12,362)   (47,352)
  Financing activities.....................      2,910      4,244        144      2,809     40,836     42,361     36,116
Ratio of earnings to fixed charges(6)......        1.7x        --        1.3x        --        1.2x       1.3x        --

CLUB AND MEMBERSHIP DATA:
Total clubs operated at end of period(7)...         23         25         28         35         49         40         69
Members at end of period(8)................     38,300     48,300     54,800     78,600    125,100     99,900    169,900
Comparable club revenue increase(9)........       10.9%      14.7%      27.3%      17.7%      26.2%      24.1%      25.5%

                                                                                                         LAST
                                                                                   THREE MONTHS      TWELVE MONTHS
                                                                                      ENDED              ENDED
                                                                                    MARCH 31,          MARCH 31,
                                                                               --------------------  -------------
                                                                                 1998       1999         1999
                                                                               ---------  ---------  -------------

                                                                                     (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.....................................................................  $  22,553  $  36,139   $   124,608
Operating expenses:
  Payroll and related........................................................      8,822     13,790        48,657
  Club operating.............................................................      6,958     12,532        42,435
  General and administrative.................................................      1,689      2,261         9,483
  Depreciation and amortization..............................................      2,138      4,629        15,101
  Compensation expense in connection with stock options(1)...................        184        190         1,485
                                                                               ---------  ---------  -------------
    Operating income.........................................................      2,762      2,737         7,447
Interest expense, net........................................................      1,769      1,918         8,060
                                                                               ---------  ---------  -------------
    Income (loss) before provision for income tax (benefit)..................        993        819          (613)
Provision (benefit) for income tax...........................................        465        395          (226)
Extraordinary item(2)........................................................         --         --            --
Cumulative effect of change in accounting policy(3)..........................         --         --            --
                                                                               ---------  ---------  -------------
    Net income (loss)........................................................        528        424          (387)
Accreted dividends on preferred stock........................................       (627)    (1,933)       (4,354)
                                                                               ---------  ---------  -------------
Net (loss) attributable to common stockholders...............................  $     (99) $  (1,509)      $(4,741)
                                                                               ---------  ---------  -------------
                                                                               ---------  ---------  -------------
OTHER DATA:
Adjusted EBITDA(4)...........................................................  $   5,799  $   8,489  $     27,061
Adjusted EBITDA margin(4)....................................................       25.7%      23.5%         21.7%
Deferred lease expense(5)....................................................  $     715  $     933  $      3,028
Cash provided by (used in):
  Operating activities.......................................................      5,475     10,521        20,979
  Investing activities.......................................................     (8,969)   (12,462)      (74,523 )
  Financing activities.......................................................       (712)      (396)       34,907
Ratio of earnings to fixed charges(6)........................................        1.2x       1.1x           --

CLUB AND MEMBERSHIP DATA:
Total clubs operated at end of period(7).....................................         43         74            74
Members at end of period(8)..................................................    102,500    183,700       183,700
Comparable club revenue increase(9)..........................................       14.0%      18.3%         17.3%

                                                                                                                   AS OF
                                                     AS OF MAY 31,                         AS OF DECEMBER 31,    MARCH 31,
                                 ------------------------------------------------------  ----------------------  ----------
                                   1994       1995       1996       1997        1998        1997        1998        1999
                                 ---------  ---------  ---------  ---------  ----------  ----------  ----------  ----------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital................  $  (1,219) $  (2,329) $  (4,048) $  (8,436) $    5,898  $   26,772  $      478  $   (9,623)
Total assets...................     18,421     27,274     34,805     52,923     111,977     104,948     157,416     168,227
Long-term debt, including
  current installments.........     10,205     10,430     10,453     41,071      88,289      89,368      89,524      89,829
Redeemable senior preferred
  stock........................         --         --         --         --          --          --      36,735      38,034
Stockholders' equity
  (accumulated deficit)........  $   2,343  $   1,987  $   5,474  $  (6,951) $   (5,107) $   (6,342) $   (2,333) $   (3,018)

------------------------

(1) Represents non-cash charges related to the vesting of some stock options issued to management and the accretion of preferred dividends related to preferred stock underlying some of these options.

(2) Reflects the write-off of previously capitalized fees and expenses of $782,000, net of taxes of $624,000, related to the repayment of certain indebtedness. See Note 15 to our consolidated financial statements.

(3) Prior to fiscal 1998, we capitalized the direct costs incurred to obtain leases for new clubs we constructed. During the quarter ended May 31, 1998, we adopted the provisions of Statement of Position 98-5, REPORTING ON THE COSTS OF START-UP ACTIVITIES, which requires that these costs be expensed as incurred. In connection with the adoption of Statement of Position 98-5 we, effective June 1, 1997, recorded a pre-tax charge of $88,000, net of $70,000 in taxes, as the cumulative effect of this accounting change. See Note 2(n) to our consolidated financial statements.

(4) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, deferred lease expense, compensation expense in connection with stock options, extraordinary charges and cumulative effect of changes in accounting policy. Adjusted EBITDA is presented because we believe it provides useful information regarding our ability to incur and/or service debt. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows, or other consolidated income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of revenues.

(5) Deferred lease expense reflects the difference between accrued rent expense in accordance with GAAP and cash rent expense actually paid in a given period, which difference is typically positive in the early years of a lease and negative in the later years of a lease.

(6) For the purpose of determining the ratio of earnings to fixed charges, "earnings" consist of income before provision for corporate income taxes and fixed charges. "Fixed charges" consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of our rent expense, assumed to be one third of rent expense. For the years ended May 31, 1995 and 1997, the seven months ended December 31, 1998 and the last twelve months ended March 31, 1999, earnings were insufficient to cover fixed charges by $1.5 million, $1.3 million, $1.3 million and $1.2 million, respectively.

(7) Includes all clubs whether wholly-owned or managed.

(8) Represents members at wholly-owned clubs only.

(9) We define comparable clubs as those clubs operated by us for at least 13 full months.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA," AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INCLUDE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION MAKES REFERENCE TO ADJUSTED EBITDA WHICH IS DEFINED AS EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, DEFERRED LEASE EXPENSE, COMPENSATION EXPENSE IN CONNECTION WITH STOCK OPTIONS, EXTRAORDINARY CHARGES AND CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING POLICY. INVESTORS SHOULD BE AWARE THAT THE ITEMS EXCLUDED FROM THE CALCULATION OF ADJUSTED EBITDA, SUCH AS DEPRECIATION AND AMORTIZATION, ARE SIGNIFICANT COMPONENTS IN AN ACCURATE ASSESSMENT OF OUR FINANCIAL PERFORMANCE. ADJUSTED EBITDA IS PRESENTED BECAUSE MANAGEMENT BELIEVES IT PROVIDES USEFUL INFORMATION REGARDING OUR ABILITY TO INCUR AND/OR SERVICE DEBT. ADJUSTED EBITDA SHOULD NOT BE CONSIDERED IN ISOLATION OR AS A SUBSTITUTE FOR NET INCOME, CASH FLOWS, OR OTHER CONSOLIDATED INCOME OR CASH FLOW DATA PREPARED IN ACCORDANCE WITH GAAP OR AS A MEASURE OF A COMPANY'S PROFITABILITY OR LIQUIDITY. ADDITIONALLY, INVESTORS SHOULD BE AWARE THAT ADJUSTED EBITDA MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES PRESENTED BY OTHER COMPANIES.

CHANGE OF FINANCIAL REPORTING PERIOD

    We changed our fiscal year end from May 31 to December 31, which resulted in a transition period of seven months ended December 31, 1998. The decision to change the fiscal year was made for more convenience in both internal and external communications. To aid comparative analysis, we have elected to present the results of operations for the three months ended March 31, 1998 and 1999, the seven month periods ended December 31, 1998 and 1997, along with the previously reported results of operations for the fiscal years ended May 31, 1998 and 1997.

HISTORICAL CLUB GROWTH

                                                                         YEAR ENDED MAY 31,
                                                   ---------------------------------------------------------------
                                                      1994         1995         1996         1997         1998
                                                      -----        -----        -----        -----        -----
Clubs at beginning of period.....................          20           23           25           28           35
Greenfield clubs.................................           4            2            2            3            1
Acquired clubs...................................          --           --            1            5           13
Sold or relocated clubs..........................          (1)          --           --           (1)          --
                                                           --           --           --           --           --
Clubs at end of period...........................          23           25           28           35           49
                                                           --           --           --           --           --
                                                           --           --           --           --           --
Number of managed clubs included at the end of
  period.........................................           7            5            5            7            4

                                                     SEVEN MONTHS       THREE MONTHS
                                                         ENDED              ENDED
                                                     DECEMBER 31,         MARCH 31,
                                                   -----------------  -----------------
                                                         1998               1999
                                                   -----------------  -----------------
Clubs at beginning of period.....................             49                 69
Greenfield clubs.................................              4                  4
Acquired clubs...................................             16                  2
Sold or relocated clubs..........................             --                 (1)
                                                              --                 --
Clubs at end of period...........................             69                 74
                                                              --                 --
                                                              --                 --
Number of managed clubs included at the end of
  period.........................................              4                  4

INTRODUCTION

    Our revenues are principally a function of the number of clubs in service and the number of total members. As of March 31, 1999, we operated 74 clubs, of which 70 were wholly-owned and consolidated for reporting purposes. Our clubs collectively served in excess of 192,000 members, of which 184,000 were members at wholly-owned and consolidated clubs. For the twelve months ended March 31, 1999, we generated approximately 80.1% of our revenue from membership dues, approximately 7.1% of our revenue from one-time initiation fees and approximately 12.8% from other sources of revenue, including management fees and ancillary services. In no event are membership revenues recognized before receipt of the underlying cash payment. Initiation fees, which are paid at the inception of a membership contract, are recognized on a pro rata basis over the estimated period of the membership, currently 24 months. Initiation fees are matched against sales commissions and other expenses incurred in deriving the new membership sale. Dues and value-added service revenues are recognized as income on a pro-rata basis over the period in which the services are provided. We believe our emphasis on affordable monthly dues and the use of our electronic funds transfer system provides us with stable and predictable cash flows and makes us less dependent on new membership sales than certain of our competitors.

    Our operating and selling expenses are comprised of both fixed and variable costs. The fixed costs tend to include salary expense, rent, utilities, janitorial expenses and depreciation. Variable costs are primarily related to sales commissions, advertising and supplies. As clubs mature and increase their membership base, fixed costs are typically spread over an increasing revenue base and operating margins tend to increase.

    During the last several years, we have increased revenues and adjusted EBITDA by expanding our club base in the New York, Washington, DC, Boston and Philadelphia metropolitan areas. As a result of our expanding club base and relatively fixed nature of our operating costs, our adjusted EBITDA has increased from $3.4 million in fiscal 1995 to $27.1 million for the twelve month period ended March 31, 1999, and adjusted EBITDA as a percentage of revenues has more than doubled from 10.2% to 21.7% over the same period. At the same time net loss decreased from $0.7 million for the year ended May 31, 1995 to $0.4 million for the twelve months ended March 31, 1999. We expect the strong growth in revenues, adjusted EBITDA and net income to continue as the 43 clubs opened or acquired since the beginning of fiscal 1998 continue to mature. Based on our historical experience, a new club tends to experience a significant increase in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenue, there is a greater proportionate increase in profitability. We believe that the revenues, adjusted EBITDA, before corporate overhead, and operating income, before corporate overhead, of these 43 clubs will increase as they mature. As a result of our accelerated expansion program, however, we expect, adjusted EBITDA and operating income margins to be negatively impacted in the near term, as further new clubs are added.

    In addition, our goal is to strengthen our market position in the Northeast and Mid-Atlantic regions and increase revenues and cash flow through the opening of new clubs and the acquisition of existing clubs. As of March 31, 1999, we had identified over 125 locations in our targeted markets which we believe possess the criteria for a model club. We have opened or acquired 11 clubs since January 1, 1999 and expect to open or acquire at least an additional 7 clubs by the end of calendar 1999.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of revenue for the periods indicated:

                                                                  SEVEN MONTHS    THREE MONTHS
                                                                      ENDED           ENDED
                                           YEAR ENDED MAY 31,     DECEMBER 31,      MARCH 31,
                                          ---------------------   -------------   -------------
                                          1996    1997    1998    1997    1998    1998    1999
                                          -----   -----   -----   -----   -----   -----   -----
Revenue.................................  100.0%  100.0%  100.0%  100.0%  100.0%  100.0%  100.0%
Operating expenses:
  Payroll and related...................   42.6    41.2    40.4    41.0    39.1    39.1    38.2
  Club operating........................   33.2    31.9    31.4    30.8    33.9    30.9    34.6
  General and administrative............    8.1     6.7     7.1     6.4     8.1     7.5     6.3
  Depreciation and amortization.........    6.7     7.5     9.4     9.2    12.3     9.5    12.8
  Compensation expense in connection
    with stock options..................    4.5    10.5     1.8     0.9     0.6     0.8     0.5
                                          -----   -----   -----   -----   -----   -----   -----
Operating income........................    4.9     2.2     9.9    11.7     6.0    12.2     7.6
Interest expense, net of interest
 income.................................    2.2     4.3     7.2     7.6     7.3     7.8     5.3
                                          -----   -----   -----   -----   -----   -----   -----
  Income (loss) before provision for
    income tax (benefit)................    2.7    (2.1)    2.7     4.1    (1.3)    4.4     2.3
Provision for income tax (benefit)......    1.4    (0.4)    1.4     2.1    (0.5)    2.1     1.1
Extraordinary item......................     --      --    (0.9)   (1.8)     --      --      --
Cumulative effect of change in
 accounting policy......................     --      --    (0.1)   (0.2)     --      --      --
                                          -----   -----   -----   -----   -----   -----   -----
  Net income (loss).....................    1.3    (1.7)    0.3     0.0    (0.8)    2.3     1.2
Accreted dividends on preferred stock...    0.9     2.2     2.9     3.4     3.0     2.8     5.4
                                          -----   -----   -----   -----   -----   -----   -----
  Net income (loss) attributable to
    common stockholders.................    0.4%   (3.9)%  (2.6)%  (3.4)%  (3.8)%  (0.5)%  (4.2)%
                                          -----   -----   -----   -----   -----   -----   -----
                                          -----   -----   -----   -----   -----   -----   -----

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

    REVENUES. Revenues increased approximately $13.6 million, or 60.2%, to $36.1 million during the quarter ended March 31, 1999 from $22.6 million in the quarter ended March 31, 1998. This increase resulted primarily from the continuing maturation of the 30 clubs opened or acquired during calendar 1998, approximately $9.7 million, and the six clubs opened or acquired in the first quarter of 1999, approximately $700,000. In addition, revenues increased during the quarter by $3.2 million at mature clubs resulting from increased membership.

    OPERATING EXPENSES. Operating expenses increased $13.6 million, or 68.8%, to $33.4 million in the quarter ended March 31, 1999, from $19.8 million in the quarter ended March 31, 1998. The increase was primarily due to a 75.0% increase in total months of club operations, which is the aggregate number of full months of operation during a given period for the clubs open at the end of such period, to 200 in the quarter ended March 31, 1999 from 114 in the quarter ended March 31, 1998, in addition to the following factors:

        Payroll and related increased by $5.0 million, or 56.3%, to $13.8 million in the quarter ended March 31, 1999, from $8.8 million in the quarter ended March 31, 1998. This increase was attributable to the acquisition or opening of 30 clubs in 1998 and six clubs in the first quarter of 1999.

        Club operating increased by $5.6 million, or 80.1%, to $12.5 million in the quarter ended March 31, 1999, from $7.0 million, in the quarter ended March 31, 1998. This increase is attributable to the acquisition or opening of 30 clubs in 1998 and six clubs in the first quarter of 1999.

        General and administrative increased by $600,000, or 33.9%, to $2.3 million in the quarter ended March 31, 1999, from $1.7 million, in the quarter ended March 31, 1998. This increase is attributable to expenses associated with our expansion, including the expansion of our corporate office and upgrade of our management information systems. In March 1999 we moved our membership billing processing center to a purpose-built location separated from our corporate office.

        Depreciation and amortization increased by $2.5 million, or 116.5%, to $4.6 million in the quarter ended March 31, 1999, from $2.1 million in the quarter ended March 31, 1998. This increase is attributable primarily to a full period of depreciation and amortization for fixed asset additions, acquisitions or openings since the quarter ended March 31, 1998 and the increased fixed and intangible assets arising out of new club acquisitions and openings during the first quarter of 1999.

        Compensation expense in connection with stock options increased $6,000, or 3.3%, to $190,000 for the quarter ended March 31, 1999 from $184,000 in the quarter ended March 31, 1998 and relates to preferred stock options.

    INTEREST EXPENSE. Interest expense decreased $100,000 to $2.2 million during the quarter ended March 31, 1999, from $2.3 million in the quarter ended March 31, 1998. This decrease was primarily due to reduced borrowings attributable to operations as we capitalized interest in connection with various construction projects.

    INTEREST INCOME. Interest income decreased $249,000 to $250,000 during the quarter ended March 31, 1999 from $499,000 in the quarter ended March 31, 1998. The decreased level of interest income was primarily due to lower cash on hand as we invested in acquisitions and new club construction.

    PROVISION FOR INCOME TAX. The income tax provision for the quarter ended March 31, 1999 was $395,000 compared to a tax provision of $465,000 for the quarter ended March 31, 1998.

    ACCRETED DIVIDENDS ON PREFERRED STOCK. Accreted dividends on the preferred stock increased $1.3 million to $1.9 million during the quarter ended March 31, 1999, from $627,000 in the quarter ended March 31, 1998. This increase is primarily a result of the accreted dividends on the redeemable senior preferred stock which was issued in November 1998.

SEVEN MONTHS ENDED DECEMBER 31, 1998 COMPARED TO SEVEN MONTHS ENDED DECEMBER 31,
  1997

    REVENUES. Revenues increased approximately $28.7 million, or 66.7%, to $71.7 million during the seven months ended December 31, 1998 from $43.0 million in the seven months ended December 31, 1997. This increase resulted primarily from maturation of the 17 clubs opened or acquired during fiscal 1998 of approximately $13.2 million, and the 20 clubs opened or acquired during the seven months ended December 31, 1998 of approximately $8.0 million. In addition, revenues increased during the period by $7.1 million at our mature clubs resulting from increased membership and non membership revenues such as private training.

    OPERATING EXPENSES. Operating expenses increased $29.3 million, or 77.4%, to $67.3 million in the seven months ended December 31, 1998, from $38.0 million in the seven months ended December 31, 1997. The increase was primarily due to an 89.5% increase in total months of club operations to 417 in the seven months ended December 31, 1998 from 220 in the seven months ended December 31, 1997, as highlighted by the following factors:

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
        Payroll and related increased by $10.4 million, or 58.9%, to $28.0 million in the seven months ended December 31, 1998, from $17.6 million in the seven months ended December 31, 1997. This increase was attributable to the acquisition or opening of 17 clubs in fiscal 1998 and 20 clubs during the seven month period ended December 31, 1998.

        Club operating increased by $11.0 million, or 83.0%, to $24.3 million in the seven months ended December 31, 1998, from $13.3 million in the seven months ended December 31, 1997. This increase is attributable to the acquisition or opening of 17 clubs in fiscal 1998 and 20 clubs during the seven month period ended December 31, 1998.

        General and administrative increased by $3.1 million, or 112.5%, to $5.8 million in the seven months ended December 31, 1998, from $2.7 million, in the seven months ended December 31, 1997. This increase is attributable to expenses associated with our expansion, including the expansion of our corporate office and upgrade of our management information systems. In addition we wrote off $169,000 of expenses associated with the preparation for an initial public offering, which has been postponed due to market conditions.

        Depreciation and amortization increased by $4.9 million, or 123.6%, to $8.8 million in the seven months ended December 31, 1998, from $3.9 million in the seven months ended December 31, 1997. This increase is attributable primarily to the increased fixed and intangible assets arising out of new club acquisitions and openings during the seven months ended December 31, 1998, and depreciation and amortization for fixed asset additions, acquisitions or openings since December 31, 1997. Fixed and intangible assets acquired during the last five months ended May 31, 1998 totaled $12.6 million and $9.8 million, respectively. Fixed and intangible assets acquired during the seven months ended December 31, 1998 totaled $33.0 million and $20.7 million respectively.

        Compensation expense in connection with stock options increased $37,000, or 9.3%, to $434,000 in the seven months ended December 31, 1998, from $397,000 in the seven months ended December 31, 1997, as a result of a compounding feature in the calculation of dividends on the Preferred stock options.

    INTEREST EXPENSE. Interest expense increased $1.8 million to $5.6 million during the seven months ended December 31, 1998, from $3.8 million in the seven months ended December 31, 1997. The increased level of interest expense was primarily due to a full period of interest related to the Senior Notes drawn down in October 1997, as well as drawings under the line of credit to fund certain acquisitions during 1998.

    INTEREST INCOME. Interest income decreased $254,000 to $272,000 during the seven months ended December 31, 1998, from $526,000 in the seven months ended December 31, 1997. The decreased level of interest income was primarily due to lower cash on hand as we invested in acquisitions and new club construction.

    PROVISION (BENEFIT) FOR INCOME TAX. The income tax benefit for the seven months ended December 31, 1998 was $399,000 compared to a tax expense of $888,000 for the seven months ended December 31, 1997. During the seven months ended December 31, 1998, our effective tax rate was impacted by net operating losses incurred by certain clubs located in states where such losses could not currently be utilized and higher tax-exempt interest income.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY. In accordance with the American Institute of Certified Public Accountants' ("AICPA") Statement of Position 98-5, ACCOUNTING FOR THE COSTS OF START-UP ACTIVITIES, we have expensed all organizational costs capitalized in previous fiscal years. Accordingly, $158,000 was written off, $88,000 net of a tax effect of $70,000

    EXTRAORDINARY ITEM. During the seven months ended December 31, 1997, we issued 9 3/4% Senior Notes due 2004 in accordance with which we repaid our existing indebtedness. Accordingly, previously capitalized fees and expenses of $1.4 million relating to the former debt were written off, $782,000 net of a tax effect of $624,000.

    ACCRETED DIVIDENDS ON PREFERRED STOCK. Accreted dividends on the preferred stock increased $0.6 million to $2.1 million in the seven months ended December 31, 1998, from $1.5 million in the seven months ended December 31, 1997. This increase is a result of a compounding feature in the calculation of the accretion of dividends on the Series A and B preferred stock, as well as dividends subsequent to the issuance of redeemable senior preferred stock.

FISCAL YEAR ENDED MAY 31, 1998 COMPARED TO FISCAL YEAR ENDED MAY 31, 1997

    REVENUES. Revenues increased approximately $25.8 million, or 45.6%, to $82.4 million during fiscal 1998 from $56.6 million in fiscal 1997. This increase resulted from the maturation of three clubs opened or acquired during fiscal 1996 of approximately $3.0 million, the six clubs opened or acquired during fiscal 1997 of approximately $8.1 million, and 17 clubs opened or acquired during fiscal 1998 of approximately $10.1 million. In addition, revenues increased during fiscal 1998 by $4.2 million at our mature clubs.

    OPERATING EXPENSES. Operating expenses increased $18.9 million, or 34.1%, to $74.2 million in fiscal 1998 from $55.3 million in fiscal 1997. This increase was primarily due to a 40.4% increase in total club months to 417 in fiscal 1997 from 297 in fiscal 1996, as highlighted by the following factors:

        Payroll and related increased by $10.0 million, or 42.8%, to $33.3 million in fiscal 1998, from $23.3 million in fiscal 1997. This increase was attributable to the acquisition or opening of 17 clubs in fiscal 1998 and a full year of operating the six clubs opened or acquired in fiscal 1997.

        Club operating increased by $7.9 million, or 43.3%, to $25.9 million in fiscal 1998, from $18.0 million in fiscal 1997. This increase is attributable to the acquisition or opening of 17 clubs in fiscal 1998 and the additional expenses attributable to operating the six clubs opened or acquired in fiscal 1997.

        General and administrative increased by $2.0 million, or 54.3%, to $5.8 million in fiscal 1998, from $3.8 million. This increase is attributable to associated expenses as a result of our expansion, such as the expansion of our corporate office, the change in accounting policy to expense certain organizational costs in the period in which they are incurred rather than capitalizing them.

        Depreciation and amortization increased by $3.5 million, or 83.4%, to $7.7 million in fiscal 1998, from $4.2 million in fiscal 1997. This increase is attributable primarily to increased fixed assets and intangible assets arising out of new club acquisitions and openings during fiscal 1998, and a full year of depreciation and amortization for fixed asset additions, acquisitions or openings during fiscal 1997. Intangible assets acquired in fiscal 1997 and 1998 totaled $1.7 million and $14.5 million, respectively.

        Compensation expense in connection with stock options decreased by $4.5 million, or 75.7%, to $1.4 million in fiscal 1998, from $5.9 million in fiscal 1997. In 1997, this expense was attributable to the adjustment of our company's stock options to fair market value in connection with the Recapitalization.

    INTEREST EXPENSE, NET OF INTEREST INCOME. Interest expense, net of interest income, increased $3.4 million to $5.9 million during fiscal 1998 from $2.5 million in fiscal 1997. The increased level of interest expense was primarily due to the issuance of the Senior Notes. See Note 6 to the Consolidated Financial Statements.

    PROVISION FOR INCOME TAX (BENEFIT). The income tax provision for fiscal 1998 was $1.1 million compared to a tax benefit of $243,000 for fiscal 1997. For fiscal 1998, our effective tax rate was negatively impacted by high state and local tax rates combined with a tax rate change. In fiscal 1997, the income tax benefit was reduced by adjustments to expected tax refunds reduced in part by the reversal of a valuation allowance on state net operating losses carryforward, which was no longer needed.

    EXTRAORDINARY ITEM. During fiscal 1998, we issued 9 3/4% Senior Notes due 2004 after which we repaid certain of our existing indebtedness. Accordingly, previously capitalized fees and expenses of $1.4 million relating to the former debt were written off, $782,000 net of a tax effect of $624,000.

    CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY. In accordance with the AICPA Statement of Position 98-5, ACCOUNTING FOR THE COSTS OF START-UP ACTIVITIES, we have expensed all organizational costs capitalized in previous fiscal years. Accordingly, $158,000 was written off, $88,000 net of a tax effect of $70,000.

    ACCRETED DIVIDENDS ON PREFERRED STOCK. Accreted dividends on the preferred stock increased $1.1 million to $2.4 million during fiscal 1998, from $1.3 million in fiscal 1997. This increase is the result of the preferred stock being outstanding for a full year in 1998 and for only five months in 1997.

FISCAL YEAR ENDED MAY 31, 1997 COMPARED TO FISCAL YEAR ENDED MAY 31, 1996

    REVENUES. Revenues increased $12.8 million, or 29.3%, to $56.6 million during fiscal 1997 from $43.8 million in fiscal 1996. This increase resulted from the maturation of four clubs opened or acquired during fiscal 1995 of approximately $2.8 million, the three clubs opened or acquired in fiscal 1996 of approximately $4.3 million, and the six clubs opened or acquired in fiscal 1997 of approximately $3.7 million. In addition, revenues increased during fiscal 1997 due to revenue growth at our mature clubs resulting from membership growth of approximately $2.1 million.

    OPERATING EXPENSES. Operating expenses increased $13.7 million, or 32.8%, to $55.3 million in fiscal 1997, from $41.6 million in fiscal 1996. This increase was primarily due to a 16.5% increase in total club months to 297 in fiscal 1996 from 255 in fiscal 1995, as highlighted by the following factors:

        Payroll and related increased by $4.7 million, or 25.2%, to $23.3 million in fiscal 1997, from $18.6 million in fiscal 1996. This increase was attributable to the acquisition or opening of six clubs in fiscal 1997 and a full year of operating the three clubs opened or acquired in fiscal 1996.

        Club operating increased by $3.5 million, or 24.1%, to $18.0 million in fiscal 1997, from $14.5 million in fiscal 1996. This increase is attributable to the acquisition or opening of six clubs in fiscal 1997 and the additional expenses attributable to operating three clubs that we opened or acquired in fiscal 1996.

        General and administrative increased by $212,000, or 6.0%, to $3.8 million in fiscal 1997, from $3.6 million in fiscal 1996.

        Depreciation and amortization increased by $1.3 million, or 44.0%, to $4.2 million in fiscal 1997, from $2.9 million in fiscal 1996. This increase is attributable to the increased fixed assets placed in service and intangible assets acquired arising out of acquisition or opening of new clubs.

        Compensation expense in connection with stock options increased by $3.9 million, or 201.6%, to $5.9 million in fiscal 1997, from $2.0 million in fiscal 1996. In 1997, this expense was attributable to the adjustment of our stock options to fair market value in connection with the Recapitalization.

    INTEREST EXPENSE, NET OF INTEREST INCOME. Interest expense, net of interest income, increased $1.5 million to $2.5 million in fiscal 1997 from $1.0 million in fiscal 1996, primarily as a result of increased indebtedness due to the Recapitalization during this period.

    PROVISION FOR INCOME TAX (BENEFIT). Provision for income tax (benefit) changed by $871,000 to a benefit of $243,000 in fiscal 1997 from an expense of $628,000 in fiscal 1996, as a result of the loss after interest expense in fiscal 1997. Our effective tax rate in fiscal 1996 was negatively impacted by losses at certain of our clubs, incurred in states where the net operating loss could not be currently utilized. In fiscal 1997, the income tax benefit was reduced by adjustments to expected tax refunds partially offset by a reduction in the valuation allowance for the deferred tax assets.

    ACCRETED DIVIDENDS ON PREFERRED STOCK. Accreted dividends on the preferred stock increased $886,000 to $1.3 million during fiscal 1997, from $400,000 in fiscal 1996. This increase reflects the issuance of the preferred stock in connection with the recapitalization and redemption of formerly existing preferred stock.

RECENT DEVELOPMENTS

    From March 31, 1999 to April 30, 1999 our working capital deficit increased from $9.6 million to $13.7 million or $4.1 million. This increase is principally due to capital expenditures made over the period.

    From March 31, 1999 to April 30, 1999 our Series A Preferred Stock and Series B Preferred Stock increased from $21.1 million and $185,000 to $21.3 million and $187,000, respectively. These increases are due to the accretion of dividends over the respective period.

    From March 31, 1999 to April 30, 1999 our stockholders' deficit increased from $3.0 million to $3.4 million or $400,000 principally due to the accretion of redeemable senior stock dividends.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, we have satisfied our liquidity needs through cash from operations and various borrowing arrangements. Principal liquidity needs have included the acquisition and development of new clubs, debt service requirements and other capital expenditures necessary to maintain existing clubs.

    OPERATING ACTIVITIES. Net cash provided by operating activities for the quarter ended March 31, 1999 was $10.5 million compared to $5.5 million for the quarter ended March 31, 1998, an increase of $5.0 million. Clubs opened prior to 1998 contributed to an increase in cash flow contribution of approximately $2.6 million. The balance of the increase is principally due to an increase in our working capital deficit. Excluding cash and cash equivalents, we normally operate with a working capital deficit because we receive dues or fees revenue either (1) during the month services are rendered, or (2) when paid-in-full, 12 months in advance. As a result, we have no material accounts receivable. In addition, because initiation fees are received at enrollment and are recognized over the estimated average term of membership, we record a deferred revenue liability. We believe that our working capital deficit is an important source of cash flow from operating activities and that it will continue to grow as our membership revenues increase.

    INVESTING ACTIVITIES. We invested $11.4 million and $1.1 million in capital expenditures and business acquisitions, respectively during the quarter ended March 31, 1999. We currently estimate total capital expenditure and asset acquisition requirements for the remaining three quarters of 1999 to approximate $37.0 million. This includes $23.0 million related to new club openings and acquisitions, $8.4 million used to renovate and expand certain existing clubs, $4.1 million to maintain certain existing clubs and $1.5 million to further upgrade our management information systems. These expenditures will be funded by cash flow generated from operations, available cash and our credit facility.

    FINANCING ACTIVITIES. We have a credit facility with our principal bank for direct borrowings and letters of credit of up to $25.0 million. The credit facility contains restrictive covenants, including a leverage ratio and interest coverage ratio and dividend payment restrictions and is collateralized by all our assets. As of March 31, 1999, we had approximately $23.0 million available under the credit facility, which matures in October 2002, and has no scheduled amortization requirements.

    In November 1998, we sold $40.0 million of redeemable senior preferred stock. After payment of fees and expenses of approximately $400,000 we received net proceeds of $39.6 million. The senior stock is redeemable in November 2008, and carries a cumulative 12% annual dividend which is added to the liquidation value of such preferred shares, if not paid in cash, at our option.

    Although we believe that we will be able to obtain or generate sufficient funds to finance our current operating and growth plans for the next twelve months, any material acceleration or expansion of that plan through additional greenfields or acquisitions, to the extent such acquisitions include cash payments, may require us to pursue additional sources of financing prior to the end of 1999. We cannot assure you that such financing will be available or that it will be available on acceptable terms. The inability to finance such further or accelerated expansion on acceptable terms may negatively impact our competitive position and or materially adversely affect our business, results of operations or financial condition.

EFFECT OF RECENT CHANGES IN ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which standardizes the accounting for derivative instruments by requiring that all derivatives be recognized as assets and liabilities and measured at fair value. Statement No. 133 is effective for fiscal years beginning after June 15, 1999.

    Based on current estimates, management does not believe that Statement No. 133 will have a material effect on our financial statements.

INFLATION

    We believe that inflation has not had a material impact on our results of operations for the three year and seven month period ended December 31, 1998.

YEAR 2000 COMPLIANCE

    We have implemented a three phase program to identify and resolve Year 2000 issues related to the integrity and reliability of our computerized information systems, computer systems embedded in the machinery and equipment used in its operations, as well as third party or in-house developed software. Phase one of our program involved an assessment of Year 2000 compliance and has been completed. In phase two of the program, we are modifying, or replacing, and testing all non-Year 2000 compliant hardware systems. Completion of phase two is expected by August 1999. Phase three of the program involves upgrades, or replacement, and testing all non-Year 2000 compliant software and is also expected to be completed by August 1999.

    As of March 31, 1999 we spent approximately $300,000 in addition to our normal internal information technology costs in connection with our Year 2000 program. We expect to incur additional costs of $350,000 to complete phases two and three of the program.

    We requested documentation regarding Year 2000 compliance from all of its suppliers and service providers. As of March 31, 1999, our company received confirmations from approximately 75% indicating that they are or will be Year 2000 compliant. We expect to have further communications with those who have not responded or have indicated further work was required to achieve Year 2000 compliance.

    Among other things, our operations depend on the availability of utility services, principally electricity and reliable performance by telecommunication services. A substantial disruption in any of these services due to providers of these services failing to achieve Year 2000 compliance could have a significant adverse impact on our financial results depending on the length and severity of the disruption.

    We will complete a contingency plan for each of our principal operations by the summer of 1999. The purpose of the contingency plan is to identify possible alternatives which could be used in the event of a disruption in the delivery of essential goods or services and to minimize the effect of such a disruption.

    Despite our efforts to address the Year 2000 impact on our internal systems and business operations, we cannot assure you that such impact will not result in a material disruption of our business or have a material adverse effect on our business, financial condition or results of operations.

                                    BUSINESS

GENERAL

    We are one of two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States. Our goal is to develop the premier health club network in each of the major metropolitan regions we enter. We employ a regional clustering strategy providing members access to clubs near both their work and home for a single membership fee. This strategy allows us to maximize revenues by charging members slightly higher monthly dues for the ability to use more than one club in the chain and to attract and retain members by offering greater convenience and a broader range of facilities and services than our smaller competitors. As of March 31, 1999, approximately half of our members participated in a passport membership plan that allows unlimited access to all of our clubs for a higher membership fee. In addition, our emphasis on monthly dues and use of our electronic funds transfer system allows us to generate stable and predictable cash flows and makes us less dependent on new membership sales and price discounting than certain of our competitors. Approximately 86% of our members pay their monthly dues through our electronic funds transfer system, accounting for more than 70% of monthly revenues.

    We have executed this strategy successfully in the New York region through the network of clubs we operate under our New York Sports Clubs brand name. As of March 31, 1999, we were the largest fitness club operator in Manhattan with 23 locations and operated a total of 59 clubs under the New York Sports Clubs name within a defined radius of New York City. We are in the process of more fully developing clusters within a smaller radius surrounding Washington, DC under our Washington Sports Clubs brand name and have begun establishing similar clusters surrounding Boston and Philadelphia under our Boston Sports Clubs and Philadelphia Sports Clubs brand names, respectively. We employ localized brand names for our clubs to create an image and atmosphere consistent with the local community, and to foster the recognition as a local network of quality fitness clubs rather than a national chain.

    Over our 25-year operating history, we have developed and refined a model club format that allows us to cost effectively construct and more efficiently operate our fitness clubs. Our model club is 15,000 to 25,000 square feet and features a wide variety of state-of-the-art cardiovascular and strength-training equipment, as well as exercise studios offering extensive group fitness programs. Many clubs also feature additional amenities, including swimming pools, squash or tennis courts and physical therapy centers. We offer members a variety of other value-added services for which we receive additional fees, including personal training and child care. Our target member is college-educated, typically between the ages of 20 and 44 and earns an annual income of approximately $50,000.

    We have experienced significant growth over the past several years through a combination of:

    - acquiring existing, privately owned, single and multi-club businesses; and

    - developing and opening "greenfield" club locations.

    From June 1, 1994 to March 31, 1999, we acquired 37 existing clubs, opened 16 greenfield clubs, and relocated two clubs to increase our total clubs under operation from 23 to 74. We plan to acquire or open at least 12 more clubs prior to December 31, 1999. We increased our revenue during the same period from $33.3 million to $124.6 million. This growth has been driven not only by the addition of acquired and greenfield club locations, but also through comparable club revenue growth, which has ranged from 14.7% to 27.3% for the four year and ten month period ended December 31, 1998 and was 17.3% for the twelve months ended March 31, 1999. Based on our historical experience, a new club tends to achieve significant increases in revenues during its first three years of operation as it reaches maturity. Because clubs experience little incremental cost associated with such revenue increases, we realize a greater proportionate increase in profitability. This operating leverage has allowed us to achieve adjusted EBITDA growth and operating income growth from fiscal 1997 to the twelve month period ended March 31, 1999 of 48.9% and 161.7%, respectively.

    Our model club ranges in size from approximately 15,000 to 25,000 square feet and averages approximately 21,000 square feet. Clubs typically have an open space to accommodate cardiovascular and strength-training exercise, as well as special purpose rooms to accommodate aerobic class instruction and other exercise programs. Locker rooms generally include a sauna and steam room. We provide a broad array of high quality exercise programs and equipment that is both popular and effective, while reinforcing the quality exercise experience we strive to make available to our members. While we do not generally build locations with amenities such as swimming pools or racquet and basketball courts, we do strive to establish at least one flagship club that has such amenities in each of our markets. We believe that it is generally more economical to acquire clubs with such amenities than to develop them as greenfield clubs.

    We engage in a detailed site analysis and selection process based upon information provided by our proprietary development software to identify potential target areas for additional clubs based upon population demographics, traffic and commuting patterns, availability of sites and competitive market information. In addition to our existing 74 clubs under operation as of March 31, 1999 and the 16 sites for which we had entered into lease commitments We have identified over 125 locations in our targeted markets which we believe possess the criteria for a model club.

    Our company possesses an experienced management team, the top five executives of which have been working together at Town Sports since 1990. We believe that it has the depth, experience and motivation to manage our internal and external growth, and that we have put in place the infrastructure and systems to manage effectively our planned expansion for the next three years. We believe that the presence of such infrastructure will enable us over time to leverage certain fixed cost aspects of overhead to realize increased adjusted EBITDA margins as we continue to expand our club base. This operating leverage has already helped us to more than double our adjusted EBITDA margin to approximately 21.7% for the twelve month period ended March 31, 1999 compared to approximately 10.2% in fiscal 1995. At the same time operating income as a percentage of revenue increased from (1.9%) in fiscal 1995 to 6.0% for the twelve month period ended March 31, 1999.

INDUSTRY OVERVIEW

    According to IHRSA, revenues generated by the United States fitness club industry increased at a compound annual rate of 8.3% from $5.5 billion in 1991 to $9.6 billion in 1998. Over the same period, memberships in all clubs have grown at a 5.0% compound annual growth rate, from 21.0 million to 29.5 million. These statistics supplied by IHRSA imply that average revenue per member has grown at a compound annual rate of 3.2% for the industry since 1991. Membership and revenue growth have outpaced the growth in the number of fitness clubs, which has grown at a compound annual rate of only 2.2% to approximately 14,100 in 1998 from approximately 12,150 in 1991. We believe that fitness clubs, on average, have experienced significant excess capacity historically. Only more recently has the industry as a whole experienced the level of membership and revenue per club to realize the benefits of the inherent operating leverage in the industry.

    We believe that the growth in fitness club memberships is attributable to several factors. Americans are focused on achieving a healthier, more active lifestyle. Of the factors members consider very important in their decision to join a fitness club, the most commonly mentioned is health, closely followed by appearance related factors including muscle tone, looking better and weight control. We believe that the increased emphasis on appearance and wellness in the media has heightened the focus on self image and fitness and will continue to do so. We also believe that fitness clubs provide a more convenient venue for exercise than outdoor activities, particularly in densely populated metropolitan areas. According to published industry reports, convenience is an important factor in choosing a fitness club.

    According to industry sources, the four major trends that are driving changes in the health and fitness industry include:

    (1) an influx of institutional capital investment is leading a transformation of club ownership from private to public;

    (2) large operators are beginning to build regional and national platforms to consolidate the industry and, in turn, are providing liquidity for many small operators;

    (3) the aging of the American population is creating an awareness of and a need for healthy living and physical fitness; and

    (4) insurers are beginning to partner with corporations to promote preventative healthcare programs such as fitness clubs memberships.

    Across the industry, monthly membership dues have averaged between $54.00 and $58.00 per month for a single adult from 1994 through 1997. Around this average monthly fee, we believe the industry can be segregated into three tiers based upon price, service and quality:

    (1) an upper tier consisting of clubs with monthly membership dues averaging in excess of $80.00 per month;

    (2) a middle tier consisting of clubs with monthly membership dues averaging between $80.00 and $40.00 per month; and

    (3) a lower tier consisting of clubs with monthly membership dues averaging less than $40.00 per month.

    We compete in the middle tier in terms of pricing and are positioned toward the upper end of this tier. Based upon the quality and service at our clubs, we believe we provide an attractive value to our members.

    The fitness club industry is highly fragmented. We believe that considerable consolidation will occur in the industry since we believe that independent operators have found it increasingly difficult to compete with multi-facility operators. We expect to play a significant role as a consolidator on a regional basis.

COMPETITIVE STRENGTHS

    We attribute our opportunities for continued growth and increased profitability to the following competitive strengths:

    STRONG MARKET POSITION. We believe that we are among the four largest fitness club operators in the United States, as measured by consolidated revenues. We are the largest operator of fitness clubs in Manhattan with 23 clubs, making us twice as large as our nearest competitor. We are one of the two leading owners and operators of fitness clubs in the Northeast and Mid-Atlantic regions of the United States and we believe that there are only four chains that own and operate more than ten clubs in these markets. In these markets, we attribute our leadership position to the success of our regional clustering strategy, the consistency of facilities and services provided by our clubs, and the ability to continue to attract new members by providing one of the most attractive price/value combinations available in our markets.

    SUCCESSFUL REGIONAL CLUSTERING STRATEGY. We believe our regional clustering strategy allows us to maximize cash flows by providing higher quality, conveniently located fitness facilities on a cost effective basis. By operating a group of clubs in a concentrated geographic area, the value of our memberships is enhanced by our ability to offer members access to any of our clubs. This membership appeals primarily to members who seek the convenience of having a fitness club near their home and their workplace. Approximately half of our members choose the Passport Membership plan. This membership offers broader privileges, greater convenience and generates higher monthly dues than single club memberships. Regional clustering also allows us to provide special facilities within the market, such as squash, tennis, basketball, special programs and swimming pools, without offering them at each location. We believe our regional clustering strategy also allows us to achieve economies of scale with regard to sales, marketing, purchasing and corporate administrative expenses.

    STABLE CASH FLOWS. We believe that our emphasis on affordable monthly dues and our EFT system allows us to generate stable and predictable cash flows. We charge a modest initiation fee, which is $102 on average, and monthly dues of $39-$79, depending on the type of membership plan. We believe that our monthly dues structure gives us a significant competitive advantage in terms of ease of sale, collection and revenue collected per year, all of which make us less dependent on new membership sales, and price discounting, than certain of our competitors. We also believe our use of EFT, by which a member's credit card or bank account is automatically debited for each month's dues, assures a more stable cash flow, eliminates the traditional accounts receivable function and minimizes bad-debt write-offs. Approximately 86% of our members pay their monthly dues through EFT, accounting for more than 70% of monthly revenues.

    PROVEN UNIT OPERATING PERFORMANCE. We have established a track record of consistent growth in revenue and cash flow across our club base. Our 20 wholly-owned clubs in operation at the end of fiscal 1995 generated revenues, operating income before corporate expenses and adjusted EBITDA, before corporate expenses, of $53.5 million, $18.1 million and $21.4 million, respectively, during the twelve month period ending March 31, 1999 as compared to $32.2 million, $6.9 million and $9.5 million, respectively, during fiscal 1995. We believe that the track record of our mature clubs provides a sound basis for improved performance in our recently opened clubs as well as continued investment in new clubs.

    EXPERIENCED MANAGEMENT TEAM. We believe that our management team is one of the most experienced management teams in the industry. Our five senior executives have over 70 years of combined experience in the fitness club industry and have been working together at Town Sports since 1990. We believe that it has the depth, experience and motivation to manage our internal and external growth. This management team has opened or acquired 62 clubs over the course of the past 70 months. In the aggregate, our management team owns approximately 25% of our common stock, on a fully-diluted basis.

BUSINESS STRATEGY

    We intend to significantly continue to increase revenue and cash flow using the following strategies:

    MATURATION OF RECENTLY OPENED CLUBS. From June 1, 1997 to March 31, 1999, we opened or acquired 43 clubs. We believe that our recent financial performance does not yet fully reflect the benefit of these new clubs. Based on our historical experience, a new club tends to achieve significant increases in revenues during its first three years of operation as it reaches maturity. Because there is relatively little incremental cost associated with such increasing revenues, there is a greater proportionate increase in profitability. In the aggregate, these 43 clubs generated revenues, operating income (loss) before corporate expenses and adjusted EBITDA before corporate expenses, of $42.5 million, $(5.3) million and $4.9 million, respectively, during the twelve months ended March 31, 1999, as compared to $80.1 million, $25.9 million and $32.1 million, respectively, for the 27 clubs opened prior to June 1, 1997. We believe that the revenues, operating income and adjusted EBITDA, before corporate expenses, of these 43 clubs will significantly increase as the clubs reach maturity.

    EXPANSION OF CLUB BASE. We intend to strengthen our market position in the Northeast and Mid-Atlantic regions and increase revenues and cash flow through the opening of new clubs and the acquisition of existing clubs. Before opening or acquiring a new club, we undertake a rigorous process involving site selection, demographic and competitive analysis, negotiation of lease and acquisition terms and financial modeling to ensure that a location meets our criteria for a model club. As of March 31, 1999, we had identified over 125 locations in our targeted markets which we believe possess the criteria for a model club. We have opened or acquired 14 clubs since January 1, 1999, and expect to open or acquire at least an additional 4 clubs by the end of calendar 1999.

    INCREASED VALUE-ADDED SERVICES. In addition to our regional clustering strategy, we have continued to focus on increasing the additional services available to our members. The increased emphasis on value-added services and programs, such as physical training, child care, wellness clinics, swimming and racquet sports has contributed to our growth, as non-membership club revenues have increased from $2.4 million, or 7.1% of revenues in fiscal 1995, to $13.3 million, or 10.7% of revenues in the twelve months ended March 31, 1999. These services generate incremental revenues with minimal capital investment and assist us in the process of attracting and retaining members.

FACILITIES AND SERVICES

    Approximately 50 of our existing clubs are based on our model club format, which will serve as a basis for new clubs that we develop or acquire. This model draws on our historical experience and has been refined through the operation and results of recently opened clubs. However, because we typically build new clubs in existing buildings designed for office, retail or other uses, our model club is tailored for each space.

    The main characteristics of the model club include:

    LOCATION: Our clubs are typically located in well-established, higher-income residential, commercial or mixed urban neighborhoods within major metropolitan areas capable of supporting the development of a cluster of clubs. Clubs must have relatively high "retail" visibility and should be close to transportation hubs.

    CLUB SIZE: Our clubs range from 15,000 to 25,000 square feet. The optimal size is determined based on expected membership size, peak member usage at maturity and occupancy costs. Membership for each club ranges from 2,500 to 4,500 in more mature clubs.

    DEMOGRAPHICS: Although club members represent a cross-section of the population in a given geographic market, our typical member is between the ages of 20 and 44, college educated and earns approximately $50,000 per annum.

    FACILITIES/SERVICES: Our facilities typically include state-of-the-art cardiovascular equipment, including Lifecycles, StairMasters, treadmills, and elliptical motion machines; strength equipment and free weights, including Nautilus, Cybex, Icarian and Hammer Strength machines; group exercise and cycling studio(s); Cardio-Theater entertainment systems; locker rooms, including shower facilities, towel service, other amenities such as saunas and steamrooms; and a small retail shop. Personal training services are offered at all locations and massage is offered at most clubs, each at an additional charge. Additional services and facilities such as physical therapy programs, child care, wellness clinics, swimming pools, tennis courts, racquetball courts, squash courts, basketball courts and climbing walls are available in certain locations.

    CAPITAL INVESTMENT: The initial development of a new club typically costs between $110 and $130 per square foot. This includes all hard and soft construction costs, fitness equipment and furniture and fixtures. In general, approximately 65% of the costs are for construction, 25% for fitness equipment, furniture and fixtures, and the remainder for miscellaneous costs.

MARKETING

    Our marketing campaign is directed by our in-house media department which is headed by the Chief Operating Officer. This team develops advertising strategies to convey each of our regionally branded networks as the premier network of fitness clubs in that region. Advertisements are designed to highlight the consistent quality and high value-to-price ratio we believe we provide through a combination of our membership programs, club facilities and personnel. The media team's goal is to achieve broad awareness of our regional brand names primarily through newspaper, billboard, radio, television and direct mail advertising. We believe that our clustering of clubs creates economies of scale in our marketing and advertising strategy that increase the efficiency and effectiveness of these campaigns.

    Advertisements generally feature creative slogans that communicate the serious approach we take toward fitness in a provocative and/or humorous tone, rather than pictures of our clubs or members exercising. Promotional marketing campaigns will typically feature opportunities to participate in value-added services such as personal training for a limited time at a discount to the standard rate. We will also offer reduced initiation fees to encourage enrollment. Additionally, we frequently sponsor member referral incentive programs. Approximately one-third of our new members cite a referral from an existing member as a reason for joining. Such incentive programs include a free month of membership, personal training sessions, sports equipment such as a free gym bag or a gift certificate for other in-club purchases.

    We also engage in public relations and special events to promote our image in the local communities. We believe that these public relations efforts enhance our image and the image of our local brand names in the communities in which we operate. We also seek to build our community image through co-operative advertising campaigns with local sporting goods retailers.

    We maintain the following internet web sites: www.nysc.com, www.bostonsportsclubs.com, www.philadelphiasportsclubs.com, www.washingtonsports.com and www.tsag.com that provide information about club locations, program offerings and on-line promotions.

SALES

    Sales of new memberships are generally handled at the club level. We employ approximately 190 "in-club" full-time membership consultants who are responsible for new membership sales. Each club generally has two full-time and one part-time membership consultants. These consultants report both to the general manager of the club as well as to one of our seven area sales managers, who in turn report to our Vice President of Sales. Membership consultants' compensation consists of a base salary plus commission. Sales commissions range from $45.00 to $65.00 per new member enrolled. We provide additional incentive-based compensation in the form of bonuses contingent upon individual, club and company-wide enrollment goals. Membership consultants must successfully complete a three-month, in-house training program through which they learn our sales strategy. In making a sales presentation, membership consultants emphasize:

    (1) the proximity of our clubs to concentrated commercial and residential areas convenient to where target members live and work;

    (2) the lack of a long-term obligation on the part of the enrollee;

    (3) the price-value relationship of a Town Sports membership; and

    (4) access to value-added services.

All of our area sales managers have been promoted from within our company to their current positions. We believe that providing employees with opportunities for career advancement is essential to our ability to attract and retain qualified sales personnel. We also employ a full-time corporate sales manager whose sole responsibility is to solicit group memberships through senior level corporate contacts.

    We believe that clustering clubs allows us to sell memberships based upon the opportunity for members to utilize multiple club locations to differing degrees. We have streamlined our membership structure to simplify the sales process. In addition, the proprietary centralized computer software we utilize ensures consistency of pricing and controls enrollment processing at the club level. We offer three principal types of memberships:

        (1) The Passport Membership, priced from $65.00 to $79.00 per month, is our highest priced membership and entitles members to use any of our clubs at any time. This membership is held by approximately 50.0% of members.

        (2) The Gold Membership, priced from $39.00 to $73.00 per month based on the market area of enrollment, enables members to use a specific club, or a group of specific clubs, at any time and any of our clubs during off-peak times. This membership is held by over 48.8% of members.

        (3) The Off-Peak Membership, priced from $39.00 to $66.00 per month, is the least expensive membership, and allows members to use any Town Sports club only during off-peak times. This membership is held by approximately 1.2% of members.

    We believe the popularity of the Passport Membership results from the broader privileges and greater convenience this membership plan provides through the opportunity for members to access club facilities near to both their homes and offices. We also believe that the number of Passport Memberships will increase as a percentage of total memberships as we continue to build our clusters in the Washington, DC, Boston and Philadelphia regions. The Boston and Philadelphia regions, in particular, have not yet developed the critical mass to support substantial sales of Passport Memberships. Our clustering strategy also allows us to provide access to special facilities such as squash, tennis, basketball and racquetball courts and swimming pools through flagship locations strategically located in key target areas without offering such facilities in every location.

    In joining a club, a new member signs a membership agreement which obligates the member to pay a one-time initiation fee, averaging $102.00 over the last twelve months ended March 31, 1999 and monthly dues on an ongoing basis, averaging approximately $63.48 per month during that same period. Annually we raise our monthly dues by between 1% and 3%. Based upon detailed statistical studies of the membership base at our mature clubs, the average length of our memberships is approximately two years. Approximately 86% of our members pay their membership dues through EFT. Substantially all other monthly membership dues are paid in advance. Members that pay dues through EFT can generally cancel their memberships at any time upon 30 days notice. The membership agreement calls for monthly dues to be collected by EFT based on credit card or bank account debit authorization contained in the agreement. We believe that our EFT program of monthly dues collection provides a predictable and stable cash flow for us, eliminates the traditional accounts receivable function, and minimizes bad-debt write-offs while providing a significant competitive advantage in terms of the sales process, dues collection, working capital management and membership retention. During the first week of each month, we receive the EFT dues for that month by wire transfers initiated by our billing processor. Discrepancies and insufficient funds incidents are researched and resolved by an in-house staff. For the twelve months ended March 31, 1999, we experienced an average of uncollected EFT receivables of less than 1.0%.

    Our total EFT revenue has increased by $7.0 million per month from $2.4 million in May 1995 to over $9.4 million in May 1999. While we strongly encourage monthly EFT memberships, approximately 14.3% of our members, often corporate group members, purchase paid-in-full memberships for a one year term.

CLUB OPERATIONS

    We emphasize consistency and quality in all of our club operations, including:

    MANAGEMENT. We believe that our success is largely dependent on the selection and training of our staff and management. Our management structure is designed, therefore, to support the professional development of highly motivated managers who will execute our directives and support growth.

    Corporate departments are responsible for each area of club services, such as exercise classes, fitness programming, personal training, facility and equipment maintenance, housekeeping and laundry. This centralization allows local general managers at each club to focus on customer service, club staffing and providing a high quality exercise experience. General managers are responsible for the day-to-day management of each club, and directly report to area managers, who liaise with corporate staff ensuring consistent service at all locations.

    We provide performance-based incentives to our management. Senior management compensation, for example, is tied to overall company performance. Departmental directors, area managers and general managers have bonuses tied to financial and member retention targets for a particular club or group of clubs.

    PERSONAL TRAINING. All of our fitness clubs offer one-on-one personal training, which is sold by the single session or in multi-session packages, to assist our members with their daily workouts. Personal trainers are divided into three tiers: House Trainers, Professional Trainers and Master Trainers. House Trainers are stationed on a club's fitness floor to provide orientations to new members and to assist with the operation of equipment. House Trainers who exhibit superior skills receive a commission on personal training sessions. House Trainers become Professional Trainers once they have completed our company's advanced certification program. As a Professional Trainer, the employee is entitled to a higher commission on personal training. Finally, trainers, who have obtained national certification and have developed an established client base, are permitted to collect the highest commission and to move from club to club to service club members as a Master Trainer. We believe that our personal training programs provide valuable guidance to our members and a significant source of incremental revenue from value-added services for us.

    GROUP FITNESS. Our commitment to providing a quality workout experience to our members extends to the employment of program instructors, who teach aerobics, cycling, strength conditioning, boxing, yoga and step aerobics classes, among others. Our clustering strategy enables us to staff program instructors and professional personal trainers at more than one club. As a result, we can vary a given club's instructors, while providing instructors sufficient classes to effectively and economically treat these instructors as full-time employees. We offer our employees various benefits including: health, dental, disability and a 401(k) plan. We believe the availability of employee benefits provides us with a strategic advantage in attracting and retaining quality program instructors and professional personal trainers and that this strategic advantage in turn translates into a more consistent and higher quality workout experience for those members who utilize such services. All program instructors report to a centralized management structure, headed by the Director of Programming who is responsible for overseeing auditions and providing in-house training to keep instructors current in the latest training techniques and program offerings.

PROPRIETARY CENTRALIZED INFORMATION SYSTEMS.

    We have developed a proprietary system to track and analyze sales, leads, and membership statistics which, in conjunction with our other systems, allows us to track the frequency of member workouts, multi-club utilization, value-added services and demographic profiles by member, which enables us to develop targeted direct marketing programs and to modify our broadcast and print advertising to improve consumer response. These systems also assist us in evaluating staffing needs and program offerings. In addition, we rely on certain data gathered through our information systems to assist in the identification of new markets for clubs and site selection within those markets.

PROPRIETARY SOFTWARE AND INTELLECTUAL PROPERTY

    We use information technology in virtually every area of the business, including business development, sales and marketing, staffing and other operational systems. We have begun a multi-year information technology project through which we have implemented, among other things:

    (1) a multi-site online contracting system designed to control membership pricing and streamline the creation, processing and management of our sales contracts for new members;

    (2) a sales compensation system;

    (3) a system that automatically updates existing member records;

    (4) extensive club site development databases;

    (5) a class exercise scheduling and payroll system; and

    (6) a personal training revenue tracking and payroll system, as part of a larger fitness programming project.

Other elements of this project will include the development and implementation of:

    (1) a computerized photo and card-swipe system for member check-in; and

    (2) a kiosk system to be deployed throughout our network, which will provide a range of information and content centered around fitness and services provided.

We believe that our information management systems, which are proprietary in many respects, produce a substantial competitive advantage.

    We have registered, and are in the process of registering, various trademarks and service marks with the U.S. Patent and Trademark Office, including NEW YORK SPORTS CLUBS, WASHINGTON SPORTS CLUBS, BOSTON SPORTS CLUBS, PHILADELPHIA SPORTS CLUBS, TSI and TOWN SPORTS INTERNATIONAL, INC.

COMPETITION

    We are one of the largest fitness club operators in the country and the largest in the New York Tri-State area as measured by number of clubs. We believe our clustering strategy results in our strong position in the New York and Washington, DC markets. Our clubs compete with numerous regional and local club operators, as well as with physical fitness and recreational facilities established by government and businesses for our employees, amenity and condominium clubs, the YMCA and similar organization and to a certain extent, racquet clubs and tennis and other athletic clubs, weight reducing salons, and the home-use fitness equipment industry. Neither of the two largest fitness club operators in the United States, Bally Total Fitness and Fitness Holdings, have a significant presence in our targeted market segments.

    We believe that our market leadership, experience and operating efficiencies enable us to provide the member with a superior product in terms of convenience, quality and affordability. We believe that there are significant barriers to entry in our urban markets, including restrictive zoning laws, lengthy permit processes and a shortage of appropriate real estate, which could discourage any large competitor from attempting to open a chain of clubs in these markets. However, such a competitor could enter these markets more easily through acquisitions.

EMPLOYEES

    At March 31, 1999, we had over 3,800 employees, of which approximately 1,300 were employed full-time. Approximately 195 employees were corporate personnel working in the Manhattan or the Washington, DC offices. We are not a party to any collective bargaining agreement with our employees. We have never experienced any significant labor shortages nor had any difficulty in obtaining adequate replacements for departing employees and considers our relations with our employees to be good. We believe that we offer our employees benefits, including health, dental, disability and a 401(k) plan, that are superior to those generally offered by our competitors.

GOVERNMENT REGULATION

    Our operations and business practices are subject to regulation at the federal, state and, in some cases, local levels. State and local consumer protection laws and regulations govern our advertising, sales and other trade practices.

    Statutes and regulations affecting the fitness industry have been enacted in states in which we conduct business; many other states into which we may expand have adopted or likely will adopt similar legislation. Typically, these statutes and regulations prescribe certain forms and provisions of membership contracts, afford members the right to cancel the contract within a specified time period after signing, require an escrow of funds received from pre-opening sales or the posting of a bond or proof of financial responsibility, and may establish maximum prices for membership contracts and limitations on the term of contracts. In addition, we are subject to numerous other types of federal and state regulations governing the sale of memberships. These laws and regulations are subject to varying interpretations by a number of state and federal enforcement agencies and the courts. We maintain internal review procedures in order to comply with these requirements, and believe that our activities are in substantial compliance with all applicable statutes, rules and decisions.

    Under so-called state "cooling-off" statutes, a member has the right to cancel his or her membership for a period of three to ten days, depending on the applicable state law, and, in such event, is entitled to a refund of any initiation fee paid. In addition, our membership contracts provide that a member may cancel his or her membership at any time for medical reasons or relocation a certain distance from our nearest club. The specific procedures for cancellation in these circumstances vary due to differing state laws. In each instance, the canceling member is entitled to a refund of prepaid amounts only. Furthermore, where permitted by law, a cancellation fee is due to us upon cancellation and we may offset such amount against any refunds owed.

PROPERTIES AND FACILITIES

                                                                                                    DATE OPENED OR
                                                                                                      MANAGEMENT
           LOCATION                                   ADDRESS                                           ASSUMED
           -----------------------------------------  -----------------------------------------  ---------------------
NEW YORK SPORTS CLUBS:
       1.  Manhattan                                  404 Fifth Avenue                           January 1974
       2.  Manhattan                                  151 East 86th Street                       January 1977
       3.  Manhattan                                  61 West 62nd Street                        July 1983
       4.  Manhattan                                  614 Second Avenue                          July 1986
       5.  Manhattan                                  380 Madison Avenue                         January 1990
       6.  Manhattan                                  151 Reade Street                           January 1990
       7.  Manhattan                                  1601 Broadway                              September 1991
       8.  Manhattan                                  50 West 34th Street                        August 1992
       9.  Manhattan                                  349 East 76th Street                       April 1994
      10.  Manhattan                                  248 West 80th Street                       May 1994
      11.  Manhattan                                  502 Park Avenue                            February 1995
      12.  Manhattan                                  117 Seventh Avenue South                   March 1995

                                                                                                    DATE OPENED OR
                                                                                                      MANAGEMENT
           LOCATION                                   ADDRESS                                           ASSUMED
           -----------------------------------------  -----------------------------------------  ---------------------
      13.  Manhattan                                  303 Park Avenue South                      December 1995
      14.  Manhattan                                  30 Wall Street                             May 1996
      15.  Manhattan                                  1635 Third Avenue                          October 1996
      16.  Manhattan                                  575 Lexington Avenue                       November 1996
      17.  Manhattan                                  278 Eighth Avenue                          December 1996
      18.  Manhattan                                  200 Madison Avenue                         February 1997
      19.  Manhattan                                  131 East 31st Street                       February 1997
      20.  Manhattan                                  2162 Broadway                              November 1997
      21.  Manhattan                                  633 Third Avenue                           April 1998
      22.  Manhattan                                  1657 Broadway                              July 1998
      23.  Manhattan                                  217 Broadway                               March 1999
      24.  Manhattan                                  23 West 73rd Street                        April 1999
      25.  Manhattan                                  34 West 14th Street                        July 1999
      26.  Manhattan                                  503-511 Broadway                           July 1999
      27.  Manhattan+                                 West 38th Street                           Opening 1999
      28.  Manhattan*                                 300 West 125th Street                      Opening 1999
      29.  Manhattan*                                 Battery Park City                          Opening 2000

      30.  Brooklyn,NY                                110 Boerum Place                           October 1985
      31.  Brooklyn, NY                               1736 Shore Parkway                         June 1998
      32.  Queens, NY                                 69-33 Austin Street, Forest Hills          April 1997
      33.  Queens, NY                                 153-67 A Cross Island Parkway              June 1998
      34.  Staten Island, NY                          300 West Service Road                      June 1998
      35.  Great Neck, NY                             15 Barstow Road                            July 1989
      36.  Scarsdale, NY                              696 White Plains Road                      October 1995
      37.  Mamaroneck, NY                             124 Palmer Avenue                          January 1997
      38.  White Plains, NY                           1 North Broadway                           September 1997
      39.  Croton-on-Hudson, NY                       420 South Riverside Drive                  January 1998
      40.  Nanuet, NY                                 58 Demarest Mill Road                      May 1998
      41.  Larchmont, NY                              15 Madison Avenue                          December 1998
      42.  Commack, NY                                6136 Jericho Turnpike                      January 1999
      43.  East Meadow, NY                            625 Merrick Avenue                         January 1999
      44.  Oceanside, NY                              2909 Lincoln Avenue                        May 1999
      45.  Syossett, NY*                              49 Ira Road                                Opening 2000

      46.  Stamford, CT                               6 Landmark Square                          December 1997
      47.  Stamford, CT                               106 Commerce Road                          January 1998
      48.  Danbury, CT                                38 Mill Plain Road                         January 1998
      49.  Stamford, CT                               1063 Hope Street                           November 1998
      50.  Norwalk, CT                                250 Westport Avenue                        March 1999
      51.  Greenwich, CT                              6 Liberty Street                           May 1999

      52.  East Brunswick, NJ                         8 Cornwall Court                           January 1990
      53.  Princeton, NJ                              301 North Harrison Street                  May 1997
      54.  Freehold, NJ                               200 Daniels Way                            April 1998
      55.  Matawan, NJ                                163 Route 34                               April 1998
      56.  Old Bridge, NJ                             Gaub Road and Route 516                    April 1998
      57.  Marlboro, NJ                               34 Route 9 North                           April 1998
      58.  Fort Lee, NJ                               1355 15th Street                           June 1998
      59.  Ramsey, NJ                                 1100 Route 17 North                        June, 1998
      60.  Mahwah, NJ                                 7 Leighton Place                           June 1998
      61.  Parsippany, NJ                             2651 Route 10                              August 1998
      62.  Springfield, NJ                            215 Morris Avenue                          August 1998

                                                                                                    DATE OPENED OR
                                                                                                      MANAGEMENT
           LOCATION                                   ADDRESS                                           ASSUMED
           -----------------------------------------  -----------------------------------------  ---------------------
      63.  Colonia, NJ                                1250 Route 27                              August 1998
      64.  Franklin Park, NJ                          3911 Route 27                              August 1998
      65.  Plainsboro, NJ                             10 Schalks Crossing                        August 1998
      66.  Somerset, NJ                               120 Cedar Grove Lane                       August 1998
      67.  Hoboken, NJ                                221 Washington Street                      October 1998
      68.  West Caldwell, NJ                          Essex Mall, Bloomfield Avenue              March 1999

WASHINGTON SPORTS CLUBS:
      69.  Washington, DC                             214 D Street, S.E.                         January 1980
      70.  Washington, DC                             1835 Connecticut Avenue, N.W.              January 1990
      71.  Washington, DC                             1990 M Street, N.W.                        February 1993
      72.  Washington, DC                             2251 Wisconsin Avenue, N.W.                May 1994

      73.  Bethesda, MD                               4903 Elm Street                            May 1994
      74.  North Bethesda, MD                         10400 Old Georgetown Road                  June 1998
      75.  Germantown, MD                             12623 Wisteria Drive                       July 1998

      76.  Centreville, VA                            Old Centreville Crossing                   December 1997
      77.  Alexandria, VA                             3654 King Street                           May 1999
      78.  Fairfax, VA+                               Lee Highway                                Opening 1999
      79.  Sterling, VA+                              Dranesville Road                           Opening 1999

BOSTON SPORTS CLUBS:
      80.  Boston, MA                                 561 Boylston Street                        November 1991
      81.  Allston, MA                                15 Gorham Street                           July 1997
      82.  Boston, MA                                 1 Bulfinch Place                           August 1998
      83.  Framingham, MA                             Sherwood Plaza, 124 Worcester Rd           September 1998
      84.  Weymouth, MA                               553 Washington Street                      May 1999
      85.  Boston, MA*                                201 Brookline Avenue                       Opening 2000

PHILADELPHIA SPORTS CLUBS:
      86.  Philadelphia, PA                           220 South 5th Street                       January 1999
      87.  Philadelphia, PA                           2000 Hamilton Street                       July 1999
      88.  Cherry Hill, NJ*                           Marlton Pike                               Opening 2000

SWISS SPORTS CLUBS:
      89.  Basel, Switzerland                         St. Johanns-Vorstadt 41                    August 1987
      90.  Zurich, Switzerland                        Glarnischstrasse 35                        August 1987

------------------------

+  Under construction, club in "pre-sales."

*   Signed leases for greenfield club development.

    We own the 151 East 86th Street location, which houses our club and a retail tenant that generated approximately $500,000 of rental income for us during fiscal 1998. All other clubs occupy leased space pursuant to long-term leases, generally 15 to 25 years, including options. In the next five years, ending December 31, 2004, only two of our club leases will expire without any renewal option.

    We lease approximately 35,000 square feet of office space in New York City, and 3,000 square feet of office space in Washington, DC, for administrative, accounting and general corporate purposes. We also lease warehouse and commercial space in Long Island City, New York, for storage purposes and for the operation of a centralized laundry facility for certain New York clubs.

    As of March 31, 1999, 70 existing clubs were wholly-owned by us and four were managed and/or partly-owned by us. We control the managed clubs, where we act as either general partner or managing agent. These clubs are operated in the same manner as wholly owned clubs, subject to certain rights held by our partners or the club owners, according to the applicable partnership or management agreements. As partner or manager, we receive a share of club cash flow, which varies from club to club, but is typically 40.0%. These amounts appear on our operating statements as "Management fees and other". However, the gross revenue generated by the managed clubs, approximately $7.5 million per year, is not reflected in the financial statements, because the managed clubs are not consolidated. We acquired two managed clubs during fiscal 1995 and three managed clubs during fiscal 1998 which were originally party to management agreements with us. In the future, we may seek to acquire managed clubs, if such opportunities arise.

LEGAL PROCEEDINGS

    We are a party to various lawsuits arising in the normal course of business. We believe that the ultimate outcome of these matters will not have a material adverse effect on our business, results of operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth the names, ages as of May 26, 1999, and a brief account of the business experience of each person who is a director or executive officer of Town Sports.

NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Mark Smith...........................................          40   Chief Executive Officer and Director
Robert Giardina......................................          41   President and Chief Operating Officer
Alexander Alimanestianu..............................          40   Executive Vice President, Development
Richard Pyle.........................................          40   Executive Vice President and Chief Financial Officer
Deborah Smith........................................          39   Senior Vice President, Operations
Leslie Kimerling.....................................          37   Senior Vice President, Information Management and
                                                                    Planning
Keith Alessi.........................................          43   Director
Paul Arnold..........................................          52   Director
Bruce Bruckmann......................................          45   Director
Stephen Edwards......................................          36   Director
Jason M. Fish........................................          41   Director

    MARK SMITH joined us in 1985 and was appointed our Chief Executive Officer in 1995. Prior to this appointment, he held the position of Executive Vice President of Development and International Operations. Mr. Smith has also served as a director of Town Sports since September 1995. Mr. Smith has had primary responsibility for the development and/or acquisition of clubs since 1990, as well as responsibility for Town Sports Managed Clubs in Switzerland. Before joining us, Mr. Smith was a chartered accountant with Coopers & Lybrand in New York City, London and New Zealand, and a professional squash player.

    ROBERT GIARDINA has served as our President and Chief Operating Officer since 1992. Mr. Giardina joined us in 1981 after six years of employment with other fitness club companies. With over 20 years of experience in the club industry, Mr. Giardina has expertise in virtually every aspect of facility management and club operations. In addition to operations, Mr. Giardina has primary responsibility for sales and marketing.

    ALEXANDER ALIMANESTIANU joined us in 1990, and became Executive Vice President, Development in 1995. From 1990 to 1995, Mr. Alimanestianu served as Vice President and Senior Vice President. Before joining us, he worked as a corporate attorney for six years with one of our outside law firms. Mr. Alimanestianu has been involved in the development or acquisition of over 50 of our clubs.

    RICHARD PYLE joined us in 1987 and has been chiefly responsible for our financial matters since that time, as a Vice President in 1988, Senior Vice President and Chief Financial Officer in 1992 and Executive Vice President in 1995, successively. Before joining us, Mr. Pyle worked in public accounting in the United States, Bermuda, Spain and in England specializing in the hospitality industry, and as the corporate controller for a British public company in the leisure industry. Mr. Pyle is a British chartered accountant.

    DEBORAH SMITH joined us in 1987, and served as a Vice President before her appointment as a Senior Vice President of Operations in 1995. Ms. Smith has been responsible for the startup and operation of our clubs in New York, Switzerland, Maryland and Washington, DC. She oversees club operations in all U.S. geographic areas.

    LESLIE KIMERLING joined us in 1994 and became a Senior Vice President in 1995 with responsibility for the development of Town Sports' information management and planning capabilities. Prior to joining us, Ms. Kimerling was a management consultant for four years.

    KEITH ALESSI has served as a director of Town Sports since April, 1997. Mr. Alessi is President, Chief Executive Officer and a director of Telespectrum Worldwide, Inc., a position he has held since March 1998. From May 1996 to March 1998, Mr. Alessi served as Chairman, President and Chief Executive Officer of Jackson Hewitt, Inc. Prior to that, Mr. Alessi held various positions with Farm Fresh, Inc. including Chief Financial Officer and President. Mr. Alessi is also a director of Cort Business Services, Inc. and WLR Foods.

    PAUL ARNOLD has served as a director of Town Sports since April, 1997. Mr. Arnold has served as President and Chief Executive Officer of Cort Business Services, Inc., a leading national supplier of high end rental furniture since 1992.

    BRUCE BRUCKMANN has served as a director of Town Sports since December, 1996. Since 1994, Mr. Bruckmann has served as a principal of BRS. From 1983 until 1994, Mr. Bruckmann served as an officer and subsequently a Managing Director of Citicorp Venture Capital, Ltd. ("CVC"). Mr. Bruckmann is currently a director of Mediq Inc., Penhall International, Inc., Jitney Jungle Stores of America, Inc., Mohawk Industries, Inc., AmeriSource Health Corporation, Chromcraft Revington Corporation, Cort Business Services, Inc., California Pizza Kitchen, Inc., Acapulco Restaurants, Inc., and Anvil Knitwear, Inc. and a director of several private companies.

    STEPHEN EDWARDS has served as a director of Town Sports since December, 1996. Since 1994, Mr. Edwards has served as a principal of BRS. From 1993 until 1994, Mr. Edwards served as an officer of CVC. From 1988 through 1991, he was an associate of CVC. Prior to joining CVC, Mr. Edwards worked with Citicorp/Citibank in various corporate finance positions. Mr. Edwards is currently a director of Anvil Knitwear, Inc. and a director of several private companies.

    JASON M. FISH has been a director of Town Sports since December, 1996. Mr. Fish has been a Managing Member of Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C., Farallon's two management entities, since April 1996. Mr. Fish was a General Partner of the Farallon investment partnerships and a Managing Director of Farallon Capital Management, L.L.C.'s predecessor, Farallon Capital Management, Inc., from 1990 to 1996. Mr. Fish is currently a director of Rubio's Restaurants, Inc. and Garden Burger, Inc.

                           SUMMARY COMPENSATION TABLE

EXECUTIVE COMPENSATION

    The following summarizes, for the periods indicated, the principal components of compensation for our Chief Executive Officer and the four highest compensated executive officers. The compensation set forth below fully reflects compensation for work performed on our behalf.

                                                              ANNUAL COMPENSATION
                                                   -----------------------------------------
                                                                             OTHER ANNUAL        LONG-TERM COMPENSATION
                                                     SALARY     BONUS(1)     COMPENSATION          AWARDS COMMON STOCK
NAME AND PRINCIPAL POSITION             PERIOD        ($)         ($)             ($)          UNDERLYING OPTIONS/SARS (#)
------------------------------------  -----------  ----------  ----------  -----------------  -----------------------------
Mark Smith, Chief Executive                 1998(2)    216,600    167,367             --                       --
  Officer...........................        1998(3)    360,500    330,000             --                       --
                                            1997(3)    350,000    176,000             --                    8,830
Robert Giardina, President and Chief        1998(2)    205,429    127,402             --                       --
  Operating Officer.................        1998(3)    341,906    250,000             --                       --
                                            1997(3)    331,948    118,000             --                    8,829
Richard Pyle, Executive Vice                1998(2)    112,596     97,143             --                       --
  President and Chief Financial             1998(3)    187,399    187,500             --                       --
  Officer...........................        1997(3)    181,941     85,000             --                    8,828
Alexander Alimanestianu, Executive          1998(2)    112,596     97,143             --                       --
  Vice President, Development.......        1998(3)    187,399    187,500             --                       --
                                            1997(3)    178,711     85,000             --                    8,828
Deborah Smith, Senior Vice                  1998(2)     90,539     64,539             --                       --
  President, Operations.............        1998(3)    141,100    125,000             --                      400
                                            1997(3)    136,990     63,475             --                    5,350

------------------------

(1) Includes annual bonus payments under our annual bonus plan for fiscal 1998 and 1997, and our estimates of annual pro-rated amounts for the seven month period ended December 31, 1998.

(2) Includes the seven months ended December 31, 1998.

(3) Includes the twelve month period ended May 31.

AGGREGATED OPTION/SAR EXERCISES DURING THE SEVEN MONTHS ENDED DECEMBER 31, 1998
  AND 1998 YEAR-END OPTION/SAR VALUES

    The following summarizes exercises of stock options granted in prior years by the named executive officers during the seven months ended December 31, 1998 as well as the number and value of all unexercised options held by the named executive officers as of December 31, 1998.

                                                                       EXERCISABLE/
                                                                       UNEXERCISABLE
                                                                  -----------------------     EXERCISABLE/UNEXERCISABLE
                                                                                           -------------------------------
                                            SHARES                 NUMBER OF SECURITIES
                                           ACQUIRED               OPTIONS/SARS AT FY-END    VALUE OF UNEXERCISED IN-THE-
                                              ON         VALUE              (#)                 MONEY OPTIONS/SARS AT
                                           EXERCISE    REALIZED   UNDERLYING UNEXERCISED            FY-END($)(1)
                                              (#)         ($)     -----------------------  -------------------------------
NAME                                        COMMON      COMMON       COMMON     PREFERRED       COMMON         PREFERRED
----------------------------------------  -----------  ---------  ------------  ---------  -----------------  ------------
Mark Smith..............................          --      --       3,532/5,298   42,812/0    187,196/280,794   1,418,793/0
Robert Giardina.........................          --      --       3,532/5,297   32,793/0    187,196/280,741   1,086,763/0
Richard Pyle............................          --      --       3,532/5,296   27,569/0    187,196/280,688     913,639/0
Alexander Alimanestianu.................          --      --       3,532/5,296   27,199/0    187,196/280,688     901,377/0
Deborah Smith...........................          --      --       2,220/3,530    9,530/0    116,260/181,490     315,825/0

------------------------

(1) Value realized is based upon the fair market value of the stock at the exercise date minus the exercise price. Fair market value was determined in good faith by the board of directors and was based upon the historical and projected financial performance of Town Sports.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the compensation committee are Bruce Bruckmann, Stephen Edwards and Mark Smith. Messrs. Bruckmann and Edwards are our non-employee directors.

MANAGEMENT EQUITY AGREEMENTS

    Simultaneously with the recapitalization, we entered into executive stock agreements with certain of our officers and other key employees. In accordance with the executive stock agreements, the executives each have purchased shares of common stock and/or shares of our series B preferred at a purchase price of $1.00 per share of common stock and $35.00 per share of series B preferred stock.

EQUITY INCENTIVE PLAN

    We intend to adopt the long-term equity incentive plan, designed to provide incentives to present and future executive, managerial, marketing, technical and other key employees, and consultants and advisors of our company and its subsidiaries as may be selected in the sole discretion of our board of directors. The equity incentive plan will provide for the granting to participants of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance units, performance grants and other types of awards that the compensation committee of the board deems to be consistent with the purposes of the equity incentive plan. An aggregate amount of shares of common stock, which amount represents approximately 5.0% of our authorized common stock, are reserved for issuance under the equity incentive plan. The equity incentive plan affords us latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.

    The compensation committee will have exclusive discretion to select the participants and to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the equity incentive plan. The equity incentive plan will terminate ten years from the date that is approved and adopted by our stockholders, unless extended for up to an additional five years by action of the board of directors. With limited exceptions, including termination of employment as a result of death, disability or retirement, or except as otherwise determined by the compensation committee, rights to these forms of contingent compensation will be forfeited if a recipient's employment or performance of services terminates within a specified period following the award. Generally, a participant's rights and interest under the equity incentive plan will not be transferable except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order.

    Options, which include nonqualified stock options and incentive stock options, are rights to purchase a specified number of shares of common stock at a price fixed by the compensation committee. The option price may be less than, equal to or greater than the fair market value of the underlying shares of common stock, but in no event shall the exercise price of an incentive stock option be less than the fair market value on the date of grant. Options generally will expire no later than ten years after the date on which they are granted. Options will become exercisable at such times and in such installments as the compensation committee shall determine. Payment of the option price must be made in full at the time of exercise in such form as the compensation committee may determine.

    The equity incentive plan will provide that an SAR may be granted alone, or in connection with the grant of an option, either at the time of grant of the related option or by amendment thereafter to an outstanding option. SARs granted in connection with options shall be exercisable only when, to the extent and on the condition that, any related option is exercisable. The exercise of an option shall result in an immediate forfeiture of any related SAR to the extent the option is exercised, and the exercise of an SAR shall cause an immediate forfeiture of any related option to the extent the SAR is exercised.

    Upon the exercise of stock appreciation rights, the participant shall be entitled to a distribution in an amount equal to the difference between the fair market value of a share of common stock on the date of exercise and the exercise price of the SAR or, in the case of SARs granted in tandem with options, any option to which the SAR is related, multiplied by the number of shares of common stock as to which the SAR is exercised. The compensation committee shall decide whether such distribution shall be in cash, in shares of common stock having a fair market value equal to such amount, in other securities having a fair market value equal to such amount or in a combination thereof.

    A restricted stock award will be an award of a given number of shares of common stock which are subject to a restriction against transfer and to a risk of forfeiture, during a period set by the compensation committee. During the restriction period, the participant generally will have the right to vote and receive dividends on the shares. Dividends received while under restriction will be treated as compensation.

    The equity incentive plan will provide that performance awards are those whose final value, if any, is determined by the degree to which specified performance objectives have been achieved during an award period set by the compensation committee, subject to such adjustments as the compensation committee may approve based on relevant factors. Performance objectives will be based on measures of company, unit or participant performance, or any combination of these and other factors, as the compensation committee may determine. The compensation committee will make such adjustments in the computation of any performance measure as it deems appropriate. The compensation committee shall determine the portion of each performance award that has been earned by a participant on the basis of our performance over the performance cycle in relation to the performance goals for such cycle. The earned portion of a performance award may be paid out in shares of common stock, cash, our other securities or any combination thereof, as the compensation committee may determine.

    The equity incentive plan will also provide that, upon our liquidation or dissolution, all outstanding awards under the equity incentive plan shall terminate immediately prior to the consummation of such liquidation or dissolution, unless otherwise provided by the compensation committee. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of Town Sports, the compensation committee shall make such adjustment as it deems appropriate in the number and kind of shares or other property reserved for issuance under the equity incentive plan, in the number and kind of shares or other property covered by grants previously made under the equity incentive plan, and in the exercise price of outstanding options and SARs. In the event of any merger, consolidation or other reorganization in which we are not the surviving or continuing entity or in which a change in control is to occur, all of our obligations regarding options, SARs performance awards, and restricted stock that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the committee prior to such event, be assumed by the surviving or continuing entity or canceled in exchange for property, including cash.

COMPANY BENEFIT PLANS

    In April 1996, we implemented a 401(k) salary deferral plan which is available to eligible employees, as defined in the plan. The 401(k) Plan provides for us to make discretionary contributions. We, however, elected not to make contributions for the seven months ended December 31, 1998 and fiscal 1998, 1997 or 1996.

                    SECURITY OWNERSHIP AND BENEFICIAL OWNERS

    The following table sets forth as of December 31, 1998 material information with respect to the beneficial ownership of the common stock and preferred stock by: (1) each person or entity who owns of record or beneficially more than 5% or more of any class of our voting securities; (2) each of our named executive officers and directors; and (3) all of our directors and named executive officers as a group.

                                  COMMON STOCK           PERCENTAGE          REDEEMABLE        SERIES A        SERIES B
                                  BENEFICIALLY            OF COMMON            SENIOR         PREFERRED       PREFERRED
NAME:                               OWNED(1)        STOCK OUTSTANDING(1)   PREFERRED STOCK      STOCK           STOCK
----------------------------  --------------------  ---------------------  ---------------  --------------  --------------
BRS (2)
  126 East 56th Street, 29th
  Floor
  New York, New York 10022..           504,456                38.60%                 --          104,330              --
The Farallon Entities (3)
  One Maritime Plaza, Suite
  1325
  San Francisco, California
  94111.....................           270,091                20.70%             20,000           41,045              --
The Canterbury Entities(4)
  600 Fifth Avenue, 23rd
  Floor
  New York, New York 10020..           139,437                10.70%             15,000               --              --
Rosewood Capital LP (5)
  One Maritime Plaza, Suite
  1330
  San Francisco, California
  94111.....................            17,908                 1.40%              5,000               --              --

EXECUTIVE OFFICERS AND
  DIRECTORS:
Mark Smith (6)..............            56,432                 4.30%                 --               --          42,812
Robert Giardina (6).........            44,052                 3.40%                 --               --          32,793
Richard Pyle (6)............            37,597                 2.90%                 --               --          27,569
Alexander Alimanestianu
  (6).......................            37,140                 2.80%                 --               --          27,199
Deborah Smith (6)...........            14,946                 1.10%                 --               --          10,080
Bruce C. Bruckmann (7)......           517,642                39.60%                 --          107,057              --
Stehpen Edwards (8).........           504,456                38.60%                 --          104,330              --
Jason Fish (9)..............           270,091                20.70%             20,000           41,045              --
Paul Arnold.................                 *                    *                  --              591              --
Keith Alessi................                 *                    *                  --              591              --

EXECUTIVE OFFICERS AND
  DIRECTORS AS A GROUP:

10 Persons (10).............           983,614                75.30%             20,000          149,284         140,453

------------------------------

*   Represents less than 1%.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 15, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2) Excludes shares held individually by Mr. Bruckmann and other individuals and affiliates and family members thereof, each of whom are employed by BRS.

(3) Includes shares held by each of Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P. and R.R. Capital Partners, L.P. (the "Farallon Entities"). Farallon Partners, L.L.C. is the general partner of each of the Farallon Entities. Farallon Partners, L.L.C. disclaims beneficial ownership of such shares. Also includes warrants to purchase 71,360 shares of common stock with an exercise price of $.01 per share and an expiration date of November 30, 2008.

(4) Includes shares and warrants held by Canterbury Mezzanine Capital, LP and Canterbury Detroit Partners, LP (the "Canterbury Entities"). Also includes a warrant to purchase 75,714 shares of common stock with an exercise price of $.01 per share and an expiration date of December 10, 2006 and warrants to purchase 53,723 shares of common stock with an exercise price of $.01 and an expiration date of November 15, 2008.

(5) Includes warrants to purchase 17,908 shares of common stock with an exercise price of $.01 per share and an expiration date of November 30, 2008.

(6) Includes options to acquire, exercisable within 60 days, common stock, and Series B preferred stock options, exercisable within 60 days, pursuant to the old option plan and the preferred option plan, respectively. Messrs. Smith, Giardina, Pyle, Alimanestianu and Ms. Smith each hold such options on 8,830, 8,829, 8,828, 8,828 and 5,430 shares of common stock, respectively. All shares of series B preferred stock beneficially owned by such persons are in the form of series B options, except with respect to Ms. Smith only, 9,530 shares are in the form of series B options. The address for each of these named executive officers is the same as the address of our principal executive offices.

(7) Includes 504,456 shares held by BRS, and approximately 2,276 shares held by certain other family members of Mr. Bruckmann. Mr. Bruckmann disclaims beneficial ownership of such shares held by BRS.

(8) Includes shares held by BRS. Mr. Edwards disclaims beneficial ownership of such shares.

(9) Includes shares held by each of the Farallon Entities. Mr. Fish is a managing member of Farallon Partners, L.L.C., which is the general partner of each of the Farallon Entities. Mr. Fish disclaims beneficial ownership of such shares.

(10) Includes (1) shares held by BRS, which may be deemed to be owned beneficially by Messrs. Bruckmann and Edwards, and (2) shares held by the Farallon Entities, which may be deemed to be owned beneficially by Mr. Fish. Excluding the shares beneficially owned by BRS and the Farallon Entities, the directors and named executive offices as a group beneficially own (1) 209,067 shares of common stock, which represents approximately 16.0% of the common stock on a fully diluted basis, (2) no shares of redeemable senior preferred stock, (3) 3,909 shares of series A preferred stock, and (4) 140,453 shares of series B preferred stock.

                     RELATIONSHIPS AND RELATED TRANSACTIONS

THE RECAPITALIZATION

    In December 1996, we consummated a recapitalization pursuant to which, among other things:

    - all shares of our preferred stock outstanding prior to the recapitalization were redeemed or converted into shares of our then authorized common stock;

    - all shares of old common stock, other than shares held by several members of our management team, were exchanged for cash; and

    - BRS and the Farallon Entities acquired shares of our common stock and series A preferred stock, representing approximately 73.0% of our voting equity interests on a fully-diluted basis. In addition, members of our management acquired shares of our common stock and series B preferred stock representing approximately 27.0% of our voting equity interests on a fully-diluted basis. In addition, pursuant to the recapitalization, we instituted the old option plan and the preferred option plan, which granted certain members of our management options to acquire our common stock and series B options, respectively.

REDEEMABLE SENIOR PREFERRED STOCK

    In November 1998, we issued 40,000 shares of redeemable senior preferred stock. After the payment of fees and expenses of approximately $400,000 we received net proceeds of approximately $39.6 million. The senior stock is redeemable in November 2008 and may, at the option of the holder, be converted into common stock upon an initial registered public offering of our common stock.

REGISTRATION RIGHTS AGREEMENT

    In connection with the recapitalization, we, BRS, the Farallon Entities, Canterbury Mezzanine Capital, L.P. ("CMC"), certain members of management and other shareholders of our company entered into a registration rights agreement, dated December 10, 1996, as amended on November 13, 1998, in connection with the issuance of senior preferred stock. Pursuant to the terms of the registration rights agreement, BRS, the Farallon Entities and CMC have the right to require us, at our expense and subject to certain limitations, to register under the Securities Act all or part of the shares of common stock held by them. BRS is entitled to demand up to three long-form registrations at any time and unlimited short-form registrations. Farallon is entitled to demand one long-form registration, but only one year after we have consummated an initial registered public offering of our common stock, and up to three short-form registrations. CMC is entitled to demand up to two short-form registrations.

    All holders of registrable securities are entitled to an unlimited number of "piggyback" registrations, with us paying all expenses of the offering, whenever we propose to register our common stock under the Securities Act. Each such holder is subject to certain pro rata limitations on its ability to participate in such a "piggyback" registration. In addition, pursuant to the registration rights agreement, we have agreed to indemnify all holders of registrable securities against certain liabilities, including certain liabilities under the Securities Act.

PROFESSIONAL SERVICES AGREEMENT AND TRANSACTION FEES

    In connection with the recapitalization, Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS Co."), an affiliate of BRS, and we entered into a professional services agreement, whereby BRS Co. agreed to provide certain advisory and consulting services to us. In exchange for such services, BRS Co. receives an annual fee of $250,000 per calendar year while they own at least 20.0% of our outstanding common stock. We also paid BRS Co. and the Farallon Entities transaction fees of $584,000 and $216,000, respectively, for investment banking advisory services rendered to us in connection with the recapitalization. We also paid the Farallon Entities transaction fees of $33,000 for investment banking advisory services rendered to us in connection with our offering of the senior stock.

                       DESCRIPTION OF THE CREDIT FACILITY

    The following is a summary description of the principal terms of the credit facility and is subject to, and qualified in its entirety by reference to, the credit facility, copies of which are available from us upon request. The credit facility allows for maximum borrowings of $25.0 million. As of March 31, 1999, we had approximately $23.0 million available under the credit facility.

    STRUCTURE. The credit facility provides for, subject to terms and conditions, a $25.0 million revolving credit facility. The credit facility has a final scheduled maturity date of October 15, 2002 and does not require scheduled interim reductions. The credit facility requires us, under certain circumstances, to make mandatory prepayments and commitment reductions. In addition, we may make optional prepayments and commitment reductions pursuant to the terms of the credit facility.

    SECURITY. The credit facility is collateralized by a pledge of all the capital stock of our subsidiaries and a first priority security interest in certain of our property including receivables, equipment, owned real estate, inventory, trademark and copyrights.

    INTEREST RATES. Borrowings under the credit facility accrue interest at either the Alternate Base Rate, as defined therein, plus 1.5% or a rate equal to the Eurodollar borrowing rate plus 2.5% at our option.

    COVENANTS. The credit facility contains covenants that, among other things, restrict our and our subsidiaries, ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in recapitalizations or consolidations, or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the credit facility requires us to comply with certain financial ratios and coverage tests.

    EVENTS OF DEFAULT. The credit facility also includes customary events of default. The occurrence of any such events of default could result in acceleration of our obligations under the credit facility and foreclosure on the collateral securing such obligations, which could have a material adverse effect on our business.

                       DESCRIPTION OF THE EXCHANGE NOTES

GENERAL

    The notes were issued under an indenture, dated as of October 16, 1997, between us and United States Trust Company of New York, as trustee. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended, and to all of the provisions of the indenture, including the definitions of certain terms therein and those terms made a part of the indenture by reference to the TIA as in effect on the date of the indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions."

    We will issue the notes in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the trustee will act as paying agent and registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the trustee's corporate trust office. We may change any paying agent and registrar without notice to holders of the notes. We will pay principal, and premium, if any, on the notes at the trustee's corporate office in New York, New York. At our option, interest may be paid at the trustee's corporate trust office or by check mailed to the registered address of holders. Any notes that remain outstanding after the completion of the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the indenture.

PRINCIPAL, MATURITY AND INTEREST

    The notes are unsecured senior obligations of our company and are limited in aggregate principal amount to $125,000,000, of which $30,000,000 will be issued in this offering. Notes in the aggregate principal amount of $85,000,000 were previously issued under the indenture. The notes and the outstanding notes will be considered collectively to be a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, as described below. Unless and until the notes are registered under the Securities Act, however, the notes will not trade interchangeably with the outstanding notes in the secondary market. The notes will mature on October 15, 2004. Interest on the notes will accrue at the rate of 9 3/4% per annum and will be payable semiannually in cash on each April 15 and October 15 to the persons who are registered holders at the close of business on the April 1 and October 1 immediately preceding the applicable interest payment date. Interest on the notes being issued in this offering will first be payable on October 15, 1999. Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

    The notes will not be entitled to the benefit of any mandatory sinking fund.

REDEMPTION

    OPTIONAL REDEMPTION. The notes are redeemable, at our option, in whole at any time or in part from time to time, on and after October 15, 2001, upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on October 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon, if any, to the date of redemption:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
2001..............................................................................     104.875%
2002..............................................................................     102.438%
2003 and thereafter...............................................................     100.000%

    OPTIONAL REDEMPTION UPON PUBLIC EQUITY OFFERINGS. At any time, or from time to time, on or prior to October 15, 2000, we may, at our option, use the net cash proceeds of one or more Public Equity Offerings, as defined below, to redeem up to 35% of the notes issued under the indenture at a redemption price equal to 109.750% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of redemption; PROVIDED that:

(1) at least 65% of the principal amount of notes issued under the indenture remains outstanding immediately after any such redemption; and

(2) we shall make such redemption not more than 120 days after the consummation of any such Public Equity Offering.

    As used in the preceding paragraph, "Public Equity Offering" means an underwritten public offering of our Qualified Capital Stock pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

    At any time on or prior to October 15, 2002, the notes may also be redeemed as a whole but not in part at our option upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days' prior notice (but in no event more than 90 days after the occurrence of such Change of Control) mailed by first-class mail to each holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption (the "Redemption Date"), subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

    "Applicable Premium" means, with respect to a note at any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such note; and

(2) the excess of

    (a) the present value at such time of:

       (x) the redemption price of such note at October 15, 2002, as described under "--Optional Redemption", plus

       (y) all required interest payments, excluding accrued but unpaid interest, due on such Note through October 15, 2002, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over

    (b) the principal amount of such note.

    "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the Redemption Date to October 15, 2002, PROVIDED, HOWEVER, that if the period from the Redemption Date to October 15, 2002 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation, calculated to the nearest one-twelfth of a year, from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to October 15, 2002 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

SELECTION AND NOTICE OF REDEMPTION

    In the event that less than all of the notes are to be redeemed at any time, selection of such notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which such notes are listed or, if such notes are not then listed on a national securities exchange, on a PRO RATA basis, by lot or by such method as the trustee shall deem fair and appropriate; PROVIDED, HOWEVER:

(1) that no notes of a principal amount of $1,000 or less shall be redeemed in part; and

(2) that if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the notes or portions thereof for redemption shall be made by the trustee only on a PRO RATA basis or on as nearly a PRO RATA basis as is practicable, subject to DTC procedures, unless such method is otherwise prohibited.

Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as we have deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the indenture.

CHANGE OF CONTROL

    The indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require that we purchase all or a portion of such holder's notes pursuant to the offer described below, the "Change of Control Offer", at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

    Within 30 days following the date upon which the Change of Control occurred, we must send, by first class mail, a notice to each holder, with a copy to the trustee, which notice shall govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 45 days from the date such notice is mailed, other than as may be required by law, the "Change of Control Payment Date". Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

    If a Change of Control Offer is made, there can be no assurance that we will have available funds sufficient to pay the Change of Control purchase price for all the notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event we are required to purchase outstanding Notes pursuant to a Change of Control Offer, we expect that we would seek third party financing to the extent we do not have available funds to meet our purchase obligations. However, there can be no assurance that we would be able to obtain such financing.

    Neither our board of directors nor the trustee may waive the covenant relating to a holder's right to redemption upon a Change of Control. Restrictions in the indenture described herein on our ability and the ability of our Restricted Subsidiaries to incur additional Indebtedness, to grant liens on our property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of our company, whether favored or opposed by our management. Consummation of any such transaction in certain circumstances may require redemption or repurchase of the notes, and there can be no assurance that we or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of our company or any of our subsidiaries by our management. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the holders of notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the indenture, we shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the indenture by virtue thereof.

CERTAIN COVENANTS

    The indenture contains, among others, the following covenants:

    LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS. We will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of, collectively "incur", any Indebtedness, other than Permitted Indebtedness; PROVIDED, HOWEVER, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, we may incur Indebtedness, including, without limitation, Acquired Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, our Consolidated Fixed Charge Coverage Ratio is greater than 2.00 to 1.00.

    We will not, directly or indirectly, in any event incur any Indebtedness which by its terms, or by the terms of any agreement governing such Indebtedness, is subordinated to any of our other Indebtedness unless such Indebtedness is also by its terms, or by the terms of any agreement governing such Indebtedness made expressly subordinate to the notes to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any of our other Indebtedness.

    LIMITATION ON RESTRICTED PAYMENTS. We will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly:

    (1) declare or pay any dividend or make any distribution, other than dividends or distributions payable in our Qualified Capital Stock on or in respect of shares of our Capital Stock to holders of such Capital Stock,

    (2) purchase, redeem or otherwise acquire or retire for value any of our Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock,

    (3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to:

       (a) any scheduled maturity,

       (b) scheduled or mandatory repayment or

       (c) scheduled sinking fund payment, any of our Indebtedness or of our Subsidiaries that is subordinate or junior in right of payment to the Notes; or

    (4) make any Investment, other than Permitted Investments. Each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a "Restricted Payment";

if at the time of such Restricted Payment or immediately after giving effect thereto:

    (1) a Default or an Event of Default shall have occurred and be continuing;
       or

    (2) we are not able to incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness, in compliance with the covenant described under "--Limitation on Incurrence of Additional Indebtedness"; or

    (3) the aggregate amount of Restricted Payments, including such proposed Restricted Payment made subsequent to the Issue Date, I.E. October 16, 1997, (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by our Board of Directors) will exceed the sum of, without duplication:

       (a) 50% of our cumulative Consolidated Net Income, or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss earned subsequent to the Issue Date and on or prior to the date the Restricted Payment occurs (the "Reference Date"), treating such period as a single accounting period, plus

       (b) 100% of the aggregate net cash proceeds received by us from any Person, other than any of our subsidiaries from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of our Qualified Capital Stock, plus

       (c) without duplication of any amounts included in clause (3)(b) above, 100% of the aggregate net cash proceeds of any equity contribution received by us from a holder of our Capital Stock, plus

       (d) an amount equal to the sum of

           (x) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances or other transfers of assets by any Unrestricted Subsidiary to us or to any Restricted Subsidiary or the receipt of proceeds by us or any Restricted Subsidiary from the sale or other disposition of any portion of the Capital Stock of any Unrestricted Subsidiary, in each case occurring subsequent to the Issue Date and

           (y) the consolidated net Investments on the date of Revocation made by us or any of the Restricted Subsidiaries in any of our Subsidiaries that has been designated an Unrestricted Subsidiary after the Issue Date upon its redesignation as a Restricted Subsidiary in accordance with the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries."

    Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

    (1) the payment of any dividend or redemption payment within 60 days after the date of declaration of such dividend if the dividend or redemption payment, as the case may be, would have been permitted on the date of declaration;

    (2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of our Capital Stock, either

       (a) solely in exchange for shares of our Qualified Capital Stock or

       (b) through the application of net proceeds of a substantially concurrent sale for cash, other than to any of our Restricted Subsidiaries of shares of our Qualified Capital Stock;

    (3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any of our Indebtedness or any of our subsidiary that is subordinate or junior in right of payment to the notes either

       (a) solely in exchange for shares of our Qualified Capital Stock, or

       (b) through the application of net proceeds of a substantially concurrent sale for cash, other than to any of our Restricted Subsidiaries, of

           (x) shares of our Qualified Capital Stock or

           (y) Refinancing Indebtedness; and

    (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by us of our Capital Stock or options to purchase our Capital Stock, stock appreciation rights or any similar equity interest in us from our directors and employees or those of any of our subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees, in an aggregate amount not to exceed $500,000 in any calendar year; and

    (5) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by us of shares of our series B preferred stock held by our directors and employees pursuant to provisions thereof requiring the redemption thereof at the election of the holders thereof at any time following an initial public offering of our company.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the immediately preceding paragraph, amounts expended pursuant to clauses (1), (2)(b), (3)(b)(x), (4) and
(5) above shall be included in such calculation.

    Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers' certificate stating that such Restricted Payment complies with the indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon our latest available internal quarterly financial statements.

    LIMITATION ON ASSET SALES. We will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

    (1) we or the applicable Restricted Subsidiary, as the case may be, receive consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of, as determined in good faith by our Board of Directors;

    (2) at least 80% of the consideration received by us or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; PROVIDED, HOWEVER, that the amount of:

       (a) any liabilities, as shown on our or such Restricted Subsidiary's, as the case may be, most recent balance sheet or the notes thereto, of us or any Restricted Subsidiary, other than liabilities that are by their terms subordinated to the notes, that are assumed by the transferee in such Asset Sale and from which we or such Restricted Subsidiary are released and

       (b) any notes or other obligations received by us or by any such Restricted Subsidiary from such transferee that are immediately converted by us or by such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received, shall be deemed to be cash for the purposes of this provision; and

    (3) upon the consummation of an Asset Sale, we will apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

       (a) to prepay any Indebtedness ranking at least PARI PASSU with the notes, including amounts under the Credit Facility, and, in the case of any such Indebtedness under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility,

       (b) to make an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of us and the Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto, "Replacement Assets", or

       (c) a combination of prepayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

    On the 361st day after an Asset Sale or such earlier date, if any, as our Board of Directors or the Board of Directors of such Restricted Subsidiary as the case may be determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) and (3)(c) of the next preceding paragraph, each a "Net Proceeds Offer Trigger Date", such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the next preceding paragraph, each a "Net Proceeds Offer

Amount", shall be applied by us or such Restricted Subsidiary to make an offer to purchase, the "Net Proceeds Offer", on a date, the "Net Proceeds Offer Payment Date", not less than 45 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all holders on a PRO RATA basis, that amount of notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; PROVIDED, HOWEVER,that if at any time any non-cash consideration received by us or by any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, other than interest received with respect to any such non-cash consideration, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

    We may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5 million resulting from one or more Asset Sales. At which time, the entire unutilized Net Proceeds Offer Amount, not just the amount in excess of $5 million, shall be applied as required pursuant to the preceding paragraph.

    In the event of the transfer of substantially all, but not all, of our property and assets and those of our Restricted Subsidiaries as an entirety to a person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold our properties and assets and those of our Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of our properties and assets or those of our Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

    Notwithstanding the four immediately preceding paragraphs, we and the Restricted Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent:

    (1) at least 80% of the consideration for such Asset Sale constitutes Replacement Assets; and

    (2) such Asset Sale is for fair market value;

PROVIDED that any consideration not constituting Replacement Assets received by us or any of the Restricted Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the four preceding paragraphs.

    Each Net Proceeds Offer will be mailed to the record holders as shown on the register of holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the trustee, and will comply with the procedures set forth in the indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly tender notes in an amount exceeding the Net Proceeds Offer Amount, notes of tendering holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

    We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the indenture, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the indenture by virtue thereof.

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. We will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on or in respect of capital stock;

(2) make loans or advances or to pay any Indebtedness or other obligation owed to us or any other Restricted Subsidiary; or

(3) transfer any of its property or assets to us or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of:

    (a) applicable law,

    (b) the indenture and the notes,

    (c) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary,

    (d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person or the properties or assets of the person so acquired, including, but not limited to, such person's direct and indirect subsidiaries,

    (e) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date, or

    (f) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d) or (e) above; PROVIDED, HOWEVER, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to us in any material respect as determined by our Board of Directors in its reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d) or (e).

    LIMITATION ON PREFERRED STOCK OF RESTRICTED SUBSIDIARIES. We will not permit any of the Restricted Subsidiaries to issue any preferred stock, other than to us or to a Wholly Owned Restricted Subsidiary, or permit any person, other than us or a Wholly Owned Restricted Subsidiary, to own any preferred stock of any Restricted Subsidiary.

    LIMITATION ON LIENS. We will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any liens upon any of our property or assets or those of any of the Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

(1) in the case of liens securing Indebtedness that is expressly subordinate or junior in right of payment to the notes, the notes are secured by a lien on such property, assets or proceeds that is senior in priority to such liens; and

(2) in all other cases, the notes are secured on an equal and ratable basis, except for

    (a) liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date,

    (b) liens securing Indebtedness under the credit facility,

    (c) liens securing the notes,

    (d) liens of our company or a Restricted Subsidiary on our assets or on the assets of any Restricted Subsidiary,

    (e) liens securing Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a lien permitted under the indenture and which has been incurred in accordance with the provisions of the indenture; PROVIDED, HOWEVER, that such liens

       (x) are no less favorable to the holders and are not more favorable to the lienholders with respect to such liens than the liens in respect of the Indebtedness being Refinanced and

       (y) do not extend to or cover any of our property or assets or the property or assets of any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced,

    (f) liens in favor of our company and

    (g) Permitted Liens.

    MERGER, CONSOLIDATION AND SALE OF ASSETS. We will not, in a single transaction or series of related transactions, consolidate or merge with or into any person, or sell, assign, transfer, lease, convey or otherwise dispose of, or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of, all or substantially all of our assets, determined on a consolidated basis for us and the Restricted Subsidiaries, whether as an entirety or substantially as an entirety to any person unless:

(1) either:

    (a) we will be the surviving or continuing corporation, or

    (b) the person, if other than us, formed by such consolidation or into which we are merged or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition of our properties and assets and the properties and assets of the Restricted Subsidiaries substantially as an entirety, the "Surviving Entity",

       (x) will be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and

       (y) will expressly assume, by supplemental indenture, in form and substance satisfactory to the trustee, executed and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes, the indenture and the registration rights agreement on our part to be performed or observed;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1) (b) (y) above, including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction, we or such Surviving Entity, as the case may be,

    (a) will have a Consolidated Net Worth equal to or greater than our Consolidated Net Worth immediately prior to such transaction, and

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    (b) will be able to incur at least $1.00 of additional Indebtedness, other than Permitted Indebtedness, pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness";

(3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above, including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any lien granted in connection with or in respect of the transaction, no Default or Event of Default will have occurred or be continuing; and

(4) we or the Surviving Entity will have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the indenture and that all conditions precedent in the indenture relating to such transaction have been satisfied.

    For purposes of the foregoing, the transfer, by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more Restricted Subsidiaries the capital stock of which constitutes all or substantially all of our properties and assets, will be deemed to be the transfer of all or substantially all of our properties and assets.

    The indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of our assets in accordance with the foregoing, in which we are not the continuing corporation, the Surviving Entity will succeed to, and be substituted for, and may exercise every right and power of, us under the indenture and the notes with the same effect as if such Surviving Entity had been named as such.

    LIMITATIONS ON TRANSACTIONS WITH AFFILIATES.

(1) We will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions, including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service, with, or for the benefit of, any of its Affiliates, each an "Affiliate Transaction", other than:

    (a) Affiliate Transactions permitted under paragraph (2) below and

    (b) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm's-length basis from a person that is not our affiliate or such Restricted Subsidiary.

    All Affiliate Transactions, and each series of related Affiliate Transactions which are similar or part of a common plan, involving aggregate payments or other property with a fair market value in excess of $2,500,000 will be approved by our Board of Directors or that of such Restricted Subsidiary, as the case may be, such approval to be evidenced by a board resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If we or any Restricted Subsidiary enters into an Affiliate Transaction, or a series of related Affiliate Transactions related to a common plan, that involves an aggregate fair market value of more than $10,000,000, we or such Restricted Subsidiary, as the case may be, will, prior to the consummation thereof, obtain an opinion stating that such transaction or series of related transactions are fair to us or to the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor.

(2) The restrictions set forth in clause (1) shall not apply to:

    (a) reasonable fees and compensation paid to and indemnity provided on behalf of, our officers, directors, employees or consultants or those of any Restricted Subsidiary as determined in good faith by our Board of Directors,

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    (b) transactions exclusively between or among us and any of the Restricted
       Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the indenture,

    (c) Restricted Payments permitted by the indenture, and

    (d) advisory fees pursuant to the Professional Services Agreement between us and BRS Group in effect on the Issue Date.

    LIMITATION OF GUARANTEES BY RESTRICTED SUBSIDIARIES. We will not permit any Restricted Subsidiary, directly or indirectly, by way of the pledge of any intercompany note or otherwise, to assume, guarantee or in any other manner become liable with respect to any of our Indebtedness, other than Indebtedness incurred under the credit facility, unless, in any such case:

(1) such Restricted Subsidiary executes and delivers a supplemental indenture to the indenture, providing a guarantee of payment of the notes by such Restricted Subsidiary in the form required by the indenture, the "Guarantee"; and

(2) if such assumption, guarantee or other liability of such Restricted Subsidiary is provided in respect of Indebtedness that is expressly subordinated to the notes, the guarantee or other instrument provided by such Restricted Subsidiary in respect of such subordinate Indebtedness shall be subordinated to the Guarantee pursuant to subordination provisions not less favorable to the holders of the notes than those contained in the indenture or similar document governing such subordinated Indebtedness.

    Notwithstanding the foregoing, any such Guarantee by a Restricted Subsidiary of the notes will provide by its terms that it shall be automatically and unconditionally released and discharged, without any further action required on the part of the trustee or any holder, upon:

(1) the unconditional release of such Restricted Subsidiary from its liability in respect of the Indebtedness in connection with which such Guarantee was executed and delivered pursuant to the preceding paragraph; or

(2) any sale or other disposition, by merger or otherwise, to any person which is not our Restricted Subsidiary of all of our capital stock in, or all or substantially all of the assets of, such Restricted Subsidiary; PROVIDED, HOWEVER, that:

    (a) such sale or disposition of such capital stock or assets is otherwise in compliance with the terms of the indenture, and

    (b) such assumption, guarantee or other liability of such Restricted Subsidiary has been released by the holders of the other Indebtedness so guaranteed.

    REPORTS TO HOLDERS. We will deliver to the trustee within 15 days after the filing of the same with the Securities and Exchange Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, which we are required to file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Exchange Act. The indenture further provides that, notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the Securities and Exchange Commission, upon the earlier of the effectiveness of the Exchange Offer Registration Statement and 150 days following the Issue Date, and provide the trustee and holders with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. We will also comply with the other provisions of TIA Section 314(a).

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    LIMITATION ON DESIGNATIONS OF UNRESTRICTED SUBSIDIARIES. We may designate any of our subsidiaries, other than any of our subsidiaries which owns Capital Stock of a Restricted Subsidiary, as an "Unrestricted Subsidiary" under the Indenture, a "Designation", only if:

(1) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

(2) we would be permitted under the indenture to make an Investment at the time of Designation, assuming the effectiveness of such Designation, in an amount, the "Designation Amount", equal to the sum of:

    (a) fair market value of the Capital Stock of such subsidiary owned by us and the Restricted Subsidiaries on such date, and

    (b) the aggregate amount of other Investments of us and the Restricted Subsidiaries in such Subsidiary on such date; and

(3) we would be permitted to incur $1.00 of additional Indebtedness, other than Permitted Indebtedness, pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness" at the time of Designation, assuming the effectiveness of such Designation.

    In the event of any such Designation, we will be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant described under "-- Limitation on Restricted Payments" for all purposes of the indenture in the Designation Amount. The indenture will further provide that we will not, and will not permit any Restricted Subsidiary to, at any time:

(1) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary, including of any undertaking, agreement or instrument evidencing such Indebtedness;

(2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary; or

(3) be directly or indirectly liable for any Indebtedness which provides that the holder thereof may, upon notice or lapse of time or both, declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary, including any right to take enforcement action against such Unrestricted Subsidiary, except, in the case of clause (1) or (2), to the extent permitted under the covenant described under "--Limitation on Restricted Payments."

    The indenture further provides that we may revoke any Designation of a subsidiary as an Unrestricted Subsidiary, a "Revocation", whereupon such subsidiary shall then constitute a Restricted Subsidiary, if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

(2) all liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the indenture.

    All Designations and Revocations must be evidenced by our board resolutions of our Board of Directors certifying compliance with the foregoing provisions.

EVENTS OF DEFAULT

The following events are defined in the indenture as "Events of Default":

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(1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise, including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer;

(3) a default in the observance or performance of any other covenant or agreement contained in the indenture which default continues for a period of 30 days after we receive written notice specifying the default, and demanding that such default be remedied, from the trustee or the holders of at least 25% of the outstanding principal amount of the notes, except in the case of a default with respect to the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets," which will constitute an Event of Default with such notice requirement but without such passage of time requirement;

(4) the failure to pay at final maturity, giving effect to any applicable grace periods and any extensions thereof, the principal amount of any of our Indebtedness or that of any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $2,500,000 or more at any time;

(5) one or more judgments in an aggregate amount in excess of $2,500,000 will have been rendered against us or any of the Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

(6) certain events of bankruptcy affecting us or any of our Significant Subsidiaries.

    If an Event of Default, other than an Event of Default specified in clause
(6) above relating to us, will occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to us and the trustee specifying the respective Event of Default, and the same shall become immediately due and payable. If an Event of Default specified in clause (6) above relating to us occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

    The indenture provides that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraph, the holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

(4) if we have paid the trustee its reasonable compensation and reimbursed the trustee for its expenses, disbursements and advances; and

(5) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the trustee shall have received an officers' certificate and

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
    an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    The holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

    Holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the TIA. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

    Under the indenture, we are required to provide an officers' certificate to the trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default that has occurred and, if applicable, describe such Default or Event of Default and the status thereof; PROVIDED that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    We may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding notes, "Legal Defeasance". Such Legal Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

(1) the rights of holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

(2) our obligations with respect to the notes concerning

       - issuing temporary notes,

       - registration of notes,

       - mutilated, destroyed, lost or stolen notes and

       - the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the trustee and our obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

    In addition, we may, at our option and at any time, elect to have our obligations released with respect to certain covenants that are described in the indenture, "Covenant Defeasance", and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, other events, not including non-payment, bankruptcy, receivership, reorganization and insolvency events, described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance,

(1) we must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants,

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    to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, we will have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that

    (a) we have received from, or there has been published by, the Internal Revenue Service a ruling, or

    (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, we will have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which we or any of our subsidiaries are a party or by which we or any of our subsidiaries are bound;

(6) we will have delivered to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others;

(7) we will have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(8) we will have delivered to the trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

(9) certain other customary conditions precedent are satisfied.

    Notwithstanding the foregoing, the opinion of counsel required by clauses
(2)(a) and (3) above need not be delivered if all the notes not theretofore delivered to the trustee for cancellation:

(1) have become due and payable;

(2) will become due and payable on the maturity date within one year; or

(3) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by such trustee in our name, and at our expense.

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SATISFACTION AND DISCHARGE

    The indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture, as to all notes then outstanding when:

(1) either

    (a) all the notes theretofore authenticated and delivered have been delivered to the trustee for cancellation, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust, or

    (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) we have paid all other sums payable by us under the indenture; and

(3) we have delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

MODIFICATION OF THE INDENTURE

    From time to time, we and the trustee, without the consent of the holders, may amend the indenture for certain specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the trustee, adversely affect the rights of any of the holders in any material respect. In formulating its opinion on such matters, the trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding notes issued under the indenture, except that, without the consent of each holder affected thereby, no amendment may:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(4) make any notes payable in money other than that stated in the notes;

(5) make any change in provisions of the indenture protecting the right of each holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect our obligation to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net

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    Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or

(7) modify or change any provision of the indenture or the related definitions affecting the ranking of the notes in a manner which adversely affects the holders.

GOVERNING LAW

    The indenture provides that it is, and the notes will be, governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The indenture provides that, except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it by the indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

    The indenture and the provisions of the TIA contain certain limitations on the rights of the trustee, should it become our creditor or a creditor of our subsidiary, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the trustee will be permitted to engage in other transactions; PROVIDED that if the trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the indenture. Reference is made to the indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

    "Acquired Indebtedness" means Indebtedness of a person or any of its subsidiaries existing at the time such person becomes a Restricted Subsidiary or at the time it merges or consolidates with us or any of the Restricted Subsidiaries or assumed in connection with the acquisition of assets from such person and in each case not incurred by such person in connection with, or in anticipation or contemplation of, such person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

    "Affiliate" means, with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

    "Affiliate Transaction" has the meaning set forth under "--Certain Covenants--Limitation on Transactions with Affiliates."

    "Asset Acquisition" means

(1) an Investment by us or any Restricted Subsidiary in any other person pursuant to which such person shall become a Restricted Subsidiary or shall be merged with or into our company or any Restricted Subsidiary; or

(2) the acquisition by us or by any Restricted Subsidiary of the assets of any person, other than a Restricted Subsidiary, which constitute all or substantially all of the assets of such person or comprises any division or line of business of such person or any other properties or assets of such Person other than in the ordinary course of business.

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    "Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, other than operating leases entered into in the ordinary course of business, assignment or other transfer for value by us or any of the Restricted Subsidiaries, including any Sale and Leaseback Transaction, to any person other than us or a Restricted Subsidiary of:

        (1) any Capital Stock of any Restricted Subsidiary; or

        (2) any of our other property or assets or property or assets of any Restricted Subsidiary other than in the ordinary course of business; PROVIDED, HOWEVER, that Asset Sales shall not include

            (a) a transaction or series of related transactions for which we or the Restricted Subsidiaries receive aggregate consideration of less than $1,000,000,

            (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of our assets as permitted under "--Certain Covenants--Merger, Consolidation and Sale of Assets,"

            (c) disposals or replacements of obsolete equipment in the ordinary course of business,

            (d) the sale, lease, conveyance, disposition or other transfer by us or by any Restricted Subsidiary of assets or property to us or one or more Restricted Subsidiaries, and

            (e) any Restricted Payment.

    "Board of Directors" means, as to any person, the board of directors of such person or any duly authorized committee thereof.

    "Board Resolution" means, with respect to any person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such person to have been duly adopted by the Board of Directors of such person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

    "BRS Group" means, Bruckmann, Rosser, Sherill & Co., Inc. and its
Affiliates.

    "Business Day" means a day other than a Saturday, Sunday or other day in which commercial banking institutions (including, without limitation, the Federal Reserve System) are authorized or required by law to close in New York City.

    "Capitalized Lease Obligation" means, as to any person, the obligations of such person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

    "Capital Stock" means:

        (1) with respect to any person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of common stock and preferred stock of such person; and

        (2) with respect to any person that is not a corporation, any and all partnership or other equity interests of such person.

    "Cash Equivalents" means:

        (1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

        (2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two

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    highest ratings obtainable from either Standard & Poor's Corporation ("S&P")
    or Moody's Investors Service, Inc. ("Moody's");

        (3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody's;

        (4) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250,000,000;

        (5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

        (6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

    "Change of Control" means the occurrence of one or more of the following events:

        (1) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any affiliates thereof whether or not otherwise in compliance with the provisions of the indenture;

        (2) the approval by the holders of our capital stock of any plan or proposal for the liquidation or dissolution of our company (whether or not otherwise in compliance with the provisions of the indenture);

        (3) any person or group, other than a permitted holder, shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding capital stock; or

        (4) the replacement of a majority of our Board of Directors over a two-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of our Board of Directors then still in office who either were members of any such Board of Directors at the beginning of such period or whose election as a member of any such Board of Directors was previously so approved.

    "Change of Control Offer" has the meaning set forth under "--Change of Control."

    "Change of Control Payment Date" has the meaning set forth under "--Change of Control."

    "Common Stock" of any person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

    "Consolidated EBITDA" means, for any period, the sum (without duplication) of:

        (1) Consolidated Net Income; and

        (2) to the extent Consolidated Net Income has been reduced thereby,

            (a) all income taxes of our company and of the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions outside the ordinary course of business),

            (b) Consolidated Interest Expense, and

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            (c) Consolidated Non-cash Charges less any non-cash items increasing
       Consolidated Net Income for such period, all as determined on a consolidated basis for us and the Restricted Subsidiaries in accordance with GAAP.

    "Consolidated Fixed Charge Coverage Ratio" means the ratio of Consolidated EBITDA during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges for the four quarter period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma (including any pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act) basis for the period of such calculation to:

        (1) the incurrence or repayment of any Indebtedness of our company or of any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the transaction date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the four quarter period; and

        (2) any Asset Sales or Asset Acquisitions including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of us or one of the Restricted Subsidiaries including any person who becomes a Restricted Subsidiary as a result of the Asset Acquisition incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the four quarter period) occurring during the four quarter period or at any time subsequent to the last day of the four quarter period and on or prior to the transaction date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the four quarter period. If we or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if we or any such Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

    Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator, but not the numerator, of this "Consolidated Fixed Charge Coverage Ratio":

        (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the transaction date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the transaction date;

        (2) if interest on any Indebtedness actually incurred on the transaction date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the transaction date will be deemed to have been in effect during the four quarter period; and

        (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

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    "Consolidated Fixed Charges" means, with respect to our company for any period, the sum, without duplication, of:

        (1) Consolidated Interest Expense; plus

        (2) the product of:

            (a) the amount of all dividend payments on any series of our preferred stock, other than dividends paid in Qualified Capital Stock, paid, accrued or scheduled to be paid or accrued during such period times, and

            (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

    "Consolidated Interest Expense" means, for any period, the sum of, without duplication:

        (1) the aggregate of our company interest expense of and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation,

            (a) any amortization of debt discount,

            (b) the net costs under Interest Swap Obligations,

            (c) all capitalized interest, and

            (d) the interest portion of any deferred payment obligation; and

        (2) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by us and by the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    "Consolidated Net Income" means, with respect to our company for any period, the aggregate net income (or loss) of our company and the Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

        (1) after-tax gains or losses from Asset Sales or abandonments or reserves relating thereto;

        (2) after-tax items classified as extraordinary or nonrecurring gains or losses;

        (3) the net income (or loss) of any person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with us or with any Restricted Subsidiary;

        (4) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

        (5) the net income of any person, other than us or a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to us or to a Restricted Subsidiary by such person;

        (6) income or loss attributable to discontinued operations, including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued; and

        (7) in the case of a successor of our company by consolidation or merger or as a transferee of our assets, any net income of the successor corporation prior to such consolidation, merger or transfer of assets.

    "Consolidated Net Worth" of any person means the consolidated stockholders' equity of such person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such person; PROVIDED that the Consolidated Net Worth of any person shall exclude the effect of any non-cash charges relating to the acceleration of

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stock options or similar securities of such person or another person with which such Person is merged or consolidated.

    "Consolidated Non-cash Charges" means, for any period, our aggregate depreciation, amortization and other non-cash expenses and of the Restricted Subsidiaries reducing our Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP including deferred rent but excluding any such charge which requires an accrual of or a reserve for cash charges for any future period.

    "Covenant Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "Credit Facility" means the amended and restated Credit Agreement dated as of October 20, 1997 by and among us, Bankers Trust Company and certain lenders from time to time a party thereto, together with the related documents thereto including, without limitation, any guarantee agreements and security documents, as amended by the first amendment dated as of August 5, 1998 in each case as such agreements may be amended including any amendment and restatement thereof, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring including increasing the amount of available borrowings thereunder or adding our subsidiaries as additional borrowers or guarantors thereunder all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us or any Restricted Subsidiary against fluctuations in currency values.

    "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

    "Designation" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "Designation Amount" has the meaning set forth under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof on or prior to the final maturity date of the Notes.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

    "Exchange Offer Registration Statement" means the registration statement filed by us pursuant to the Registration Rights Agreement.

    "Farallon" means Farallon Partners, L.L.C. and affiliates.

    "fair market value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by our Board of Directors acting reasonably and in good faith and shall be evidenced by a board resolution of our Board of Directors.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in

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such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date. All ratios and computations based on GAAP contained in the indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the indenture shall be made without giving effect to:

        (1) the deduction or amortization of any premiums, fees and expenses incurred in connection with any financings or any other permitted incurrence of Indebtedness; and

        (2) depreciation, amortization or other expenses recorded as a result of the application of purchase accounting in accordance with Accounting Principles Board Opinion Nos. 16 and 17.

    "incur" has the meaning set forth under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness."

    "Indebtedness" means with respect to any person, without duplication:

        (1) all obligations of such person for borrowed money;

        (2) all obligations of such person evidenced by bonds, debentures, notes or other similar instruments;

        (3) all Capitalized Lease Obligations of such person;

        (4) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 160 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

        (5) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

        (6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

        (7) all obligations of any other person of the type referred to in clauses (1) through (6) which are secured by any lien on any property or asset of such person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the obligation so secured;

        (8) all obligations under currency agreements and interest swap agreements of such person; and

        (9) all Disqualified Capital Stock issued by such person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price.

    For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by our Board of Directors. The amount of Indebtedness of any person at any date shall be the outstanding balance on such date of all unconditional obligations as described above, and the maximum liability upon the occurrence of the contingency giving rise to the obligation, on any contingent obligations at such date; PROVIDED, HOWEVER, that the amount outstanding at any time of any Indebtedness incurred with original issue discount is

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the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

    "Independent Financial Advisor" means a firm:

        (1) which does not, and whose directors, officers and employees or affiliates do not, have a direct or indirect financial interest in us and;

        (2) which, in the judgment of our Board of Directors, is otherwise independent and qualified to perform the task for which it is to be engaged.

    "Initial Purchaser" means Deutsche Bank Alex. Brown.

    "Interest Swap Obligations" means the obligations of any person pursuant to any arrangement with any other person, whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "Investment" means, with respect to any person, any direct or indirect loan or other extension of credit, including, without limitation, a guarantee, or capital contribution to by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others, or any purchase or acquisition by such person of any capital stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any person. "Investment" shall exclude extensions of trade credit by us and by the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of our company of such Restricted Subsidiary, as the case may be. If we or any Restricted Subsidiary sell or otherwise dispose of any common stock of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, it ceases to be our Subsidiary we shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the common stock of such Restricted Subsidiary not sold or disposed of.

    "Issue Date" means October 16, 1997, the date of original issuance of the Outstanding Notes.

    "Legal Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest.

    "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, other than the portion of any such deferred payment constituting interest, received by us or by any of the Restricted Subsidiaries from such Asset Sale net of:

        (1) reasonable out-of-pocket expenses and fees relating to such Asset Sale including, without limitation, legal, accounting and investment banking fees and sales commissions;

        (2) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

        (3) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale; and

        (4) appropriate amounts to be provided by us or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by us or any Restricted Subsidiary, as the case may be, after such Asset Sale,

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    including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

    "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "Outstanding Notes" means the $40 million aggregate principal amount of our 9 3/4% Senior Notes due 2004 originally issued on June 21, 1999 upon consummation of our registered exchange offer.

    "Permitted Holder" means any of BRS Group, Farallon and their respective affiliates.

    "Permitted Indebtedness" means, without duplication, each of the following:

        (1) Indebtedness under the notes and the indenture incurred as of the Issue Date;

        (2) Indebtedness incurred pursuant to the credit facility in an aggregate principal amount at any time outstanding not to exceed $25 million, less any required permanent repayments under all revolving credit facilities in accordance with the provisions set forth under "Certain Covenants-- Limitation on Asset Sales" which are accompanied by a corresponding permanent commitment reduction thereunder;

        (3) other Indebtedness, including Capitalized Lease Obligations, of our company and of the Restricted Subsidiaries outstanding on the Issue Date;

        (4) Purchase Money Indebtedness and Capitalized Lease Obligations of our company and, to the extent constituting Acquired Indebtedness, of the Restricted Subsidiaries in an aggregate amount for all Indebtedness incurred pursuant to this subclause (4) not to exceed $20 million outstanding at any one time;

        (5) Our Interest Swap Obligations covering Indebtedness of our company or any of the Restricted Subsidiaries; PROVIDED, HOWEVER, that such Interest Swap Obligations are entered into to protect us and the Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

        (6) Indebtedness under Currency Agreements; PROVIDED that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of our company and of the Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

        (7) Indebtedness of a Restricted Subsidiary to us or to a Restricted Subsidiary for so long as such Indebtedness is held by us or by a Restricted Subsidiary, in each case subject to no lien held by a person other than us or a Restricted Subsidiary; PROVIDED that if as of any date any person other than us or a Restricted Subsidiary owns or holds any such Indebtedness or holds a lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

        (8) Our Indebtedness to a Restricted Subsidiary for so long as such Indebtedness is held by a Restricted Subsidiary, in each case subject to no lien; PROVIDED that:

           (a) any Indebtedness of our company to any Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to our obligations under the indenture and the notes and

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           (b) if as of any date any person other than a Restricted Subsidiary owns or holds any such Indebtedness or any person holds a lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by us;

        (9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently, except in the case of daylight overdrafts, drawn against insufficient funds in the ordinary course of business; PROVIDED, HOWEVER, that such Indebtedness is extinguished within two business days of incurrence;

        (10) Indebtedness of our company or of any of the Restricted Subsidiaries represented by letters of credit for the account of our company or of such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

        (11) Refinancing Indebtedness; and

        (12) additional Indebtedness of our company in an aggregate principal amount not to exceed $10 million at any one time outstanding.

    "Permitted Investments" means:

        (1) Investments by us or by any Restricted Subsidiary in any person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into us or a Restricted Subsidiary;

        (2) Investments in our company by any Restricted Subsidiary; PROVIDED that any Indebtedness incurred by us evidencing such investment by a Restricted Subsidiary is unsecured and subordinated, pursuant to a written agreement, to our obligations under the notes and the indenture;

        (3) investments in cash and Cash Equivalents;

        (4) loans and advances to our employees and officers and those of the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5,000,000 at any one time outstanding;

        (5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of our company's or a Restricted Subsidiary's businesses and otherwise in compliance with the Indenture;

        (6) other investments, including investments in Unrestricted Subsidiaries not to exceed $5,000,000 at any one time outstanding;

        (7) investments in securities of trade creditors or members received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or members; and

        (8) investments made by us or by the Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under "--Certain
    Covenants--Limitation on Asset Sales."

    "Permitted Liens" means the following types of liens:

        (1) liens for taxes, assessments or governmental charges or claims either

           (a) not delinquent, or

           (b) contested in good faith by appropriate proceedings and as to which we or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

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        (2) statutory liens of landlords and liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

        (3) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations exclusive of obligations for the payment of borrowed money;

        (4) judgment liens not giving rise to an Event of Default;

        (5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of our business or the business of any of the Restricted Subsidiaries;

        (6) any interest or title of a lessor under any Capitalized Lease Obligation; PROVIDED that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

        (7) purchase money liens to finance the property or assets of our company or any Restricted Subsidiary acquired after the Issue Date; PROVIDED, HOWEVER, that

           (a) the related purchase money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any the property or assets of our company or any Restricted Subsidiary other than the property and assets so acquired, and

           (b) the lien securing such Indebtedness shall be created within 90 days of such acquisition;

        (8) liens upon specific items of inventory or other goods and proceeds of any person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

        (9) liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

        (10) liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of our company or any of the Restricted Subsidiaries, including rights of offset and set-off;

        (11) liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

        (12) liens securing Indebtedness under Currency Agreements; and

        (13) liens securing Acquired Indebtedness incurred in accordance with the covenant described under "--Certain Covenants--Limitation on Incurrence of Additional Indebtedness"; PROVIDED that

           (a) such liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by us or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by us or a Restricted Subsidiary, and

           (b) such liens do not extend to or cover any property or assets of our company or of any of the Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of our company or a Restricted Subsidiary and are no more favorable to the lienholders than those

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       securing the Acquired Indebtedness prior to the incurrence of such
       Acquired Indebtedness by us or a Restricted Subsidiary.

    "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "Preferred Stock" of any person means any Capital Stock of such person that has preferential rights to any other Capital Stock of such person with respect to dividends or redemptions or upon liquidation.

    "Purchase Money Indebtedness" means Indebtedness of us or of our Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price or the cost of installation, construction or improvement of any property.

    "Public Equity Offering" has the meaning set forth under "--Redemption--Optional Redemption Upon Public Equity Offerings."

    "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

    "Reference Date" has the meaning set forth under "--Certain
Covenants--Limitation on Restricted Payments."

    "Refinance" means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "Refinancing Indebtedness" means any Refinancing by us or any Restricted Subsidiary of Indebtedness incurred in accordance with the covenant described under "--Certain Covenants-- Limitation on Incurrence of Additional Indebtedness" other than pursuant to clause (2), (4), (5), (6), (7), (8), (9),
(10) or (12) of the definition of Permitted Indebtedness, in each case that does not:

        (1) result in an increase in the aggregate principal amount of Indebtedness of such person as of the date of such proposed Refinancing plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by us or any Restricted Subsidiary in connection with such Refinancing; or

        (2) create Indebtedness with

           (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced, or

           (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; PROVIDED that

               (x) if such Indebtedness being Refinanced is Indebtedness of our company or a Guarantor, then such Refinancing Indebtedness shall be Indebtedness solely of our company or such Guarantor, as the case may be, and

               (y) if such Indebtedness being Refinanced is subordinate or junior to the notes, then such Refinancing Indebtedness shall be subordinate to the notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

    "Replacement Assets" means assets of a kind used or usable in the business of our company and our Restricted Subsidiaries as conducted on the date of the relevant Asset Sale.

    "Restricted Subsidiary" means any Subsidiary of our company that has not been designated by our Board of Directors, by our Board Resolution delivered to the trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such Designation may be revoked by a board resolution of our company delivered to the trustee, subject to the provisions of such covenant.

    "Revocation" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "Sale and Leaseback Transaction" means any direct or indirect arrangement with any person or to which any such person is a party, providing for the leasing to us or a Restricted Subsidiary of any property, whether owned by us or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by us or by such Restricted Subsidiary to such person or to any other person from whom funds have been or are to be advanced by such person on the security of such Property.

    "Significant Subsidiary" will have the meaning set forth in Rule 1.02(w) of Regulation S- X under the Securities Act.

    "Subsidiary", with respect to any person, means:

        (1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such person; or

        (2) any other person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such person.

    "Surviving Entity" has the meaning set forth under "--Certain
Covenants--Merger, Consolidation and Sale of Assets."

    "Unrestricted Subsidiary" means any subsidiary of our company designated as such pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a board resolution of our company delivered to the trustee, subject to the provisions of such covenant.

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

           (1) the then outstanding aggregate principal amount of such Indebtedness into

           (2) the sum of the total of the products obtained by multiplying

                (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

                (b) the number of years, calculated to the nearest one-twelfth, which will elapse between such date and the making of such payment.

    "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary of which all the outstanding voting securities, other than in the case of a foreign Restricted Subsidiary, directors' qualifying shares or an immaterial amount of shares required to be owned by other persons pursuant to applicable law, are owned by us or another Wholly Owned Restricted Subsidiary.

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
                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    We originally sold the notes to DBAB on June 10, 1999 in accordance with a purchase agreement. DBAB subsequently resold the notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to a limited number of institutional accredited investors that agreed to comply with transfer restrictions and other conditions. As a condition to the purchase agreement, we entered into the registration rights agreement with DBAB pursuant to which we have agreed to:

    (1) file a registration statement within 45 days after the date on which the notes were issued with respect to registered offers to exchange the notes for the exchange notes. The exchange notes will have terms substantially identical in all material respects to the original notes, except that the exchange notes will not contain terms with respect to transfer restrictions; and

    (2) cause the exchange offer registration statement to be declared effective under the Securities Act within 150 days after the date on which the notes were originally issued.

    Upon the exchange offer registration statement being declared effective, we will offer the exchange notes in exchange for surrender of the notes. We will keep the exchange offer open for not less than 20 business days after the date the notice of the exchange offer is mailed to the holders. For each of the notes surrendered to us in accordance with the exchange offer, the holder who surrendered such notes will receive the exchange notes having a principal amount equal to that of the surrendered notes. Interest on each exchange note will accrue from the later of:

    (1) the last interest payment date on which interest was paid on the note surrendered; or

    (2) if the note is surrendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date or if no interest has been paid on the notes, from the date on which the notes were originally issued.

    Under existing interpretations of the commission contained in several no-action letters to third parties, the exchange notes will be freely transferable by holders that are not our affiliates after the exchange offer without further registration under the Securities Act. We have based this belief on several interpretive letters issued by the staff of the commission in connection with other offerings by other parties. These letters are Exxon Capital Holdings Corporation, available as of May 13, 1988, Morgan Stanley & Co. Incorporated, available as of June 5, 1991, Mary Kay Cosmetics, Inc., available as of June 5, 1991, Warnaco, Inc., available as of October 11, 1991 and Shearman & Sterling, available as of July 2, 1993. However, in order for the exchange notes to be freely transferable in accordance with the commission's no-action letters, each holder that wishes to exchange its notes for exchange notes will be required to represent the following:

    (1) that any exchange note to be received by it will be acquired in the ordinary course of its business;

    (2) that at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution of the exchange notes in violation of the Securities Act;

    (3) that it is not our "affiliate" as that term is defined in Rule 405 promulgated under the Securities Act;

    (4) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of exchange notes; and

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
    (5) if such holder is a broker-dealer that will receive exchange notes for its own account in exchange for notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such exchange notes

    Upon written notice within 30 days following the completion of the exchange offer that a broker-dealer has received exchange notes in the exchange offer, we will agree to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by broker-dealers and other persons, if any, with similar prospectus delivery requirements.

    Should any of the following circumstances occur:

    (1) because of any change in law or in currently prevailing interpretations of the staff of the commission, we are not permitted to effect the exchange offer;

    (2) the exchange offer is not consummated within 30 days from the effective date of the exchange offer registration statement;

    (3) in certain circumstances, certain holders of unregistered exchange notes so request; or

    (4) in the case of any holder that participates in the exchange offer, such holder does not receive exchange notes on the date of the exchange that may be sold without restriction under state and federal securities laws other than due solely to the status of such holder as our affiliate, we will, at our expense,

    (1) promptly deliver to the holders and the trustee written notice;

    (2) as promptly as practicable file shelf registration statements covering resales of the notes;

    (3) use our best efforts to cause the shelf registration statements to be declared effective under the Securities Act; and

    (4) use our best efforts to keep effective the shelf registration statements until the earlier of two years after the date on which the notes were originally issued or such time as all of the applicable notes covered by the shelf registration statements have been sold.

    We will, in the event that shelf registration statements are filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder including certain indemnification rights and obligations.

    If we fail to comply with the above provisions or if the exchange offer registration statement or the shelf registration statement fails to become effective, then, as liquidated damages, additional interest in accordance with the provisions of the notes shall become payable in respect of the notes as follows:

    (1) if neither an exchange offer registration statement nor a shelf registration statement is filed with the commission on or prior to 45 days after the date on which the notes were originally issued; or

    (2) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement which is not filed on or prior to the date required by the registration rights agreement,

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
then commencing on the day after either such required filing date, additional interest shall accrue on the principal amount of the notes at a rate of .50% per annum for the first 90 days immediately following each such filing date, such additional interest increasing by an additional .50% per annum at the beginning of each subsequent 90-day period.

    If:

    (1) neither an exchange offer registration statement nor a shelf registration statement is declared effective by the commission on or prior to 150 days after the date on which the notes were originally issued; or

    (2) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement which is not declared effective by the commission on or prior to the 60th day following the date it was filed, then commencing on the day after either such required effective date, as the case may be, additional interest shall accrue on the principal amount of the notes at a rate of .50% per annum for the first 90 days immediately following each such filing date and will increase by an additional .50% per annum at the beginning of each subsequent 90-day period.

    If:

    (1) we have not exchanged the applicable exchange notes for all notes validly tendered in accordance with the terms of the exchange offer on or prior to the 30th day after the date on which the exchange offer registration statement was declared effective; or

    (2) if applicable, a shelf registration statement has been declared effective and such shelf registration statement ceases to be effective at any time prior to the second anniversary of the date on which the notes were originally issued, other than after such time as all of the applicable notes have been disposed of, then additional interest shall accrue on the principal amount of the notes at a rate of .50% per annum for the first 90 days commencing on the 31st day after such effective date or the day such shelf registration statement ceases to be effective, as the case may be, such additional interest increasing by an additional .50% per annum at the beginning of each subsequent 90-day period; provided, however, that the rate of additional interest that shall accrue on the notes may not exceed in the aggregate 2.0% per annum; PROVIDED, FURTHER, HOWEVER, that

    (1) upon the filing of the applicable exchange offer registration statement or a shelf registration statement;

    (2) upon the effectiveness of the applicable exchange offer registration statement or a shelf registration statement;

    (3) upon the exchange of applicable exchange notes for all applicable notes tendered; or

    (4) upon the effectiveness of a shelf registration statement which had ceased to remain effective,

additional interest on the applicable notes, as the case may be, shall cease to accrue or accumulate.

    Any amounts of additional interest due will be payable in cash, on the same original interest payment dates as the notes. The amount of additional interest will be determined by multiplying the applicable rate of additional interest by the principal amount of the senior subordinated notes multiplied by a fraction, the numerator of which is the number of days such rate of additional interest was applicable during such period determined on the basis of a 360-day year comprised of twelve 30-day months, and the denominator of which is 360.

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
    We shall:

    (1) make available a prospectus meeting the requirements of the Securities Act to any broker-dealer for use in connection with any resale of any such exchange notes;

    (2) pay all expenses incident to the exchange offer including the expense of one counsel to the holders covered thereby; and

    (3) indemnify holders of the notes including any broker-dealer against certain liabilities, including liabilities under the Securities Act.

    A broker-dealer which delivers such a prospectus to purchasers in connection with such resales will be subject to the civil liability provisions under the Securities Act and will be bound by the provisions of the registration rights agreement, including indemnification rights and obligations.

    Each holder of notes who wishes to exchange such notes for exchange notes in the exchange offer will be required to make the following representations in the letter of transmittal:

    (1) that it is not our "affiliate" within the meaning of Rule 405 of the Securities Act;

    (2) that it is not engaged in and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes to be issued in the exchange offer;

    (3) that it is acquiring the exchange notes in the ordinary course of its business; and

    (4) that if it is a broker-dealer holding notes acquired for its own account as a result of market-making activities or other trading activities, that it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such exchange notes in accordance with the exchange offer.

The commission has taken the position and we believe that broker-dealers may fulfill their prospectus delivery requirements with respect to the exchange notes, other than a resale of an unsold allotment from the original sale of the notes, with the prospectus contained in the exchange offer registration statement. Under the exchange and registration rights agreement, we are required to allow broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the exchange offer registration statement in connection with the resale of the exchange notes.

    If the holder is a broker-dealer, it will be required to include a representation in its letter of transmittal with respect to the exchange offer that it has not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes.

    Holders of notes will be required to make certain representations to us in order to participate in the exchange offer and will be required to deliver information to be used in connection with the shelf registration statement in order to have their notes included in the shelf registration statement and benefit from the provisions regarding liquidated damages. A holder who sells notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder, including certain indemnification obligations.

    For so long as the notes are outstanding, we will continue to provide to holders of notes and to prospective purchasers of notes the information required by Rule 144A(d)(4) under the Securities Act.

    The foregoing description of the registration rights agreement contains a discussion of all material elements but does not purport to be complete and is qualified in its entirety by reference to all provisions of the registration rights agreement. We will provide a copy of the registration rights agreement to holders of notes identified to us by DBAB upon request.

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
TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their notes. However, notes may be tendered only in integral multiples of $1,000.

    The form and terms of the exchange notes are the same as the form and terms of the notes except that:

    (1) the exchange notes have been registered under the Securities Act and hence will not bear legends restricting their transfer thereof; and

    (2) the holders of the exchange notes will not be entitled to some of their rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the notes in circumstances relating to the timing of the exchange offer, all of which will terminate when the exchange offer is terminated. The exchange notes will evidence the same debt as the notes and will be entitled to the benefits of the indenture.

    As of the date of this prospectus, $40.00 million aggregate principal amount of notes were outstanding. We have fixed the close of business on July 19, 1999 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially.

    We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the commission thereunder.

    We shall be deemed to have accepted validly tendered notes when, as and if we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from the issuers.

    If any tendered notes are not accepted for exchange because of an invalid tender, the occurrence of other events described herein or otherwise, the certificates for any such unaccepted notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration date.

    Holders who tender notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of notes. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "expiration date" shall mean 5:00 p.m., New York City time, on August 13, 1999, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. Notwithstanding the foregoing, we will not extend the expiration date beyond August 16, 1999.

    In order to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

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
    We reserve the right, in our sole discretion, to:

    (1) delay accepting any notes, to extend the exchange offer or to terminate the exchange offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

    (2) amend the terms of the exchange offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

INTEREST ON THE EXCHANGE NOTES

    The exchange notes will bear interest from their date of issuance. Holders of notes that are accepted for exchange will receive, in cash, accrued interest thereon to, but not including, the date of issuance of the exchange notes. Such interest will be paid semi-annually on each April 15 and October 15, with the first interest payment on the exchange notes on October 15, 1999. Interest on the notes accepted for exchange will cease to accrue upon issuance of the exchange notes.

PROCEDURES FOR TENDERING

    Only a holder of notes may tender such notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile, together with the notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the notes, letter of transmittal and other required documents must be completed and received by the exchange agent at the address set forth below under "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of such book-entry transfer must be received by the exchange agent prior to the expiration date.

    By executing the letter of transmittal, each holder will make us the representations set forth above in the eighth paragraph under the heading "--Purpose and Effect of the Exchange Offer."

    The tender by a holder and the acceptance of the tender by us will constitute agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

    THE METHOD OF DELIVERY OF NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND SOLE RISK OF THE HOLDER. AS AN ALTERNATIVE TO DELIVERY BY MAIL, HOLDERS MAY WISH TO CONSIDER OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR NOTES SHOULD BE SENT TO US. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner whose notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. See "Instruction to Registered Holder and/or Book-Entry Transfer Facility Participant from Owner" included with the letter of transmittal.

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
    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an institution that is a member firm of the Medallion system unless the notes are tendered as follows:

    (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

    (2) for the account of member firm of the Medallion system.

    In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of the Medallion system.

    If the letter of transmittal is signed by a person other than the registered holder of any notes listed therein, such notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such notes with the signature guaranteed by an institution that is a member firm of the Medallion system.

    If the letter of transmittal or any notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, offices of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

    We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the notes at the book-entry transfer facility, The Depository Trust Company (DTC), for the purpose of facilitating the exchange offer, and subject to the establishment thereof, any financial institution that is a participant in DTC's system may make book-entry delivery of notes by causing the book-entry transfer facility to transfer such notes into the exchange agent's account with respect to the notes in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of the notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

    The depositary and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program (ATOP). Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer notes to the depositary in accordance with DTC's ATOP procedures for transfer. DTC will then send an "agent's message" to the depositary.

    The term "agent's message" means a message transmitted by DTC, received by the depositary and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against such participant. In the case of an agent's message relating to guaranteed delivery, the term means a message transmitted by DTC and received by the depositary, which states that DTC has received an express acknowledgment from the participant in DTC tendering notes that such participant has received and agrees to be bound by the notice of guaranteed delivery.

    Notwithstanding the foregoing, in order to validly tender in the exchange offer with respect to securities transferred pursuant to ATOP, a DTC participant using ATOP must also properly complete and duly execute the applicable letter of transmittal and deliver it to the depositary. Pursuant to authority granted by DTC, any DTC participant which has notes credited to its DTC account at any time and held of record by DTC's nominee may directly provide a tender as though it were the registered holder by so completing, executing and delivering the applicable letter of transmittal to the depositary. Delivery of documents to DTC does not constitute delivery to the depositary.

    All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered notes and withdrawal of tendered notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all notes not properly tendered or any notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of notes, neither us, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their notes and:

    (1) whose notes are not immediately available;

    (2) who cannot deliver their notes, the letter of transmittal or any other required documents to the exchange agent; or

    (3) who cannot complete the procedures for book-entry transfer, prior to the expiration date,

    may effect a tender if:

    (1) the tender is made through an institution that is a member firm of the Medallion system;

    (2) prior to the expiration date, the exchange agent receives by fax, mail or hand delivery from such firm a properly completed and duly executed notice of guaranteed delivery setting forth the name and address of the holder, the certificate number(s) of such notes and the principal amount of notes tendered, stating that the tender is being made and guaranteeing that, within five New York Stock Exchange trading days after the expiration date, the letter of transmittal together with the certificate(s) representing the notes, and any other documents required by the letter of transmittal will be deposited by the firm with the exchange agent; and

    (3) such properly completed and executed letter of transmittal, as well as the certificate(s) representing all tendered notes in proper form for transfer, and all other documents required by the letter of transmittal are received by the exchange agent upon five New York Stock Exchange trading days after the expiration date.

    In (2) and (3) above, the certificate(s) representing the notes may be substituted by a confirmation of book-entry transfer of such notes into the exchange agent's account at the book-entry transfer facility. Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of notes in the exchange offer, a telegram, telex, letter or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

    (1) specify the name of the person having deposited the notes to be withdrawn;

    (2) identify the notes to be withdrawn. This identification must include the certificate number(s) and principal amount of such notes, or, in the case of notes transferred by book-entry transfer, the name and number of the account at the book-entry transfer facility to be credited;

    (3) be signed by the holder in the same manner as the original signature on the letter of transmittal by which such notes were tendered or be accompanied by documents of transfer sufficient to have the trustee with respect to the notes register the transfer of such notes into the name of the person withdrawing the tender. Any required signature guarantees must also be included; and

    (4) specify the name in which any such notes are to be registered, if different from that of the person who deposited the notes.

    We will determine all questions as to the validity, form and eligibility and the time of receipt of such notices and our determination shall be final and binding on all parties. Any notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect thereto unless the notes so withdrawn are validly retendered. Any notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn notes may be retendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the expiration date.

CONDITIONS

    Notwithstanding any other term of the exchange offer, we shall not be required to accept for exchange, or exchange exchange notes for, any notes, and may terminate or amend the exchange offer as provided herein before the acceptance of such notes, if:

    (1) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any material adverse development has occurred in any existing action or proceeding with respect to us or any of our subsidiaries; or

    (2) any law, statute, rule, regulation or interpretation by the staff of the commission is proposed, adopted or enacted, which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us; or

    (3) any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange.

    If we determine in our sole discretion that any of the conditions are not satisfied, we may:

    (1) refuse to accept any notes and return all tendered notes to the tendering holders;

    (2) extend the exchange offer and retain all notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders to withdraw such notes; or

    (3) waive such unsatisfied conditions with respect to the exchange offer and accept all properly tendered notes which have not been withdrawn.

EXCHANGE AGENT

    United States Trust Company of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

       United States Trust Company of New York
       114 West 47th Street
       New York, New York 10036
       Via facsimile: (212) 852-1626
       Confirm by telephone: (212) 852-1614

    Delivery other than as set forth above will not constitute a valid delivery.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by our officers and regular employees and those of our affiliates.

    We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

    We will pay the cash expenses to be incurred in connection with the exchange offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

    The exchange notes will be recorded at the same carrying value as the notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes. The expenses of the exchange offer will be expensed over the term of the exchange notes.

TRANSFER TAXES

    Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The notes that are not exchanged for exchange notes pursuant to the exchange offer will remain restricted securities. Accordingly, such notes may be resold only:

    (1) to us upon redemption thereof or otherwise;

    (2) so long as the notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act. Any such transaction is to be based upon an opinion of counsel reasonably acceptable to us;

    (3) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

    (4) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALES OF THE EXCHANGE NOTES

    With respect to resales of exchange notes, based on interpretations by the staff of the commission set forth in no-action letters issued to third parties, we believe that a holder or other person who receives exchange notes, whether or not such person is the holder who receives exchange notes in exchange for notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes, will be allowed to resell the exchange notes to the public without further registration under the Securities Act and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires exchange notes in the exchange offer for the purpose of distributing or participating in a distribution of the exchange notes, such holder cannot rely on the position of the staff of the commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives exchange notes for its own account in exchange for notes, where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives exchange notes for its own account in accordance with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer to use in connection with any such resale. In addition, until August 16, 1999, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

    We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on such resale of exchange notes and any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to a broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the notes offered hereby will be passed upon for us by Kirkland & Ellis, New York, New York. Certain matters in connection with the offering will be passed upon for the Initial Purchaser by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

    The consolidated balance sheets as of May 31, 1997, 1998 and December 31, 1998, the consolidated statements of operations, stockholders' equity (deficit) and cash flows, and the financial statement schedule for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the Commission. The Registration Statement filed by us with the Commission with respect to the existing notes and the exhibits thereto, as well as reports and other information filed or to be filed by us with the Commission, may be inspected, without charge, at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as the regional offices of the Commission at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such documents can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site, located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of independent accountants..........................................................................        F-2

Consolidated balance sheets at May 31, 1997, 1998, December 31, 1998 and March 31, 1999 (Unaudited)........        F-3

Consolidated statements of operations for the years ended May 31, 1996, 1997, 1998, the seven months ended
  December 31, 1997 (Unaudited) and 1998 and the three months ended March 31, 1998 (Unaudited) and 1999
  (Unaudited)..............................................................................................        F-4

Consolidated statements of stockholders' equity (deficit) for the year ended May 31, 1996, 1997, 1998, the
  seven months ended December 31, 1998, and the three months ended March 31, 1999 (Unaudited)..............        F-6

Consolidated statements of cash flows for the years ended May 31, 1996, 1997, 1998, the seven months ended
  December 31, 1997 (Unaudited) and 1998 and the three months ended March 31, 1998 (Unaudited) and 1999
  (Unaudited)..............................................................................................        F-7

Notes to consolidated financial statements.................................................................        F-9

                                        INDEX TO FINANCIAL STATEMENT SCHEDULE

Report of independent accountants on Financial Statement Schedule..........................................       F-30

Schedule II, valuation and qualifying accounts.............................................................       F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Town Sports International, Inc.:

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of TOWN SPORTS INTERNATIONAL, INC. and SUBSIDIARIES at May 31, 1997 and 1998 and December 31, 1998, and the results of their operations and their cash flows for each of the three years ended May 31, 1996, 1997 and 1998 and for the seven months ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 2n to the consolidated financial statements, the Company changed its method of accounting for organizational costs effective June 1, 1997.

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 16, 1999

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      ALL FIGURES $'000, EXCEPT SHARE DATA
      MAY 31, 1997, 1998, DECEMBER 31, 1998 AND MARCH 31, 1999 (UNAUDITED)

                                                                         MAY 31,         DECEMBER 31,    MARCH 31,
                                                                   --------------------  -------------  -----------
                                                                     1997       1998         1998          1999
                                                                   ---------  ---------  -------------  -----------
                                                                                                        (UNAUDITED)
                                               ASSETS:
Current assets:
  Cash and cash equivalents......................................  $   2,468  $  22,997    $  19,154     $  16,817
  Accounts receivable............................................        312        420          628         1,015
  Inventory......................................................        327        673        1,253         1,155
  Prepaid expenses and other current assets......................        493        677        1,205         1,441
  Prepaid corporate income taxes.................................        202     --           --                --
                                                                   ---------  ---------  -------------  -----------
    Total current assets.........................................      3,802     24,767       22,240        20,428
Fixed assets, net................................................     34,214     54,518       81,426        92,393
Intangible assets, net...........................................      4,425     19,923       37,064        36,816
Deferred tax asset...............................................      5,972      7,159        8,570         9,272
Deferred membership costs........................................      3,530      4,933        7,005         8,113
Other assets.....................................................        980        677        1,111         1,205
                                                                   ---------  ---------  -------------  -----------
    Total assets.................................................  $  52,923  $ 111,977    $ 157,416     $ 168,227
                                                                   ---------  ---------  -------------  -----------
                                                                   ---------  ---------  -------------  -----------

                                LIABILITIES AND STOCKHOLDERS' DEFICIT:
Current liabilities:
  Current portion of long-term debt and capital lease
    obligations..................................................  $   1,924  $   2,036    $   2,191     $   2,324
  Accounts payable...............................................      1,802      2,451        3,711         5,292
  Accrued expenses...............................................      4,017      7,869        6,305        10,184
  Corporate income taxes payable.................................     --            122           62           672
  Deferred revenue...............................................      4,599      6,391        9,493        11,579
                                                                   ---------  ---------  -------------  -----------
    Total current liabilities....................................     12,342     18,869       21,762        30,051
Long-term debt and capital lease obligations.....................     39,147     86,253       87,333        87,505
Deferred lease liabilities.......................................      6,625      9,298       10,791        11,724
Deferred revenue.................................................      1,036      1,890        2,446         3,166
Other liabilities................................................        724        774          682           765
                                                                   ---------  ---------  -------------  -----------
    Total liabilities............................................     59,874    117,084      123,014       133,211
                                                                   ---------  ---------  -------------  -----------
Commitments and contingencies (Notes 6, 7, 8 and 13)

Redeemable senior preferred stock, $1.00 par value; liquidation value $40,488; authorized 100,000 shares; no shares issued and outstanding at May 31, 1997 and 1998, 40,000 shares at December
  31, 1998 and March 31, 1999....................................     --         --           36,735        38,034
                                                                   ---------  ---------  -------------  -----------
Stockholders' deficit:
  Series A preferred stock, $1.00 par value; at liquidation
    value; authorized 200,000 shares; issued and outstanding
    152,455 shares at May 31, 1997, 153,637 shares at May 31,
    1998, December 31, 1998 and March 31, 1999...................     16,250     18,736       20,351        21,064
  Series B preferred stock, $1.00 par value; at liquidation
    value; authorized 200,000 shares; issued and outstanding
    3,857 shares at May 31, 1997, 1998, December 31, 1998 and
    March 31, 1999...............................................        144        164          179           185
  Class A voting common stock, $.001 par value; authorized
    2,500,000 shares; issued and outstanding 1,010,000 shares at
    May 31, 1997, 1,015,714 shares at May 31, 1998, December 31,
    1998 and
    March 31, 1999...............................................          1          1            1             1
  Paid-in capital................................................     --          3,994        7,844         8,034
  Unearned compensation..........................................     --         (2,546)      (2,546)       (2,546)
  Accumulated deficit............................................    (23,346)   (25,456)     (28,162)      (29,756)
                                                                   ---------  ---------  -------------  -----------
    Total stockholders' deficit..................................     (6,951)    (5,107)      (2,333)       (3,018)
                                                                   ---------  ---------  -------------  -----------
    Total liabilities and stockholders' deficit..................  $  52,923  $ 111,977    $ 157,416     $ 168,227
                                                                   ---------  ---------  -------------  -----------
                                                                   ---------  ---------  -------------  -----------

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                               ALL FIGURES $'000

                  FOR THE YEARS ENDED MAY 31, 1996, 1997, 1998
       AND THE SEVEN MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED) AND 1998

                                                                                                 SEVEN MONTHS ENDED
                                                                    YEAR ENDED MAY 31,              DECEMBER 31,
                                                              -------------------------------  ----------------------
                                                                1996       1997       1998        1997        1998
                                                              ---------  ---------  ---------  -----------  ---------

                                                                                               (UNAUDITED)
Revenues:
  Club operations...........................................  $  40,796  $  54,164  $  79,719   $  41,490   $  69,964
  Management fees and other.................................      2,959      2,403      2,631       1,500       1,698
                                                              ---------  ---------  ---------  -----------  ---------
                                                                 43,755     56,567     82,350      42,990      71,662
                                                              ---------  ---------  ---------  -----------  ---------
Operating expenses:
  Payroll and related.......................................     18,626     23,321     33,309      17,621      28,001
  Club operating............................................     14,542     18,044     25,858      13,258      24,261
  General and administrative................................      3,562      3,774      5,825       2,742       5,828
  Depreciation and amortization.............................      2,929      4,219      7,736       3,944       8,818
  Compensation expense incurred in connection with stock
    options.................................................      1,967      5,933      1,442         397         434
                                                              ---------  ---------  ---------  -----------  ---------
                                                                 41,626     55,291     74,170      37,962      67,342
                                                              ---------  ---------  ---------  -----------  ---------
    Operating income........................................      2,129      1,276      8,180       5,028       4,320
Interest expense, net of interest income of $60, $115,
  $1,228, $526 and $272, respectively.......................        952      2,455      5,902       3,270       5,279
                                                              ---------  ---------  ---------  -----------  ---------
    Income (loss) before provision (benefit) for corporate
      income taxes..........................................      1,177     (1,179)     2,278       1,758        (959)
Provision (benefit) for corporate income taxes..............        628       (243)     1,131         888        (399)
                                                              ---------  ---------  ---------  -----------  ---------
    Income (loss) before extraordinary item and cumulative
      effect of change in accounting policy.................        549       (936)     1,147         870        (560)
Extraordinary loss from early extinguishment of debt, net of
  income tax benefit of $624................................         --         --       (782)       (782)         --
                                                              ---------  ---------  ---------  -----------  ---------
    Income (loss) before cumulative effect of change in
      accounting policy.....................................        549       (936)       365          88        (560)
Cumulative effect on prior years of a change in accounting
  for club organizational costs, net of income tax benefit
  of $70....................................................         --         --        (88)        (88)         --
                                                              ---------  ---------  ---------  -----------  ---------
    Net income (loss).......................................        549       (936)       277          --        (560)
Accreted dividends on preferred stock.......................       (400)    (1,286)    (2,387)     (1,485)     (2,146)
                                                              ---------  ---------  ---------  -----------  ---------
    Net income (loss) attributable to common stockholders...  $     149  $  (2,222) $  (2,110)  $  (1,485)  $  (2,706)
                                                              ---------  ---------  ---------  -----------  ---------
                                                              ---------  ---------  ---------  -----------  ---------

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                               ALL FIGURES $'000
   FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND 1999 (UNAUDITED)

                                                                                          THREE MONTHS ENDED MARCH
                                                                                                    31,
                                                                                          ------------------------
                                                                                             1998         1999
                                                                                          -----------  -----------
                                                                                          (UNAUDITED)  (UNAUDITED)
Revenue:
  Club operations.......................................................................   $  21,822    $  35,548
  Management fees and other.............................................................         731          591
                                                                                          -----------  -----------
                                                                                              22,553       36,139
                                                                                          -----------  -----------

Operating expenses:
  Payroll and related...................................................................       8,822       13,790
  Club operating........................................................................       6,958       12,532
  General and administrative............................................................       1,689        2,261
  Depreciation and amortization.........................................................       2,138        4,629
  Compensation expense incurred in connection with stock options........................         184          190
                                                                                          -----------  -----------
                                                                                              19,791       33,402
                                                                                          -----------  -----------

    Operating income....................................................................       2,762        2,737

Interest expense, net of interest income of $499 and $250, respectively.................       1,769        1,918
                                                                                          -----------  -----------

  Income before provision for corporate income taxes....................................         993          819
Provision for corporate income taxes....................................................         465          395
                                                                                          -----------  -----------
  Net income............................................................................         528          424
Accreted dividends on preferred stock...................................................        (627)      (1,933)
                                                                                          -----------  -----------
    Net loss attributable to common stockholders........................................   $     (99)   $  (1,509)
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      ALL FIGURES $'000, EXCEPT SHARE DATA
                 FOR THE YEARS ENDED MAY 31, 1996, 1997, 1998,
 THE SEVEN MONTHS ENDED DECEMBER 31, 1998 AND THE THREE MONTHS ENDED MARCH 31,
                                1999 (UNAUDITED)

                                                                                PREFERRED STOCK
                                                              ---------------------------------------------------
                                                              SERIES A ($1.00    SERIES A ($.10   SERIES B ($1.00
                                                                    PAR)              PAR)             PAR)
                                                              ----------------  ----------------  ---------------
                                                              SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT
                                                              -------  -------  ------   -------  ------   ------
Balance at May 31, 1995.....................................                      496
Issuance of Class A Common Stock............................
Issuance of Class A and B Common Stock......................
Accretion of Series B redeemable convertible preferred stock dividends ($1.22 per share)...............................
Compensation expense incurred in connection with stock
  options...................................................
Net income..................................................
                                                                                ------   -------
  Balance at May 31, 1996...................................                      496
Liquidation of Series A Preferred Stock, for $1,000 per
  share, redemption of Class A and B Common Stock for a cash price of $35 per share and change in equity related to
  exercise of stock options.................................                     (496)
Issuance of Series A and B Preferred and Common Stock at
  cash price of $100, $35 and $1, respectively..............  152,455  $15,245                    3,857     $135
Warrant exercise at $.01 per share..........................
Original issue discount in connection with the issuance of
  warrants and subordinated debt............................
Compensation expense incurred in connection with common
  stock options.............................................
Compensation expense incurred in connection with Series B
  Preferred Stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($6.59 and $2.32 per share, respectively).................             1,005                                 9
Net loss....................................................
                                                              -------  -------  ------   -------  ------   ------
  Balance at May 31, 1997...................................  152,455   16,250     --         --  3,857      144
                                                                                ------   -------
                                                                                ------   -------
Issuance of Series A Preferred Stock and Class A Common
  Stock.....................................................    1,182      119
Unearned Compensation incurred in connection with common
  stock options.............................................
Amortization of unearned compensation.......................
Compensation expense incurred in connection with Series B
  Preferred stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($15.14 and $5.44 per share, respectively)................             2,367                                20
Net income..................................................
                                                              -------  -------                    ------   ------
  Balance at May 31, 1998...................................  153,637   18,736                    3,857      164
Warrant issuance in connection with Redeemable Senior
  Preferred Stock...........................................
Compensation expense incurred in connection with Series B
  Preferred stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($10.51 and $3.89 per share, respectively)................             1,615                                15
Accretion of redeemable senior preferred stock dividend
  ($12.20 per share plus accretion to liquidation value)....
Net loss....................................................
                                                              -------  -------                    ------   ------
  Balance at December 31, 1998..............................  153,637   20,351                    3,857      179
Compensation expense incurred in connection with Series B
  preferred stock options (Unaudited).......................
Accretion of Series A and Series B preferred stock dividend
  (Unaudited)...............................................               713                                 6
Accretion of redeemable senior preferred stock dividend
  (Unaudited)...............................................
Net income (Unaudited)......................................
                                                              -------  -------                    ------   ------
Balance at March 31, 1999 (Unaudited).......................  153,637  $21,064                    3,857     $185
                                                              -------  -------                    ------   ------
                                                              -------  -------                    ------   ------

                                                                                   COMMON STOCK
                                                              ------------------------------------------------------

                                                               CLASS A ($.001      CLASS A ($.01         CLASS B
                                                                    PAR)                PAR)           CONVERTIBLE
                                                              -----------------   ----------------   ---------------
                                                               SHARES    AMOUNT    SHARES   AMOUNT   SHARES  AMOUNT
                                                              ---------  ------   --------  ------   ------  -------
Balance at May 31, 1995.....................................                       475,000   $ 5
Issuance of Class A Common Stock............................                        87,948     1
Issuance of Class A and B Common Stock......................                        13,358            2,351
Accretion of Series B redeemable convertible preferred stock dividends ($1.22 per share)...............................
Compensation expense incurred in connection with stock
  options...................................................
Net income..................................................
                                                                                              --
                                                                                  --------           ------  -------
  Balance at May 31, 1996...................................                       576,306     6      2,351
Liquidation of Series A Preferred Stock, for $1,000 per
  share, redemption of Class A and B Common Stock for a cash price of $35 per share and change in equity related to
  exercise of stock options.................................                      (576,306)   (6)    (2,351)
Issuance of Series A and B Preferred and Common Stock at
  cash price of $100, $35 and $1, respectively..............  1,000,000    $1
Warrant exercise at $.01 per share..........................     10,000
Original issue discount in connection with the issuance of
  warrants and subordinated debt............................
Compensation expense incurred in connection with common
  stock options.............................................
Compensation expense incurred in connection with Series B
  Preferred Stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($6.59 and $2.32 per share, respectively).................
Net loss....................................................
                                                                           --                 --
                                                              ---------           --------           ------  -------
  Balance at May 31, 1997...................................  1,010,000     1           --    --         --       --
                                                                                              --
                                                                                              --
                                                                                  --------           ------  -------
                                                                                  --------           ------  -------
Issuance of Series A Preferred Stock and Class A Common
  Stock.....................................................      5,714    --
Unearned Compensation incurred in connection with common
  stock options.............................................
Amortization of unearned compensation.......................
Compensation expense incurred in connection with Series B
  Preferred stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($15.14 and $5.44 per share, respectively)................
Net income..................................................
                                                                           --
                                                              ---------
  Balance at May 31, 1998...................................  1,015,714     1
Warrant issuance in connection with Redeemable Senior
  Preferred Stock...........................................
Compensation expense incurred in connection with Series B
  Preferred stock options...................................
Accretion of Series A and Series B preferred stock dividend
  ($10.51 and $3.89 per share, respectively)................
Accretion of redeemable senior preferred stock dividend
  ($12.20 per share plus accretion to liquidation value)....
Net loss....................................................
                                                                           --
                                                              ---------
  Balance at December 31, 1998..............................  1,015,714     1
Compensation expense incurred in connection with Series B
  preferred stock options (Unaudited).......................
Accretion of Series A and Series B preferred stock dividend
  (Unaudited)...............................................
Accretion of redeemable senior preferred stock dividend
  (Unaudited)...............................................
Net income (Unaudited)......................................
                                                                           --
                                                              ---------
Balance at March 31, 1999 (Unaudited).......................  1,015,714    $1
                                                                           --
                                                                           --
                                                              ---------
                                                              ---------


                                                                                       (ACCUMULATED
                                                                                         DEFICIT)          TOTAL

                                                              PAID-IN     UNEARNED       RETAINED      STOCKHOLDERS'

                                                              CAPITAL   COMPENSATION     EARNINGS     EQUITY (DEFICIT)

                                                              --------  ------------   ------------   ----------------

Balance at May 31, 1995.....................................  $  1,788                   $    193         $ 1,986

Issuance of Class A Common Stock............................     1,371                                      1,372

Issuance of Class A and B Common Stock......................       144                                        144

Accretion of Series B redeemable convertible preferred stock
  dividends ($1.22 per share)...............................                                 (400)           (400)

Compensation expense incurred in connection with stock
  options...................................................     1,823                                      1,823

Net income..................................................                                  549             549

                                                              --------                 ------------       -------

  Balance at May 31, 1996...................................     5,126                        342           5,474

Liquidation of Series A Preferred Stock, for $1,000 per
  share, redemption of Class A and B Common Stock for a cash price of $35 per share and change in equity related to
  exercise of stock options.................................   (11,228)                   (21,466)        (32,700)

Issuance of Series A and B Preferred and Common Stock at
  cash price of $100, $35 and $1, respectively..............      (226)                                    15,155

Warrant exercise at $.01 per share..........................
Original issue discount in connection with the issuance of
  warrants and subordinated debt............................       123                                        123

Compensation expense incurred in connection with common
  stock options.............................................     5,660                                      5,660

Compensation expense incurred in connection with Series B
  Preferred Stock options...................................       273                                        273

Accretion of Series A and Series B preferred stock dividend
  ($6.59 and $2.32 per share, respectively).................       272                     (1,286)
Net loss....................................................                                 (936)           (936)

                                                              --------                 ------------       -------

  Balance at May 31, 1997...................................                              (23,346)         (6,951)

Issuance of Series A Preferred Stock and Class A Common
  Stock.....................................................         6                                        125

Unearned Compensation incurred in connection with common
  stock options.............................................     3,352     (3,352)
Amortization of unearned compensation.......................                  806                             806

Compensation expense incurred in connection with Series B
  Preferred stock options...................................       636                                        636

Accretion of Series A and Series B preferred stock dividend
  ($15.14 and $5.44 per share, respectively)................                               (2,387)
Net income..................................................                                  277             277

                                                              --------  ------------   ------------       -------

  Balance at May 31, 1998...................................     3,994     (2,546)        (25,456)         (5,107)

Warrant issuance in connection with Redeemable Senior
  Preferred Stock...........................................     3,416                                      3,416

Compensation expense incurred in connection with Series B
  Preferred stock options...................................       434                                        434

Accretion of Series A and Series B preferred stock dividend
  ($10.51 and $3.89 per share, respectively)................                               (1,630)
Accretion of redeemable senior preferred stock dividend
  ($12.20 per share plus accretion to liquidation value)....                                 (516)           (516)

Net loss....................................................                                 (560)           (560)

                                                              --------  ------------   ------------       -------

  Balance at December 31, 1998..............................     7,844     (2,546)        (28,162)         (2,333)

Compensation expense incurred in connection with Series B
  preferred stock options (Unaudited).......................       190                                        190

Accretion of Series A and Series B preferred stock dividend
  (Unaudited)...............................................                                 (719)
Accretion of redeemable senior preferred stock dividend
  (Unaudited)...............................................                               (1,299)         (1,299)

Net income (Unaudited)......................................                                  424             424

                                                              --------  ------------   ------------       -------

Balance at March 31, 1999 (Unaudited).......................  $  8,034    $(2,546)       $(29,756)        $(3,018)

                                                              --------  ------------   ------------       -------

                                                              --------  ------------   ------------       -------


                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               ALL FIGURES $'000

                  FOR THE YEARS ENDED MAY 31, 1996, 1997, 1998
       AND THE SEVEN MONTHS ENDED DECEMBER 31, 1997 (UNAUDITED) AND 1998
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                  SEVEN MONTHS ENDED
                                                                     YEAR ENDED MAY 31,              DECEMBER 31,
                                                               -------------------------------  ----------------------
                                                                 1996       1997       1998        1997        1998
                                                               ---------  ---------  ---------  -----------  ---------

                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)..........................................  $     549  $    (936) $     277   $  --       $    (560)
                                                               ---------  ---------  ---------  -----------  ---------
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Compensation expense incurred in connection with stock
      options................................................      1,967      5,933      1,442         397         434
    Depreciation and amortization............................      2,929      4,219      7,736       3,944       8,818
    Amortization of debt issuance costs......................     --            156        412         245         363
    Losses from extinguishment of debt.......................     --         --          1,406       1,377      --
    Write-off of organization costs..........................     --         --            158         158      --
    Noncash rental expense, net of noncash rental income.....      1,277      1,620      2,670       1,354       1,493
    Change in certain working capital components.............      1,216      4,389      4,316       1,620         204
    Increase in deferred tax asset...........................     (1,539)    (2,058)    (1,187)     (1,081)     (1,411)
    Increase in deferred membership costs....................       (926)      (847)    (1,403)       (708)     (2,072)
    Other....................................................        222       (174)       (94)       (113)        124
                                                               ---------  ---------  ---------  -----------  ---------
    Total adjustments........................................      5,146     13,238     15,456       7,193       7,953
                                                               ---------  ---------  ---------  -----------  ---------
    Net cash provided by operating activities................      5,695     12,302     15,733       7,193       7,393
                                                               ---------  ---------  ---------  -----------  ---------

Cash flows from investing activities:
  Capital expenditures, net of effects of acquired
    businesses...............................................     (5,380)   (11,403)   (16,170)     (5,304)    (21,815)
  Acquisition of businesses..................................        (35)    (1,888)   (19,733)     (7,058)    (25,103)
  Intangible and other assets................................        (72)      (280)      (137)     --            (434)
                                                               ---------  ---------  ---------  -----------  ---------
    Net cash used in investing activities....................     (5,487)   (13,571)   (36,040)    (12,362)    (47,352)
                                                               ---------  ---------  ---------  -----------  ---------
Cash flows from financing activities:
  Issuance of stock, net of expenses.........................      2,000     15,155        125         125      --
  Issuance of Senior Preferred Stock, net of expenses........     --         --         --          --          39,635
  Redemption and liquidation of stock, including expenses....     --        (38,820)    --          --          --
  Proceeds from borrowings, net of expenses..................      5,365     40,081     85,841      85,570      16,975
  Repayments of borrowings...................................     (7,221)   (13,607)   (45,130)    (43,334)    (20,494)
                                                               ---------  ---------  ---------  -----------  ---------
    Net cash provided by financing activities................        144      2,809     40,836      42,361      36,116
                                                               ---------  ---------  ---------  -----------  ---------
    Net (decrease) increase in cash and cash equivalents.....        352      1,540     20,529      37,192      (3,843)
Cash and cash equivalents at beginning of period.............        576        928      2,468       2,468      22,997
                                                               ---------  ---------  ---------  -----------  ---------
    Cash and cash equivalents at end of period...............  $     928  $   2,468  $  22,997   $  39,660   $  19,154
                                                               ---------  ---------  ---------  -----------  ---------
                                                               ---------  ---------  ---------  -----------  ---------
Summary of the change in certain working capital components, net of effects of acquired businesses:
    (Increase) decrease in accounts receivable...............  $     (19) $     469  $    (108)  $      69   $    (208)
    Increase in inventory....................................       (135)       (39)      (343)       (323)       (580)
    (Increase) decrease in prepaid expenses and other current
      assets.................................................        (38)       631         30         (18)       (336)
    Increase (decrease) in accounts payable and accrued
      expenses...............................................        805      2,055      1,895         981      (2,330)
    (Decrease) increase in prepaid corporate income taxes....       (913)       156        324      --          --
    Increase in deferred revenue.............................      1,516      1,117      2,518         911       3,658
                                                               ---------  ---------  ---------  -----------  ---------
      Net change in certain working capital components.......  $   1,216  $   4,389  $   4,316   $   1,620   $     204
                                                               ---------  ---------  ---------  -----------  ---------
                                                               ---------  ---------  ---------  -----------  ---------

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                               ALL FIGURES $'000

   FOR THE THREE MONTHS ENDED MARCH 31, 1998 (UNAUDITED) AND 1999 (UNAUDITED)
                     DECREASE IN CASH AND CASH EQUIVALENTS

                                                                                         THREE MONTHS ENDED MARCH
                                                                                                   31,
                                                                                         ------------------------
                                                                                                         1999
                                                                                                      -----------
                                                                                            1998
                                                                                         -----------  (UNAUDITED)
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income...........................................................................   $     528    $     424
                                                                                         -----------  -----------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Compensation expense incurred in connection with stock options.....................         184          190
    Depreciation and amortization......................................................       2,138        4,629
    Amortization of debt issuance costs................................................         157          157
    Noncash rental expense, net of noncash rental income...............................         715          933
    Change in certain working capital components.......................................       2,706        6,001
    Increase in deferred tax asset.....................................................        (526)        (702)
    Increase in deferred membership costs..............................................        (452)      (1,108)
    Other..............................................................................          25           (3)
                                                                                         -----------  -----------
    Total adjustments..................................................................       4,947       10,097
                                                                                         -----------  -----------

    Net cash provided by operating activities..........................................       5,475       10,521
                                                                                         -----------  -----------
Cash flows from investing activities:
  Capital expenditures, net of effects of acquired businesses..........................      (5,730)     (11,371)
  Acquisition of businesses............................................................      (2,975)      (1,050)
  Intangible and other assets..........................................................        (264)        (128)
  Landlord contributions...............................................................          --           87
                                                                                         -----------  -----------

    Net cash used in investing activities..............................................      (8,969)     (12,462)
                                                                                         -----------  -----------

Cash Flows from Financing Activities:
  Repayments of borrowings.............................................................        (712)        (396)
                                                                                         -----------  -----------

      Net cash used in financing activities............................................        (712)        (396)
                                                                                         -----------  -----------

      Net decrease in cash and cash equivalents........................................      (4,206)      (2,337)

Cash and cash equivalents at beginning of period.......................................      39,660       19,154
                                                                                         -----------  -----------
  Cash and cash equivalents at end of period...........................................   $  35,454    $  16,817
                                                                                         -----------  -----------
                                                                                         -----------  -----------
Summary of the change in certain working capital components, net of effects of acquired businesses:
  Increase in accounts receivable......................................................   $  (1,062)   $    (387)
  Decrease in inventory................................................................           8           98
  Increase in prepaid expenses and other current assets................................      (1,611)        (189)
  Increase in accounts payable and accrued expenses....................................       4,111        3,673
  Increase in deferred revenue.........................................................       1,260        2,806
                                                                                         -----------  -----------

    Net change in certain working capital components...................................   $   2,706    $   6,001
                                                                                         -----------  -----------
                                                                                         -----------  -----------

                See notes to consolidated financial statements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      ALL FIGURES $'000, EXCEPT SHARE DATA

1. NATURE OF BUSINESS:

    Town Sports International, Inc. and Subsidiaries (the "Company") owns, operates or manages 55 fitness clubs ("clubs") in the New York metropolitan market, eight clubs in Washington, D.C., four clubs in Boston, and two clubs in Switzerland as of December 31, 1998. The Company's geographic concentration in the New York metropolitan market may expose the Company to adverse developments related to competition, demographic changes, real estate costs and economic down turns. The Company operates in a single segment as defined by Statement of Financial Accounting Standards No. 131, " DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION."

    On December 10, 1996, the Company completed a restructuring of its ownership and debt capitalization. The restructuring was undertaken to increase stockholder value by providing access to growth capital and financial advisory skills thereby enabling the Company to optimize its competitive advantage in the market place, and to present certain existing equity holders the opportunity to diversify their respective equity interests in the Company. The restructuring was accounted for as a leveraged recapitalization whereby new investors, on a fully-diluted basis, effectively acquired 73% of the Company resulting in a reduction of equity of $32,700. The reduction in equity included the liquidation of Series A Preferred Stock of $496, and the redemption of stock and stock options outstanding immediately prior to the recapitalization of $28,025 and $4,179, respectively. In addition, 368,333 shares of Series B Redeemable Preferred Stock, which had been accounted for as mezzanine financing, were redeemed at a cost of $6,121. New and existing investors acquired newly constituted preferred and common stock. Closing fees paid to certain new investors totaled approximately $800. Senior and subordinated debt facilities were obtained to finance the repayment of existing bank facilities and to provide growth capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    A. PRINCIPLES OF CONSOLIDATION:

    The accompanying consolidated financial statements include the accounts of Town Sports International, Inc. and all wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    B. CHANGE IN YEAR END:

    On January 7, 1999, The Company's board of directors approved a change in the Company's fiscal year end from May 31 to December 31, effective beginning with the seven month period ended December 31, 1998 ("the transition period").

    C. REVENUE RECOGNITION:

    The Company receives a one-time non-refundable initiation fee and monthly dues from its members. Substantially all of the Company's members join on a month-to-month basis and can therefore cancel their membership at any time with 30 days notice. Initiation fees and related direct expenses, primarily salaries and sales commissions payable to membership consultants, are deferred and recognized, on a straight-line basis, in operations over an estimated membership period of twenty four (24) months. Dues that are received in advance are recognized on a pro-rata basis over the periods in which services are to be provided.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    In connection with advance receipts of fees or dues, the Company is required to maintain surety bonds totaling $1,975, pursuant to various state consumer protection laws.

    Management fees earned for services rendered are recognized at the time the related services are performed.

    The Company recognizes revenue from merchandise sales upon delivery to the member.

    D. INVENTORY:

    Inventory consists primarily of athletic equipment and supplies for sale to members and club supplies. Inventories are valued at the lower of cost or market by the first-in, first-out method.

    E. FIXED ASSETS:

    Fixed assets are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets, which are thirty years for building and improvements, five years for club equipment, furniture, fixtures and computer equipment, and three years for proprietary computer software. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining period of the lease. Expenditures for maintenance and repairs are charged to operations as incurred. The cost and related accumulated depreciation or amortization of assets retired or sold are removed from the respective accounts and any gain or loss is recognized in operations.

    F. ADVERTISING AND CLUB PREOPENING COSTS

    Advertising costs and club preopening costs are charged to operations during the period in which they are incurred. Total advertising costs incurred by the Company during the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 totaled $1,291, $1,627, $2,147 and $2,081, respectively.

    G. USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    The most significant assumptions and estimates relate to the useful lives and recoverability of fixed and intangible assets, deferred income tax valuation, valuation of and expense incurred in connection with stock options and warrants and the estimated membership period.

    H. CORPORATE INCOME TAXES:

    Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the financial statement and tax bases of assets and liabilities ("temporary differences") at enacted tax rates in effect for the

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) years in which the temporary differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that all or part of a deferred tax asset will not be realized.

    I. STATEMENTS OF CASH FLOWS:

    Supplemental disclosure of cash flow information:

                                                                                                          SEVEN MONTHS ENDED
                                                                             YEARS ENDED MAY 31,             DECEMBER 31,
                                                                       -------------------------------  ----------------------
                                                                         1996       1997       1998        1997        1998
                                                                       ---------  ---------  ---------  -----------  ---------
                                                                                                        (UNAUDITED)
Cash paid for:
  Interest (net of amounts capitalized)..............................  $   1,118  $   1,603  $   6,798   $   2,430   $   4,705
  Taxes..............................................................      3,080      1,655      1,300         455       1,072

Noncash investing and financing activities:
  Acquisition of fixed assets included in accounts payable...........        293        850      2,496          99       1,966

Acquisition of equipment financed by suppliers or lessors............      1,475      1,411        562         261          --

See Notes 9 and 10 for additional noncash investing and financing activities.

    J. CASH AND CASH EQUIVALENTS:

    The Company considers all highly liquid debt instruments which have maturities of three months or less when acquired to be cash equivalents. The carrying amounts reported in the balance sheets for cash and cash equivalents approximate fair value.

    K. DEFERRED LEASE LIABILITIES AND NONCASH RENTAL EXPENSE:

    The Company recognizes rental expense for leases with scheduled rent increases on the straight-line basis over the life of the lease.

    L. FOREIGN CURRENCY:

    Transactions denominated in a foreign currency have been translated into U.S. dollars at the rates of exchange at the transaction dates. Assets and liabilities have been translated at the respective year-end exchange rates. For the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998, the Company recognized foreign exchange gains (losses) of approximately $20, ($65), ($3) and $1, respectively. These gains (losses) relate to certain management fees earned in Switzerland.

    M. INVESTMENTS IN AFFILIATED COMPANIES:

    The Company has investments in Capitol Hill Squash Club Associates and Kalorama Sports Management Associates (collectively referred to as the "Affiliates"). The Affiliates have operations, which are similar, or related to, those of the Company. The Company accounts for these Affiliates in

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) accordance with the equity method. The assets, liabilities, equity and operating results of the Affiliates and the Company's pro rata share of the Affiliates' net assets and operating results were not material for all periods presented.

    N. INTANGIBLE ASSETS:

    Intangible assets consist of acquired leasehold rights, membership lists, debt issuance costs, goodwill and covenants-not-to-compete. Such intangibles are stated at cost and, except debt issuance costs, are being amortized by the straight-line method over their estimated lives. Debt issuance costs are amortized as additional interest expense over life of the underlying debt using the interest method. Effective June 1, 1997, the Company changed the estimated useful lives of membership lists from three to two years. The effect on operating results for the year ended May 31, 1998 of decreasing the useful life was to increase amortization expense by $234, $117 net of taxes. Goodwill and acquired leasehold rights are being amortized over the remaining lives of the respective leases, five to fifteen years, and debt issuance costs are being amortized over the term of the respective borrowings, five to seven years.

    Prior to the year ended May 31, 1998, the Company capitalized direct costs (legal fees and real-estate commissions) incurred to obtain leases for new clubs to be constructed by the Company ("Organizational Costs"). Such amounts were amortized over a five year period using the straight-line method. During the quarter ended May 31, 1998, the Company adopted the provisions of Statement of Position 98-5 "REPORTING ON THE COSTS OF START-UP ACTIVITIES" ("SOP 98-5") which requires that Organizational Costs be expensed as incurred. In connection with the adoption of SOP 98-5, the Company restated its first-quarter operating results as if adoption had occurred on June 1, 1997 and recorded a pre-tax charge of $158, $88 net of taxes, as the cumulative effect of this accounting change.

    O. ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS:

    Long-lived assets, such as fixed assets and intangible assets, including goodwill, are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Estimated undiscounted expected future cash flows are used to determine if an asset is impaired in which case the asset's carrying value would be reduced to fair value. For all periods presented, no impairment losses were recorded.

    P. CONCENTRATIONS OF CREDIT RISK:

    Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents. Such amounts are held, primarily, in a single commercial bank. The Company holds no collateral for these financial instruments.

    Q. STOCK-BASED EMPLOYEE COMPENSATION:

    For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method ("APB No. 25"). In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock is not greater than the amount an

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) employee must pay to acquire the stock as defined; however, to the extent that stock options are granted to employees with variable terms or if the fair value of the Company's stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense. However, the fair value of options or warrants granted to nonemployees for financing are included in operating results as an expense.

    Disclosures, including pro forma operating results had the Company prepared its financial statements in accordance with the fair value based method of accounting for stock-based compensation, have been included in Note 9.

    R. OTHER RECENT ACCOUNTING PRONOUNCEMENTS:

    During the transition period, the Company adopted the provisions of Statement of Position 98-1, "ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE" ("SOP 98-1"). SOP 98-1 requires the Company to capitalize certain costs incurred in connection with developing software to be used internally. The amounts capitalized during the period were $558.

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS No. 133"), "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." SFAS No. 133 standardizes the accounting for derivative instruments by requiring that all derivatives be recognized as assets and liabilities and measured at fair value. This statement is effective for fiscal years beginning after June 15, 1999. Based on current estimates, management does not believe that the future adoption of SFAS No. 133 will have an effect on the Company's financial statements.

3. FIXED ASSETS:

    Fixed assets as of May 31, 1997, 1998 and December 31, 1998, are shown at cost, less accumulated depreciation and amortization, and are summarized below:

                                                                                     MAY 31,         DECEMBER 31,
                                                                               --------------------  ------------
                                                                                 1997       1998         1998
                                                                               ---------  ---------  ------------
Leasehold improvements.......................................................  $  26,309  $  39,029   $   58,835
Club equipment...............................................................      8,581     13,394       19,984
Furniture, fixtures and computer equipment...................................      5,171      6,841       10,794
Building and improvements....................................................      4,995      4,995        4,995
Land.........................................................................        986        986          986
Construction in progress.....................................................      1,284      6,937        8,488
                                                                               ---------  ---------  ------------
                                                                                  47,326     72,182      104,082
  Less, Accumulated depreciation and amortization............................     13,112     17,664       22,656
                                                                               ---------  ---------  ------------
                                                                               $  34,214  $  54,518   $   81,426
                                                                               ---------  ---------  ------------
                                                                               ---------  ---------  ------------

    Depreciation and leasehold amortization expense for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 was approximately $2,813, $3,843, $6,130 and $5,664, respectively.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

4. INTANGIBLE ASSETS:

    Intangible assets as of May 31, 1997, 1998 and December 31, 1998 are shown at cost, less accumulated amortization, and are summarized below:

                                                                                       MAY 31,         DECEMBER 31,
                                                                                 --------------------  ------------
                                                                                   1997       1998         1998
                                                                                 ---------  ---------  ------------
Goodwill arising on acquisition of businesses..................................  $   2,798  $  14,755   $   32,627
Membership lists...............................................................        176      3,154        5,712
Deferred financing costs.......................................................      2,150      4,103        4,203
Covenants-not-to-compete.......................................................     --            400          550
Organizational expenses........................................................        158     --           --
                                                                                 ---------  ---------  ------------
                                                                                     5,282     22,412       43,092
  Less, Accumulated amortization...............................................        857      2,489        6,028
                                                                                 ---------  ---------  ------------
                                                                                 $   4,425  $  19,923   $   37,064
                                                                                 ---------  ---------  ------------
                                                                                 ---------  ---------  ------------

    Amortization expense of intangible assets for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 was approximately $116, $532, $2,018 and $3,517, respectively. Such amount includes amortization expense of deferred financing costs of $0, $156, $412 and $363, respectively, which has been classified as interest expense for financial reporting purposes.

5. ACCRUED EXPENSES:

                                                                                        MAY 31,         DECEMBER 31,
                                                                                  --------------------  -------------
                                                                                    1997       1998         1998
                                                                                  ---------  ---------  -------------
Accrued payroll.................................................................  $   1,882  $   3,359    $   2,210
Accrued interest................................................................        839      1,171        2,017
Accrued other...................................................................      1,296      2,089        2,078
Amounts payable under agreement to purchase a club..............................         --      1,250           --
                                                                                  ---------  ---------       ------
                                                                                  $   4,017  $   7,869    $   6,305
                                                                                  ---------  ---------       ------
                                                                                  ---------  ---------       ------

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS:

    Long-term debt and capital lease obligations consist of the following:

                                                                        MAY 31,         DECEMBER 31,   MARCH 31,
                                                                  --------------------  ------------  -----------
                                                                    1997       1998         1998         1999
                                                                  ---------  ---------  ------------  -----------
                                                                                                      (UNAUDITED)
9-3/4% Senior Notes, due 2004...................................         --  $  85,000   $   85,000    $  85,000
Term loan.......................................................  $  30,000         --           --           --
Subordinated note payable--face value of $7,500. Note shown net of original issue discount arising out of issuance of warrants
  to buy common stock...........................................      7,384         --           --           --
Notes payable for acquired businesses...........................      1,370      1,826        3,739        4,199
Capital lease obligations.......................................      2,317      1,463          785          630
                                                                  ---------  ---------  ------------  -----------
                                                                     41,071     88,289       89,524       89,829
  Less, Current portion due within one year.....................      1,924      2,036        2,191        2,324
                                                                  ---------  ---------  ------------  -----------
Long-term portion...............................................  $  39,147  $  86,253   $   87,333    $  87,505
                                                                  ---------  ---------  ------------  -----------
                                                                  ---------  ---------  ------------  -----------

    The aggregate long-term debt and capital lease obligations maturing during the next five years and thereafter is as follows:

YEAR ENDING DECEMBER 31,                                                           AMOUNT DUE
--------------------------------------------------------------------------------  ------------
1999............................................................................   $    2,191
2000............................................................................        1,137
2001............................................................................          519
2002............................................................................          208
2003............................................................................          216
Thereafter......................................................................       85,253
                                                                                  ------------
                                                                                   $   89,524
                                                                                  ------------
                                                                                  ------------

    On October 16, 1997, the Company issued $85,000 of 9-3/4% Senior Notes ("Senior Notes"), due October 2004. The net proceeds from the Senior Notes totaled approximately $81,700 of which $41,500 was used to repay the term loan, the line of credit and the subordinated note payable. The transaction fees of approximately $3,300, were accounted for as deferred financing costs. The Senior Notes bear interest at an annual rate of 9-3/4%, payable semi-annually. The notes are redeemable at the option of the Company on or after October 15, 2001. The Senior Notes are non-collateralized and rank "PARI PASSU" with all unsubordinated debt and senior in right of payment with all subordinated indebtedness of the Company. The note indenture under which the Senior Notes were issued contains certain covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, engage in transactions with affiliates, incur liens and engage in asset sales.

    The Company has a line of credit with its principal bank for direct borrowings and letters of credit of up to $25,000. The line of credit carries interest at the Company's option based upon the Eurodollar borrowing rate plus 2.50% or the bank's prime rate plus 1.50%, as defined and the Company is

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS: (CONTINUED) required to pay a commitment commission of 0.375% per annum based upon the daily unutilized amount. There were no outstanding borrowings against this line of credit as of December 31, 1998; however the amount available for borrowing has been reduced by outstanding letters of credit totaling $2,007 (see Note 8). This line of credit expires on October 15, 2002. The line of credit, as amended, contains various covenants including interest coverage and a leverage ratio as well as restrictions on the payment of dividends. The line of credit is collateralized by a mortgage on land, building and equipment, which, as of December 31, 1998, had an aggregate book value of approximately $3,447, and by all other assets of the Company.

    The Term Loan, prior to repayment, carried interest based upon Eurodollar borrowing rate plus 3.25%, or the base prime rate plus 2.00% as determined by the Company.

    The Subordinated note, prior to repayment, carried interest of 11.5%.

    Notes payable were incurred upon the acquisition of various fitness clubs and are subject to the Company's right of offset for possible post acquisition adjustments arising out of operations of the acquired clubs. These notes are stated at a discount from face value at rates of between 5% and 7%, and are non-collateralized.

    The carrying value of long-term debt, other than the Senior Notes, approximates fair market value as of May 31, 1997, 1998 and December 31, 1998 as the debt is generally short term in nature. The Senior Notes have a fair value of approximately $82,000 as of December 31, 1998, based on the quoted market price.

    The Company's interest expense and capitalized interest related to club facilities under construction for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 are as follows:

                                                                                                        SEVEN MONTHS
                                                                                                            ENDED
                                                                             YEAR ENDED MAY 31,         DECEMBER 31,
                                                                       -------------------------------  -------------
                                                                         1996       1997       1998         1998
                                                                       ---------  ---------  ---------  -------------
Interest costs expensed..............................................  $   1,012  $   2,570  $   7,130    $   5,551
Interest costs capitalized...........................................         46         28        526          308
                                                                       ---------  ---------  ---------       ------
                                                                       $   1,058  $   2,598  $   7,656    $   5,859
                                                                       ---------  ---------  ---------       ------
                                                                       ---------  ---------  ---------       ------

    The Company leases equipment under noncancelable capital leases. The initial lease terms range from three to five years, after which the Company is required to purchase the equipment at amounts defined by the agreements.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

6. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS: (CONTINUED)
    As of December 31, 1998, minimum rental payments, under all capital leases, including payments to acquire leased equipment, are as follows:

                                                                                     MINIMUM
YEAR ENDING DECEMBER 31,                                                          ANNUAL RENTAL
-------------------------------------------------------------------------------  ---------------
1999...........................................................................     $     629
2000...........................................................................           191
2001...........................................................................            50
2002...........................................................................             4
                                                                                        -----
                                                                                          874
  Less, Amounts representing interest..........................................            89
                                                                                        -----
    Present value of minimum capital lease payments............................     $     785
                                                                                        -----
                                                                                        -----

    The cost of leased equipment included in club equipment was approximately $4,190, $5,033 and $5,033 at May 31, 1997, 1998 and December 31, 1998,
respectively; related accumulated depreciation was $1,283, $2,234 and $3,222, respectively.

7. RELATED PARTY TRANSACTIONS:

    a. The Company entered into a management agreement with Town Squash AG ("TSAG"). The Company, together with the shareholders of TSAG, is contingently liable to fund shortfalls in operating cash flow of TSAG, as defined. The terms of the agreement provide for the Company to fund a maximum amount of operating cash flow of approximately $142 ("Advances"). As of May 31, 1997, 1998 and December 31, 1998, the Company had no outstanding Advances to TSAG.

       Management fees earned during the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 amounted to approximately $695, $223, $239 and $224, respectively.

    b. The Company entered into a professional service agreement with Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS"), for strategic and financial advisory services on December 10, 1996. Fees for such services are $250 per annum, and are payable while BRS owns 20% or more of the outstanding Common Stock of the Company. Amounts due BRS on May 31, 1997 and 1998, which are included in accounts payable, were $104. No amounts were due BRS at December 31, 1998.

8. LEASES:

    The Company leases office, warehouse and multi-recreational facilities and certain equipment under noncancelable operating leases. In addition to base rent, the facility leases generally provide for additional rent based on increases in real estate taxes and other costs. Certain leases give the Company the right to acquire the leased facility at defined prices based on fair value and provide for additional rent based upon defined formulas of revenue, cash flow or operating results of the respective facilities.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

8. LEASES: (CONTINUED)
Under the provisions of certain of these leases, the Company is required to maintain irrevocable letters of credit, which total $2,007.

    The leases expire at various times through December 31, 2021, and certain leases may be extended at the Company's option.

    Future minimum rental payments under noncancelable operating leases are as follows:

YEAR ENDING DECEMBER 31,                                                MINIMUM ANNUAL RENTAL
---------------------------------------------------------------------  -----------------------
1999.................................................................        $    20,616
2000.................................................................             22,095
2001.................................................................             22,259
2002.................................................................             22,019
2003.................................................................             21,789
Aggregate thereafter.................................................            176,925
                                                                                --------
                                                                             $   285,703
                                                                                --------
                                                                                --------

    Rent expense, including the effect of deferred lease liabilities, for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 was approximately $8,653, $10,169, $15,493 and $13,914, respectively. Such amounts include additional rent of $1,863, $2,146, $2,590 and $2,087, respectively.

    The Company, as landlord, leases space under noncancelable operating leases. In addition to base rent, certain leases provide for additional rent based on increases in real estate taxes, indexation, utilities and defined amounts based on the operating results of the lessee. The leases expire at various times through December 31, 2013. Future minimum rentals receivable under noncancelable leases are as follows:

YEAR ENDING DECEMBER 31,                                                MINIMUM ANNUAL RENTAL
---------------------------------------------------------------------  -----------------------
1999.................................................................         $     828
2000.................................................................               825
2001.................................................................               829
2002.................................................................               761
2003.................................................................               599
Aggregate thereafter.................................................             1,033
                                                                                 ------
                                                                              $   4,875
                                                                                 ------
                                                                                 ------

    Rental income, including noncash rental income, for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998, was approximately $882, $936, $963 and $822, respectively. Such amounts included additional rental charges above the base rent of $570, $620, $651 and $608, respectively.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK:

    a.  CAPITALIZATION:

       The Company's certificate of incorporation, as amended during November 1998, provides for the issuance of up to 3,500,000 shares of capital stock, consisting of 2,500,000 shares of class A Voting Common Stock ("Class A"), par value $0.001 per share; 500,000 shares of Class B Non-voting Common Stock ("Class B"), par value of $0.001 per share, (Class A and Class B are collectively referred to herein as "Common Stock"); 100,000 shares of Redeemable Senior Preferred Stock ("Senior"), par value $1.00 per share; 200,000 shares of Series A Preferred Stock, ("Series A") par value $1.00 per share, and 200,000 shares of Series B Preferred Stock ("Series B") par value $1.00 per share.

       All stockholders have preemptive rights to purchase a pro-rata share of any future sales of securities, as defined.

       REDEEMABLE SENIOR PREFERRED STOCK

       During November 1998, the Company issued 40,000 shares of mandatorily redeemable Senior stock and 143,261 warrants. The Senior stock has no voting rights except as required by law. The warrants have an exercise price of $0.01, expire in November 2008 and are exercisable into an equal number of shares of Class A Common Stock. After payment of fees and expenses of approximately $365 the Company received net proceeds of $39,635. Upon issuance, a $3,416 value was ascribed to the warrants. The initial fair value of the Senior stock ($36,219) is being accreted to its liquidation value using the interest method. The accreted amount for the seven months ended December 31, 1998 was $28. The Senior stock is redeemable in November 2008. In the event that certain defined events occur, the number of warrants exercisable will be reduced.

       The Senior stock has liquidation preferences over Series A, Series B and Common Stock. The Senior stock may, at the option of the holder, be converted into Common Stock upon the initial public offering ("IPO") of the Company's common stock at a conversion rate equal to the IPO price.

       The Senior stock has a liquidation value of $1,000 per share plus cumulative unpaid dividends of $488 as of December 31, 1998. The Senior stockholders are entitled to a cumulative 12% annual dividend, based upon the per share price of $1,000.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK: (CONTINUED)
       A summary of transactions related to the Senior stock for the seven month period ended December 31, 1998 is as follows:

Proceeds received in connection with the issuance of Senior stock and warrants.....................................................  $  40,000
Expenses incurred in connection with issuance......................       (365)
Fair value ascribed to warrants at issuance........................     (3,416)
                                                                     ---------
Fair value of Senior stock at date of issuance.....................     36,219

Accretion to Senior stock liquidation value........................         28
Accretion of Senior stock dividends................................        488
                                                                     ---------
December 31, 1998 Senior stock carrying value......................  $  36,735
                                                                     ---------
                                                                     ---------

       Cumulative unpaid dividends on Senior stock are payable upon certain defined events which include: the dissolution, liquidation or winding up of the Company; the redemption of such shares; or the sale of substantially all of the assets of the Company.

       PREFERRED STOCK

       The Preferred Stock has liquidation preferences over Common Stock. The Company's Series A and Series B stock have no conversion features or voting rights except as required by law, and rank "PARI PASSU."

       Series A stock has a liquidation value of $100 per share plus cumulative unpaid dividends of $4,987 as of December 31, 1998. Series A stockholders are entitled to a cumulative 14% annual dividend based upon the per share price of $100.

       Series B stock has a liquidation value of $35 per share plus cumulative unpaid dividends of $44 as of December 31, 1998. Series B stockholders are entitled to a cumulative 14% annual dividend based upon the per share price of $35.

       Cumulative unpaid dividends on all Preferred Stock are payable upon certain defined events which include: the dissolution; liquidation or winding up of the Company; the redemption of such shares; or the sale of substantially all of the assets of the Company.

       COMMON STOCK

       Class A stock and Class B stock each have identical terms with the exception that Class A stock is entitled to one vote per share, while Class B stock has no voting rights, except as required by law. In addition, Class B stock is convertible into an equal number of Class A shares, at the option of the holder of the majority of the Class B stock. To date, the Company has not issued Class B stock.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK: (CONTINUED)
    b.  STOCK OPTIONS and WARRANTS:

    The following table summarizes the stock option activity for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998:

                                                       CLASS A      CLASS A
                                                       COMMON       COMMON       CLASS B     SERIES B
                                                       ($0.01       ($.001     CONVERTIBLE  REDEEMABLE    SERIES B
STOCK OPTIONS                                        PAR VALUE)   PAR VALUE)     COMMON      PREFERRED   PREFERRED
---------------------------------------------------  -----------  -----------  -----------  -----------  ----------
Number of shares under option:
  Outstanding at June 1, 1995......................     150,000                   121,000       21,251
  Options exercised................................     (13,358)                   (2,351)
  Options cancelled................................      (6,642)                     (349)
                                                     -----------               -----------  -----------
    Outstanding at May 31, 1996....................     130,000                   118,300       21,251
  Options granted..................................                   57,142       20,000                   164,783
  Options exercised................................    (130,000)                 (138,300)     (21,251)
                                                     -----------  -----------  -----------  -----------  ----------
    Outstanding at May 31, 1997....................          --       57,142           --           --      164,783
                                                     -----------               -----------  -----------
                                                     -----------               -----------  -----------
Options granted....................................                   14,700
                                                                  -----------                            ----------
    Outstanding at May 31, 1998 and December 31,
      1998.........................................                   71,842                                164,783
                                                                  -----------                            ----------
                                                                  -----------                            ----------
Exercise price:
  Outstanding at June 1, 1995......................   $    3.40                 $   10.00    $    3.00
  Options exercised................................        2.40                      9.89
  Options cancelled................................        2.40                      9.89
                                                     -----------               -----------  -----------
Weighted average price of outstanding options at
  May 31, 1996.....................................        3.55                     10.06         3.00
  Options granted..................................                $    1.00(i)       6.00 (ii           $    10.00(ii)
  Options exercised................................        3.55                      9.47         3.00
                                                     -----------  -----------  -----------  -----------  ----------
Weighted average price of outstanding options at
  May 31, 1997.....................................          --         1.00           --           --        10.00
                                                     -----------               -----------  -----------
                                                     -----------               -----------  -----------
  Options granted..................................                    17.50 (ii
                                                                  -----------                            ----------
Weighted average price of outstanding options at
  May 31, 1998 and December 31, 1998...............                     4.38                                  10.00
                                                                  -----------                            ----------
                                                                  -----------                            ----------

------------------------

(i) Option exercise price equal to market price on the grant date based upon independent appraisal.

(ii) Option exercise price less than market price on the grant date based upon independent appraisal.

    As of May 31, 1996, all outstanding options were exercisable. As of May 31, 1997 and 1998, all outstanding options for Series B Redeemable Preferred Stock were exercisable and 11,428 and 25,797 options of Class A stock respectively were exercisable.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK: (CONTINUED)
    The following table summarizes stock option information as of December 31, 1998:

                                                             OPTIONS OUTSTANDING
                                                   ---------------------------------------    OPTIONS EXERCISABLE
                                                                  WEIGHTED-                 ------------------------
                                                                   AVERAGE      WEIGHTED-                 WEIGHTED-
                                                                  REMAINING      AVERAGE                   AVERAGE
                                                     NUMBER      CONTRACTUAL    EXERCISE      NUMBER      EXERCISE
                                                   OUTSTANDING      LIFE          PRICE     EXERCISABLE     PRICE
                                                   -----------  -------------  -----------  -----------  -----------
Class A Common:
  1997 Grants....................................      57,142       99 months   $    1.00       22,857    $    1.00
  1998 Grants....................................      14,700       99 months   $   17.50        2,940    $   17.50

Series B Preferred...............................     164,783      275 months   $   10.00      164,783    $   10.00

    CLASS A COMMON STOCK ($.001 PAR VALUE) OPTIONS:

    During the year ended May 31, 1997, the Company adopted the Town Sports International Inc. 1997 Common Stock Option Plan (the "1997 Plan"). The provisions of the 1997 Plan, as amended and restated, provide for the Company's Board of Directors to grant to executives and key employees options to acquire 80,876 shares of Class A stock.

    The Company granted 57,142 options ("1997 Grants") with an exercise price of $1.00 on December 10, 1996. The 1997 Grants have a term of 10 years and originally vested based on the achievement of annual equity values as defined. During the year ended May 31, 1998, the 1997 Grants were amended. The amendment impacted 45,714 options, which had not previously vested (the "Amended Grants") by adding a provision whereby unvested outstanding options would automatically vest on December 10, 2005. Vesting will be accelerated in the event that certain defined events occur including the achievement of certain equity values, the sale of the Company, or an initial public offering of equity securities as defined.

    During the year ended May 31, 1998, the Company granted 14,700 options ("1998 Grants") with an exercise price of $17.50 and a term of 10 years. This exercise price was below the estimated fair value of the Class A stock of $60.50 on the date of grant. The 1998 Grants vest in full on December 10, 2005; however, vesting will be accelerated in the event that certain defined events occur including the achievement of annual equity values or the sale of the Company.

    In accordance with APB No. 25, the Company recorded unearned compensation in connection with the Amended Grants and the 1998 Grants. Such amount is included within stockholders' deficit and represented the difference between the estimated fair value of the Class A stock on the date of amendment or grant, respectively, and the exercise price. Unearned compensation will be amortized as compensation expense over the vesting period. During the year ended May 31, 1998, amortization of unearned compensation totaled $806. For the seven months ended December 31, 1998, no additional options vested and accordingly there was no amortization of unearned compensation.

    As of December 31, 1998, shares reserved for future option awards totaled 9,034.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK: (CONTINUED) SERIES B PREFERRED STOCK OPTIONS:

    During the year ended May 31, 1997, the Company granted 164,783 options ("Series B Options") to certain employees which entitle the holders to purchase an equal number of shares of Series B stock at an exercise price of $10.00 per share. The estimated fair value of the Series B stock on the date of grant was $35.00 per share. Accordingly, the Company recognized an aggregate charge for the difference between the Series B Options' exercise price and the estimated fair value of the Series B stock, which totaled $4,120. Series B Options were fully vested on the date of grant and expire on December 31, 2021. The terms of the Series B Options also contain provisions whereby the exercise price will be reduced or in certain cases, the option holder will receive cash in accordance with a formula as defined. The aggregate value of either a reduction in exercise price or the distribution of cash will be deemed compensatory and accordingly the Company will record compensation expense. For the years ended May 31, 1997 and 1998 and the seven months ended December 31, 1998, compensation expense recognized in connection with Series B Options totaled $273, $636 and $434, respectively. There are no shares of Series B Preferred Stock reserved for future option grants.

    CLASS A ($0.01 PAR VALUE) AND CLASS B CONVERTIBLE OPTIONS:

    During the years ended May 31, 1996 and 1997, in connection with the granting of Class A Common Stock ($0.001 par value) and Class B Convertible Common Stock Options, the Company recognized a compensation charge of approximately $1,967 and $5,933, respectively. Such charges represented the difference between the exercise price of the respective options and the fair market value of the underlying stock as determined by the Board of Directors.

    PRO FORMA OPERATING RESULTS:

    The following table summarizes the pro forma operating results of the Company had compensation costs for the outstanding options been determined in accordance with the fair value based method of accounting for stock-based compensation. There were no options granted during the year ended May 31, 1996 and the seven months ended December 31, 1998.

    Since option grants vest over several years and additional grants are expected in the future, the pro forma results noted below are not likely to be representative of the effects on future years of the application of the fair value based method. No additional options vested during the seven months ended December 31, 1998, therefore the effects of the fair value based method on operating results for that period was immaterial.

                                                                                 MAY 31,
                                                                           --------------------
                                                                             1997       1998
                                                                           ---------  ---------
Pro forma amounts:
  Net loss attributable to common stockholders...........................  $  (1,826) $  (1,804)
                                                                           ---------  ---------
                                                                           ---------  ---------

    For the purposes of the above pro forma information, the fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model. For the years ending May 31, 1997 and 1998, the weighted-average fair value of the option grants was approximately $26.00 and $44.00, respectively. The following weighted-average assumptions were used in computing the fair

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

9. STOCKHOLDERS' EQUITY AND REDEEMABLE SENIOR PREFERRED STOCK: (CONTINUED) value of options grants: expected volatility of 60% for all periods; risk-free interest rate of approximately 6.5% for May 31, 1997 and 5.5% for May 31, 1998; expected lives of five years for May 31, 1997, and three to five years for May 31, 1998; and a zero dividend yield for all periods.

    WARRANTS TO BUY COMMON STOCK:

    In connection with the issuance of the Subordinated note payable on December 10, 1996, warrants to buy 124,022 shares of Class A Common Stock were issued at an exercise price of $0.01 per share. Original issue discount arising upon this issue, totaled approximately $123. 10,000 warrants were exercised on December 10, 1996. The amount of warrants outstanding was reduced during the seven months ended December 31, 1998 by 38,308 to 75,714 in connection with the issuance of the Senior stock. As of December 31, 1998, the remaining outstanding warrants are fully exercisable and expire in December 2006.

10. ASSET ACQUISITIONS:

    During the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998, the Company completed the acquisition of 36 fitness clubs. With the exception of the Ultrafit, Inc. and Affiliates ("Ovox") and Lifestyle Fitness of Springfield, Inc. and Affiliates ("Lifestyle") acquisitions, as discussed below, the individual acquisitions were not material to the financial position or results of operations of the Company. The table below summarizes the aggregate purchase price and the purchase price allocation to assets acquired:

                                                                                                          SEVEN MONTHS
                                                                                                             ENDED
                                                                               YEAR ENDED MAY 31,         DECEMBER 31,
                                                                         -------------------------------  ------------
                                                                           1996       1997       1998         1998
                                                                         ---------  ---------  ---------  ------------
Number of clubs acquired...............................................          1          3         16           16
                                                                         ---------  ---------  ---------  ------------
                                                                         ---------  ---------  ---------  ------------
Purchase prices payable in cash at closing.............................  $      35  $   1,888  $  19,733   $   25,103
Issuance and assumption of notes payable...............................        269      2,250      4,110        4,654
                                                                         ---------  ---------  ---------  ------------
    Total purchase prices..............................................  $     304  $   4,138  $  23,843   $   29,757
                                                                         ---------  ---------  ---------  ------------
                                                                         ---------  ---------  ---------  ------------
Allocation of purchase prices:
  Fixed assets.........................................................  $     299  $   2,462  $   9,011   $    9,177
  Membership lists.....................................................         --        177      2,978        2,559
  Goodwill.............................................................         --      1,484     11,557       18,021
  Other net assets acquired............................................          5         15        297       --
                                                                         ---------  ---------  ---------  ------------
    Total allocation of purchase prices................................  $     304  $   4,138  $  23,843   $   29,757
                                                                         ---------  ---------  ---------  ------------
                                                                         ---------  ---------  ---------  ------------

    For financial reporting purposes, these acquisitions have been accounted for under the purchase method and, accordingly, the purchase prices have been assigned to the assets and liabilities acquired on the basis of their respective fair values on the date of acquisition. The excess of purchase prices over the net tangible assets acquired has been allocated to membership lists acquired, covenant-not-to compete and goodwill. Intangible assets are amortized by the straight-line basis over the estimated life

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

10. ASSET ACQUISITIONS: (CONTINUED)
of the asset. Acquired membership lists are amortized over a 2 year period and goodwill is amortized over remaining lives of the leases of the acquired fitness club which range from 3.5 to 15 years. The results of operations of the clubs have been included in the Company's consolidated financial statements from the respective dates of acquisition and the impact of these acquisitions on the consolidated financial statements of the Company was not material, with the exception of the following acquisitions.

    On April 6, 1998, the Company acquired Ovox. Ovox's operations consisted of four fitness clubs in New Jersey which were owned and operated by a common group of investors. The purchase price totaled $8,177, which included $7,750 of cash and notes payable of $236. Transaction costs amounted to $191. The excess of the purchase price over the net fair value of the assets acquired was $6,589, and has been allocated to the membership lists acquired and goodwill. The following unaudited pro forma information has been prepared assuming the Ovox acquisition had taken place at the beginning of the respective periods. The pro forma adjustments give effect to amortization of goodwill, interest expense on acquisition debt, and related income tax effects:

                                                                       FOR THE YEARS ENDED
                                                                             MAY 31,
                                                                     ------------------------
                                                                        1997         1998
                                                                     -----------  -----------
                                                                     (UNAUDITED)  (UNAUDITED)
Revenues...........................................................   $  60,898    $  87,158
Pro forma net income (loss) before extraordinary item and
  cumulative effect of change in accounting policy.................        (862)       1,275
Proforma net loss attributable to common stockholders..............   $  (2,148)   $  (1,982)

    On August 6, 1998, the Company acquired Lifestyle. Lifestyle's operations consisted of six fitness clubs in New Jersey, which were owned and operated by a common group of investors. The purchase price totaled $10,752, which included $10,000 of cash and notes payable of $300. Transaction costs amounted to $452. The following unaudited pro forma information has been prepared assuming the Lifestyle acquisition had taken place at the beginning of the respective periods reported herein. The pro forma adjustments give effect to amortization of goodwill, interest expense on acquisition debt, and the related income tax effects:

                                                                      FOR THE
                                                                       YEAR      FOR THE SEVEN
                                                                       ENDED     MONTHS ENDED
                                                                      MAY 31,    DECEMBER 31,
                                                                       1998          1998
                                                                    -----------  -------------
                                                                    (UNAUDITED)   (UNAUDITED)
Revenues..........................................................   $  90,037    $    72,989
Pro forma net income (loss) before extraordinary item and
  cumulative effect of change in accounting policy................       1,130           (575)
Pro forma net income (loss) attributable to common stockholders...   $     260    $    (2,240)

    This unaudited proforma financial information is presented for informational purposes only and may not be indicative of the results of operations as they would have been if the Company and the

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

10. ASSET ACQUISITIONS: (CONTINUED)
acquired clubs had been a single entity for the respective periods presented, nor is it indicative of the results of operations which may occur in the future. Anticipated efficiencies from the consolidation of the acquired clubs and the Company have been excluded from the amounts included in the proforma summary presented above.

11. REVENUE FROM CLUB OPERATIONS:

    Revenues from club operations for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1997 (unaudited) and 1998 are summarized below:

                                                                                             SEVEN MONTHS ENDED
                                                                YEAR ENDED MAY 31,              DECEMBER 31,
                                                          -------------------------------  ----------------------
                                                            1996       1997       1998        1997        1998
                                                          ---------  ---------  ---------  -----------  ---------
                                                                                           (UNAUDITED)
Membership dues.........................................  $  35,800  $  45,916  $  66,878   $  34,987   $  59,105
Initiation fees.........................................      1,849      3,308      4,408       2,423       3,374
Other club revenues.....................................      3,147      4,940      8,433       4,080       7,485
                                                          ---------  ---------  ---------  -----------  ---------
                                                          $  40,796  $  54,164  $  79,719   $  41,490   $  69,964
                                                          ---------  ---------  ---------  -----------  ---------
                                                          ---------  ---------  ---------  -----------  ---------

12. CORPORATE INCOME TAXES:

    The (benefit) provision for income taxes for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998 consists of the following:

                                                                                              MAY 31, 1996
                                                                                    ---------------------------------
                                                                                                  STATE
                                                                                     FEDERAL    AND LOCAL     TOTAL
                                                                                    ---------  -----------  ---------
Current...........................................................................  $   1,256   $     911   $   2,167
Deferred..........................................................................       (964)       (575)     (1,539)
                                                                                    ---------       -----   ---------
                                                                                    $     292   $     336   $     628
                                                                                    ---------       -----   ---------
                                                                                    ---------       -----   ---------

                                                                                              MAY 31, 1997
                                                                                    ---------------------------------
                                                                                                  STATE
                                                                                     FEDERAL    AND LOCAL     TOTAL
                                                                                    ---------  -----------  ---------
Current...........................................................................  $   1,053   $     762   $   1,815
Deferred..........................................................................     (1,226)       (832)     (2,058)
                                                                                    ---------       -----   ---------
                                                                                    $    (173)  $     (70)  $    (243)
                                                                                    ---------       -----   ---------
                                                                                    ---------       -----   ---------

                                                                                              MAY 31, 1998
                                                                                    ---------------------------------
                                                                                                  STATE
                                                                                     FEDERAL    AND LOCAL     TOTAL
                                                                                    ---------  -----------  ---------
Current...........................................................................  $   1,383   $     935   $   2,318
Deferred..........................................................................       (751)       (436)     (1,187)
                                                                                    ---------       -----   ---------
                                                                                    ---------       -----   ---------
                                                                                    $     632   $     499   $   1,131
                                                                                    ---------       -----   ---------
                                                                                    ---------       -----   ---------

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

12. CORPORATE INCOME TAXES: (CONTINUED)

                                                                                            DECEMBER 31, 1998
                                                                                    ---------------------------------
                                                                                                  STATE
                                                                                     FEDERAL    AND LOCAL     TOTAL
                                                                                    ---------  -----------  ---------
Current...........................................................................  $     588         425   $   1,012
Deferred..........................................................................       (952)       (460)     (1,411)
                                                                                    ---------       -----   ---------
                                                                                    $    (364)  $     (35)  $    (399)
                                                                                    ---------       -----   ---------
                                                                                    ---------       -----   ---------

    The components of the net deferred tax asset as of May 31, 1997, 1998 and December 31, 1998 are summarized below:

                                                                                        MAY 31,         DECEMBER 31,
                                                                                  --------------------  -------------
                                                                                    1997       1998         1998
                                                                                  ---------  ---------  -------------
Deferred tax assets:
  Deferred lease liabilities....................................................  $   2,966  $   4,106    $   4,750
  Compensation expense incurred in connection with stock options................      1,846      2,445        2,611
  Fixed assets and intangible assets............................................      1,153        358        1,176
  State net operating loss carry-forwards.......................................        100        214          286
  Deferred revenue..............................................................      1,835      2,349        2,964
  Other.........................................................................         33         56          162
                                                                                  ---------  ---------       ------
                                                                                      7,933      9,528       11,949
                                                                                  ---------  ---------       ------
Deferred tax liabilities:
  Accrued expenses..............................................................       (153)      (150)        (149)
  Deferred costs................................................................     (1,624)    (2,035)      (2,946)
                                                                                  ---------  ---------       ------
                                                                                     (1,777)    (2,185)      (3,095)
                                                                                  ---------  ---------       ------
    Net deferred tax asset, prior to valuation allowance........................      6,156      7,343        8,854
Valuation allowance.............................................................       (184)      (184)        (284)
                                                                                  ---------  ---------       ------
    Net deferred tax asset......................................................  $   5,972  $   7,159    $   8,570
                                                                                  ---------  ---------       ------
                                                                                  ---------  ---------       ------

    As of December 31, 1998, the Company had state net operating loss carry-forwards of approximately $2,900. Such amounts expire between December 31, 1999 and December 31, 2005.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

12. CORPORATE INCOME TAXES: (CONTINUED)
    The following table accounts for the differences between the actual provision and the amounts obtained by applying the statutory U.S. Federal income tax rate of 34% to the income (loss) before provision (benefit) for corporate income taxes:

                                                                                          YEAR ENDED MAY 31,
                                                                                 -------------------------------------
                                                                                    1996         1997         1998
                                                                                    -----        -----        -----
Federal statutory tax rate.....................................................          34%         (34)%         34%
State and local income taxes, net of federal tax benefit, change of valuation
  allowance and tax rates......................................................          19          (14)          15
Adjustment of prior year's tax refund..........................................          --           25           --
Non-taxable interest income....................................................          --           --           --
Other..........................................................................          --            2            1
                                                                                         --           --           --
                                                                                         53%         (21)%         50%
                                                                                         --           --           --
                                                                                         --           --           --

                                                                                   SEVEN MONTHS
                                                                                       ENDED
                                                                                   DECEMBER 31,
                                                                                 -----------------
                                                                                       1998
                                                                                 -----------------
Federal statutory tax rate.....................................................            (34)%
State and local income taxes, net of federal tax benefit, change of valuation
  allowance and tax rates......................................................              1
Adjustment of prior year's tax refund..........................................             --
Non-taxable interest income....................................................            (11)
Other..........................................................................              2
                                                                                            --
                                                                                           (42)%
                                                                                            --
                                                                                            --

13. CONTINGENCIES:

    A claim had been filed against the Company related to alleged copyright infringement from the unauthorized use of photographs in advertisements. The case was brought originally in federal Court in June 1996 and was dismissed in February 1998 because the plaintiffs had not registered copyrights to the photographs. A further claim was filed in New York State Supreme Court in April 1998 and was dismissed in December 1998.

    The Company is a party to various other lawsuits arising in the normal course of business. Management believes that the ultimate outcome of these matters will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

14. EMPLOYEE BENEFIT PLAN:

    The Company maintains a 401(k) defined contribution plan (the "Plan") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides for the Company to make discretionary contributions; however, the Company elected not to make contributions for the years ended May 31, 1996, 1997, 1998 and the seven months ended December 31, 1998.

15. EXTRAORDINARY ITEM:

    During the year ended May 31, 1998, the Company completed a $85,000 financing. As part of this financing, an existing term loan, a line of credit and a subordinated note were repaid. Accordingly, previously capitalized fees and expenses relating to obtaining such financing of $1,406 were written off, net of taxes of $624.

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                      ALL FIGURES $'000, EXCEPT SHARE DATA

16. SUBSEQUENT EVENT:

    Subsequent to December 31, 1998, the Company acquired two fitness clubs. These acquisitions will be accounted for in accordance with the purchase method. The aggregate purchase price totaled $1,709 which included $1,000 payable at closing and the issuance of notes payable totaling $709.

17. NOTE TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

BASIS OF PRESENTATION:

    The consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 are unaudited. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments necessary (which are of a normal recurring nature) to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full fiscal year.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Stockholders of Town Sports International, Inc.:

    Our audits on the consolidated financial statements referred to in our report dated February 16, 1999 appearing in this prospectus on page F-2 also included an audit of the financial statement schedule which appears on page F-31 of this prospectus. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PRICEWATERHOUSECOOPERS LLP

New York, New York
February 16, 1999

                TOWN SPORTS INTERNATIONAL, INC. AND SUBSIDIARIES

                 SCHEDULE II, VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

    For each of the years ended May 31, 1996, 1997, 1998 and the seven month period ended December 31, 1998.

                                                         COL. B                 COL. C                             COL. E
                                                      -------------  ----------------------------               -------------
                                                       BALANCE AT    CHARGED TO     CHARGED TO       COL. D      BALANCE AT
                                                        BEGINNING     COSTS AND        OTHER       -----------       END
DESCRIPTION                                              OF YEAR      EXPENSES       ACCOUNTS      DEDUCTIONS      OF YEAR
----------------------------------------------------  -------------  -----------  ---------------  -----------  -------------
Deferred tax asset valuation allowance:
1996................................................    $     284                                                 $     284
1997................................................          284                                   $    (100)(1)         184
1998................................................          184                                                       184
The seven months ended December 31, 1998............          184     $   100(2)                                        284

------------------------

(1) Reduction of valuation allowance from the utilization of state net operating loss carryfowards which were no longer required.

(2) Increase in valuation allowance required for state net operating loss carryforwards.

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                                   PROSPECTUS
                                  $40,000,000

                                     [LOGO]

                                     [LOGO]

                                     [LOGO]

                                     [LOGO]

                                  Town Sports
                                 International

                          9 3/4% SENIOR NOTES DUE 2004

                                         , 1999

"UNTIL            , ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS."

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